CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

06011460

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0439/06/LTR

1 March 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82-3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 15 February 2006 (*Return pursuant to Rule 704 (11) of the Listing Manual*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels plc*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, CDL Investments New Zealand Limited*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited (formerly known as CDL Hotels New Zealand Limited)*);
- 23 February 2006 (*Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited*);
- 24 February 2006 (*Interested Person Transactions – Provision of Loans to Joint Ventures*);
- 28 February 2006 (*Unaudited Full Year Financial Statement for the Year ended 31 December 2005*);

.../2

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

- 28 February 2006 (*2005 Full Year Financial Results Presentation*); and
- 28 February 2006 (*Notice of Change in Substantial Shareholders' Interest*)

Yours faithfully

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw



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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Feb-2006 17:14:29
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Return pursuant to Rule 704(11) of the Listing Manual

Description

Pursuant to Rule 704(11) of the Listing Manual, we submit herewith Annexures I, II, III and IV being the lists of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Attachments:

Annexures.pdf
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Annexure I
(2006)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	65	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2006)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	52	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director. CES An Executive Director since 1989, responsible for the management of CES.	N.A. N.A.

Annexure III
(2006)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: Millennium & Copthorne Hotels New Zealand Limited ("MCNZ") (formerly known as CDL Hotels New Zealand Limited)
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	37	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	MCNZ/CDLINZL/KIC A non-executive Director of MCNZ, CDLINZL and KIC with effect from 14 January 1998.	N.A.
			CES An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively.	N.A.
			SWAN President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			MCIL President (Asia Pacific), overseeing the hotel operations in Asia Pacific and the corporate office of MCIL in Singapore with effect from 10 October 2003	N.A.

Annexure IV
(2006)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	57	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	21-Feb-2006 19:32:29
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith the results announcement for the full year ended 31 December 2005 issued by Grand Plaza Hotel Corporation, for your information.
Attachments:	GPHC.pdf Total size = **1721K** (2048K size limit recommended)

COVER SHEET

1 6 6 8 7 8

S.E.C. Registration Number

G R A N D   P L A Z A   H O T E L   C O R P

(Company's Full Name)

10F   T H E   H E R I T A G E   H O T E L   R O X A S

B L V D   C O R   E D S A   P A S A Y   C I T Y

(Business Address : No. Street City / Town / Province)

Y A M K I T S U N G	8 5 4 8 8 3 8
Contact Person	Company Telephone Number

1 2	3 1	S E C 1 7 A	0 5	1 5
Month	*Day*	FORM TYPE	*Month*	*Day*
Fiscal Year			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

S T A M P S

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

**ANNUAL REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE AND SECTION 141
OF THE CORPORATION CODE OF THE PHILIPPINES**

1. For the fiscal year ended 31 December 2005

2. SEC Identification Number 166878 3. BIR Tax Identification No. 000-460-602-000

4. Exact name of issuer as specified in its charter GRAND PLAZA HOTEL CORPORATION

5. City of Pasay, Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. [ ] (SEC Use Only)
   Industry Classification Code:

7. 10/F, The Heritage Hotel Manila, Roxas Blvd. Cor. EDSA Ext., Pasay City 1300
   Address of principal office Postal Code

8. Tel No. (632) 854-8838 ; Fax No. (632) 854-8825
   Issuer's telephone number, including area code

9. ....
   Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**87,318,270** (Inclusive of 11,028,261 treasury shares)

11. Are any or all of these securities listed on a Stock Exchange.

    Yes [x] No [ ]

    If yes, state the name of such stock exchange and the classes of securities listed therein:

    Stock Exchange : Philippine Stock Exchange
    Securities : Common Shares

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [x] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within sixty (60) days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The share price of the Company on 10 January 2006 is PhP26.00 and the total voting stock held by non-affiliates of the Company is 10,219,026. Therefore, the aggregate market value of the voting stock held by non-affiliates of the Company is PhP265,694,676.

APPLICABLE ONLY TO ISSUERS INVOLVED IN INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

14. Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

Yes [ ] No [x]

DOCUMENTS INCORPORATED BY REFERENCE

15. If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:

(a) Any annual report to security holders;
(b) Any proxy or information statement filed pursuant to SRC Rule 20 and 7.1(b);
(c) Any prospectus filed pursuant to SRC Rule 8.1-1.

PART I – BUSINESS & GENERAL INFORMATION

ITEM 1. BUSINESS

General

The Company was registered with the Securities and Exchange Commission on 9 August 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto and all other tourist oriented business as may be necessary in connection therewith.

The Company owns The Heritage Hotel Manila, a deluxe class hotel which offers 467 rooms and deluxe facilities such as restaurants, ballrooms, and a casino.

The hotel opened on 2 August 1994 and the Company has continued to own and operate the hotel since then.

For the fiscal year ending on 31 December 2005, the Company reported a net profit after tax of about PhP147.1 million as against PhP109.2 million in 2004 and PhP80.5 million in 2003.

There is no bankruptcy, receivership or similar proceedings involving the Company. There are no material reclassifications, mergers, and consolidation involving the Company, nor purchases or sales of a significant amount of assets not in the ordinary course of business of the Company.

The Company's main source of income is revenue from the hotel operations. The market for the hotel services varied. The bulk of the room guests are corporate clients from various countries. The majority of the room guests are Americans, Japanese, Koreans and guests from Southeast Asian nations, while food and beverage guests are mainly Filipinos.

Competitive Position

The main competitors of the Heritage Hotel are Manila Diamond Hotel, Century Park Hotel, Westin Philippine Plaza Hotel and Hyatt Regency Hotel.

Based on information made available to us, the competitive position of these hotels is shown below:

NAME	OCCUPANCY %	AVERAGE ROOM RATE PESO	ROOM YIELD REVPAR
Heritage Hotel	74.10%	PhP2,580	PhP1,912
Diamond Hotel	75.30%	PhP3,398	PhP2,559
Century Park	72.60%	PhP2,547	PhP1,849
Hyatt Regency	70.40%	PhP2,516	PhP1,771
Westin Hotel	78.40%	PhP2,562	PhP2,009

Among its competitors, The Heritage Hotel ranks third in terms of occupancy, second in terms of average room rate and third in terms of RevPar.

Raw Materials and Services

The hotel purchases its raw material for food and beverage ("F&B") from both local and foreign suppliers. The top 3 suppliers are F. Del Rosario Pork Store, MY General Merchandise and PTC Commercial Corp.

Dependence on Single Customer

The Company's main source of income is revenue from the operations of the Heritage Hotel. The operations of the hotel are not dependent on a single or a few customers.

Related Party Transactions

The Company in the normal course of business has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Due to immediate holding company", and "Due to intermediate holding company" in the balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from a related company. The lease contract on the hotel site requires the Company to deposit PhP78 million to answer for any and all unpaid obligations that the Company may have under said contract.

The Company has entered into a Management Contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of revenue and gross operating profit.

Patents, Trademarks, Etc.

The Company registered the tradename "The Heritage Hotel Manila" with the Intellectual Property Office on 12 July 2000 under registration number 41995105127. Under current laws, the registration is valid for a term of 20 years, or up to 12 July 2020. The registration is renewable for another 10 years.

The Company does not hold any other patent, trademark, copyright, license, franchise, concession or royalty agreement.

Government Approval and Regulation

The hotel applies for Department of Tourism ("DOT") accreditation annually. The accreditation is based on a certain standard set by the DOT for deluxe class hotels. The DOT inspects the hotel to determine whether the hotel meets the criteria of the DOT. The DOT accredited the hotel and the Company for the year 2005.

The Company is not aware of any new government regulation that may have a material impact on the operations of the Company during the fiscal year covered by this report.

Development Activities

The Company did not undertake any development activities during the last three fiscal years.

Number of Employees

The hotel employed a total of 550 employees during the year 2005. Out of the 550 employees, 352 are regular employees and 198 are casual employees.

The number by type of employee is as follows:

	REGULAR	CASUAL	TOTAL
Hotel Operating Staff (All operating dept)	253	146	399
Management/Admin/Security (A&G Dept)	47	43	90
Sales & Marketing	18	0	18
Repairs & Maintenance	34	9	43
Total	352	198	550

Barring any unforeseen circumstance, for the year 2006, the Company will maintain more or less the same number of employees as in year 2005.

There are no existing collective bargaining agreements between the Company and its employees.

ITEM 2. PROPERTIES

The Company leases its hotel site and a fully furnished townhouse unit from Harbour Land Corporation, a related company. The hotel site is located at the corner of Roxas Blvd. and EDSA Extension, Pasay City. The townhouse is located at Unit 506, Roxas Seafront Garden Homes, Roxas Blvd. Corner Ortigas Street, Pasay City.

The lease for the hotel site is for a period of 25 years renewable for another 25 years. The lease commenced on 1 January 1990.

The lease for the townhouse is renewable every two years.

The annual rental expenses for the hotel site and the townhouse are PhP10.6 million and PhP0.12 million respectively.

The Company has no intention of acquiring additional property within the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of its property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

In the 29 April 2005 annual stockholders meeting, the following were elected as directors of the Company:

1. Wong Hong Ren;
2. Eddie C.T. Lau;
3. Bryan Cockrell;
4. Eddie Yeo Ban Heng;
5. Guia Margarita Santos-Qua;
6. Mia Gentugaya (independent director); and
7. Angelito Imperio.

Please refer to the discussion in item 9 of this report.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common shares of the Company are listed on the Philippine Stock Exchange.

The following are the high and low share prices of the Company for the year 2005 and 2004:

Amount in Peso:

	HIGH	LOW	HIGH	LOW
	Year 2005	Year 2005	Year 2004	Year 2004
First Quarter	No movement	No movement	No movement	No movement
Second Quarter	No movement	No movement	38.00	38.00
Third Quarter	No movement	No movement	35.00	35.00
Fourth Quarter	33.00	25.00	33.00	33.00

The last recorded trade of the shares of the Company during the fiscal year covered by this report occurred on 2 December 2005. The share price was PhP26.

Holders of Securities

The Company has only one class of shares, i.e., common shares. The total outstanding common shares as of 31 December 2005 is 87,318,270 inclusive of 11,028,261 treasury shares.

As of 31 December 2005, the number of shareholders of the Company is 507.

The list of the top 20 shareholders is as follows:

	NAME OF SHAREHOLDER	NO. OF SHARES	% OF SHAREHOLDING (INCLUSIVE OF TREASURY SHARES)
01	The Philippine Fund Ltd.	40,819,316	46.75%
02	Zatrio Pte Ltd	25,251,667	28.92%
03	Grand Plaza Hotel Corp- Treasury Stocks	11,028,261	11.04%
04	PCD Nominee Filipino	9,640,303	11.04%
05	Alexander Sy Wong	47,256	0.05%
06	Yam Kit Seng	7,000	<0.01%
07	Phoon Lin Mui	7,000	<0.01%

08	Yam Kum Cheong	7,000	<0.01%
09	Yam Poh Choo	7,000	<0.01%
10	Lucas M. Nunag	4,800	<0.01%
11	Natividad Kwan	4,320	<0.01%
12	Le Ying Tan-Lao	3,610	<0.01%
13	Yam Kit Sung	2,999	<0.01%
14	Peter Kan	2,756	<0.01%
15	Romeo L. Salonga	2,400	<0.01%
16	Christopher Lim	2,332	<0.01%
17	Norberto R. Ong	2,000	<0.01%
18	Robert Uy	2,000	<0.01%
19	Estrella M. Dela Cruz	1,900	<0.01%
20	James Jao & / Or Henry Jao	1,754	<0.01%
	Total	86,845,674	99.46%

Dividends

The Board of Directors, in its meeting held on 25 November 2005 approved the declaration of cash dividends in the total amount of PhP22,887,003 to be distributed among its stockholders of record as 9 December 2005, pro-rata to their respective shareholdings and paid not later than 23 December 2005. The cash dividend declared is PhP0.3 per share.

The Board of Directors, in its meeting held on 14 October 2004 approved the declaration of cash dividends in the total amount of PhP15,703,654 to be distributed among its stockholders of record as 3 November 2004, pro-rata to their respective shareholdings and paid not later than 20 November 2004.

Recent Sales of Unregistered Securities

The Company does not have any unregistered securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(A) Full Fiscal Year

Top 5 Key Performance Indicators of the Company for the last 3 years:

	2005	2004	2003
Current ratio	1.67	1.63	1.07
Net book value per share (include treasury shares)	PhP13.03	PhP12.88	PhP11.81
Earnings per share	PhP1.93	PhP1.39	PhP1.03
Profit before tax margin ratio	33.25%	26.52%	22.73%
EBITDA	PhP235.4 million	PhP195.5 million	PhP142.85 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. The current ratio has improved during the year of review mainly due to higher cash balance and trade receivables.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The net book value per share increased as a result of higher assets value and lower liabilities.

Earnings per share is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. The earnings per share improved in year 2005 due to higher profitability.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. The Company has shown significant improvement in this indicator. It jumped from 26.52% in year 2004 to 33.25% in year 2005 mainly as a result of higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. The Company improves its EBITDA by 20 % due to higher revenue and less expenses.

Results of Operations:

Revenue and Net Income After Tax ("NIAT") of the Company during the last 3 years are as follows:

YEAR	REVENUE - PHP	NIAT – PHP
2005	650,797,809	147,169,147
2004	579,579,123	109,209,843
2003	487,274,239	80,567,223

2005 Results of operations

Year 2005 showed significant improvement in both revenue and NIAT. The Philippines economy has improved in year 2005 compared with 2004. Tourist arrival to the Philippines has also registered improvement over the past years. Department of Tourism focus on the South Korean, Japanese and Chinese markets help to bring in more tourist to the country. All these positive factors contribute to the significant jump in revenue and NIAT.

Revenue:

Rooms division revenue increased by PhP48.7 million or 18% over the previous year. This improvement is due to higher occupancy and Average Room Rate (ARR). Occupancy for year 2005 is 74.10% (year 2004: 71.82%) while ARR improved from PhP2,241 to PhP2,580. Consequently, RevPar increased by PhP302 as against the prior year.

During the year 2005, Philippines hosted the South East Asia (SEA) Games in December which help to bring in more tourist to Metro Manila. In addition, the World Pyrotechnic Olympic competition was also held in December and the Hotel was the official hotel for this event. All these factors with the overall improvement in the world economy help to improve the hotel business.

Food & beverage ("F&B") division also showed significant improvement in their performance. F&B revenue increased from PhP204 million in year 2004 to PhP218 million in the current year or 6.8% increase. This is achieved through higher food covers of 564,187 (2004: 544,559), higher average food check of PhP328.94 (2004: PhP321.84). Among all the F&B outlets, casino and Riviera restaurant showed the best improvement in results. The Hotel has introduced a new buffet line in the casino at the beginning of the year which help to increase the daily covers.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone.

"Others Income" - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator. The improvement is consistent with the increase in rental rate.

Cost of Sales:
Food and beverage cost of sales increase by PhP1.7 million or 2.9% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 6% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by PhP69.9 million or 11% as compared with year 2004. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses.
Energy cost has increased significantly this year due to higher electricity, fuel and diesel costs. However, total "Selling and Operating Expenses" as a percentage of total revenue has decreased from 33% in year 2004 to 31% in year 2005.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 17 of the Financial Statements. The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has decreased to PhP48.2 million (2004 : PhP51 million). The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP30.8 million (2004 : PhP24.5 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively.

Non-operating income/(expenses):
The Company registered a net other income of PhP8.2 million (2004 : (PhP2.1 million)). The reason for the improvement is due to lower foreign exchange loss for this year vis-à-vis the prior year. Moreover, the Company has also a share in the profit of an associated company for this year instead of a loss in the prior year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP63 million in year 2005 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:
Total provision for income tax for year 2005 is PhP69.2 million (2004 : PhP44.5 million). This increase in provision is consistent with the 12% improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP37.9 million.

2004 Results of operations

Year 2004 showed a significant improvement in terms of revenue and NIAT. During the year 2004, there were no major world events such as Severe Acute Respiratory Diseases (SARs) that affected the world tourism business. The Philippines had a peaceful Presidential election in May 2004 and thereafter, business confidence returned to the country. Compared to last year, more travelers visited the Philippines and the country hosted more business conferences.

Revenue:
Revenue increased by PhP92 million or 19% as compared to last year. The improvement is shown in all segments of the business. Room revenue increased by PhP52 million as compared to last year. The better result for Room segment is due to higher occupancy of 71% in year 2004 as against 53% for year 2003. Food & Beverage revenue increased by PhP33 million due to higher covers and average check. Other operated departments consisting of business center, laundry and telephone departments also shown an improvement in revenue of PhP1.2 million or 12%. This is due to the higher room occupancy and improved business environment, which contribute to higher revenue for this segment. The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator. The improvement is consistent with the increase in rental rate.

Cost of Sales:
Food and beverage cost of sales increase by PhP11 million or 23% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 19% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by PhP81 million or 18% as compared with year 2003. This is due to higher revenue contribution.

Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. Although revenue has increased by PhP92 million as compared to the previous year, operating expenses only rose by PhP19 million. The bulk of the increase in this expense is due to higher property, operation, maintenance, energy and conservation costs. Basically, energy cost has gone up significantly for year 2004 as against 2003.

Non-operating income/(expenses):
For year 2004, the Company registered a net loss of PhP2.1 million as compared to a gain of PhP17 million in the previous year. The main reason is because of a realized foreign exchange

loss of PhP18.2 million which arises from the settlement of a foreign currency denominated liability during the year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP43 million in year 2004 as compared to last year. The favorable variance is due to higher revenue and better cost control.

Provision for income tax:
There is an increase of PhP14 million in this account. The increase is consistent with the higher profit before tax.

Profit after tax:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP29 million.

2003 Results of operations
Revenue during the year ended 31 December 2003 decreased by about PhP59 million compared to the previous year. The drop is mainly due to lower room and Food and Beverage revenue. The Severe Acute Respiratory Disease (SARS) had a significant impact on the world tourism business. The Philippines experienced a drop in business in the second quarter of 2003 due to SARS. For the year 2003, room occupancy averaged 53.08% (Year 2002:53.96%). However, Average Room Rate (ARR), decreased by PhP158.28 or 6% as compared to the prior year. The lower ARR contributes to the lower room revenue for the Company. Food revenue decreased significantly by PhP42 million as compared to the prior year. The drop is a result of the reduction in business from casino.

Cost of Sales:
Food and beverage cost of sales decrease by PhP17 million or 26% as against last year. The decrease in food and beverage cost of sales is consistent with the decrease in food and beverage revenue by 25% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is a drop in gross profit by PhP40 million or 8% as compared with year 2002. This is due to lower revenue contribution.

Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. Although revenue has decreased by PhP59.2million as compared to the previous year, operating expenses only decreased by PhP8 million.

Non-operating income/(expenses):
For year 2003, the Company registered a net income of PhP17 million as compared to a gain of PhP23 million in the previous year. The main reason is because of a realized foreign exchange loss of PhP6 million, which arises from the settlement of a foreign currency, denominated liability during the year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is a drop of PhP39 million in year 2003 as compared to last year. The unfavorable variance is due to lower revenue.

Provision for income tax:
There is a decrease of PhP13 million in this account. The decrease is consistent with the lower profit before tax.

Financial Conditions:

The total assets and liabilities of the Company for the last 3 years is as follows:

YEAR	ASSETS - PHP	LIABILITIES – PHP
2005	1,475,568,678	337,882,935
2004	1,443,029,234	318,212,585
2003	1,374,064,784	342,754,324

2005 Financial Conditions
Total assets for the year 2005 increased by about PhP32.5 million as compared to the prior year. The main reason is due to higher cash balance, accounts receivables and advances to related parties.

Assets:

- Cash and cash equivalents: Cash balance increased significantly during the year as there was a significant turn around in the business and revenue increased by 12%. Cash generated from operating activities for year under review is PhP208.6 million (2004 : PhP176.3 million) or 18% increment.

- Accounts receivables: The increment is about 9% over the previous year. This is due to improvement in rooms and food and beverage (F&B) business by 13% vis-à-vis year 2004.

- Advances to related parties: There is an increase of PhP6.3 million as compared to last year. This is due to an advance to a related company, CDL Hotels (Phils) Corp. of PhP7.4 million which has not been repaid as at year end.

- Deferred Income Tax Assets: This item comprised of deferred tax for provision for retirement, deferred rental income and provision for bad debts. As compared against the previous year, there is an increase of 24%. The increment is due to higher provision for retirement.

- Property and equipment: There is a drop of PhP10.2 million in this balance as compared to last year. The decrease is due to depreciation charges for the year and offset by the addition of fixed assets amounting to PhP16.6 million.

Liabilities:
Total liabilities increased by about PhP19 million as compared to year 2004. The increment is due to higher income tax payable, other liabilities and reserves.

- Accounts payable and accrued expenses: There is a drop of PhP5.7 million as compared to year 2004. The main reason for this is the decrease in accrued expenses by PhP5 million. During the year 2005, the Company reversed some of the over-accrual such as bonus and insurance and this resulted in the drop in balance.

- Due to related parties: There is an increase of PhP3.3 million because the Company has not paid its related company, the management and incentive due of PhP9.6 million.

- Income tax payable: There is a significant increment in this balance from PhP14.5 million to PhP27.9 million. The reason is a combination of higher profit and also an increase in corporate income tax rate to 35% from 32% during the year.

- Refundable deposits: This balance includes security deposits from tenants and also deposits from guests who want to hold a banquet function in the hotel. There is a decrease of PhP3 million in deposit from guests who want to hold banquet in the hotel for this year. This decrease is due to clearing up of some expired deposits.

- Other liabilities: The bulk of this balance is VAT payable. This balance increase by about PhP9 million from the previous year.

- Reserves: Reserves pertain to a portion of the service charge set up by the Company to offset the cost of replacing certain operating equipment of the hotel such as lost, broken or damaged chinaware, glassware and flatware. The increase is consistent with the increase in hotel revenue.

2004 Financial Conditions

Total assets for the year 2004 increased by about PhP69 million as compared to last year. The main reason is due to the increase in cash balance by about PhP117 million and increase in Deposit on Lease Contract by PhP20 million. However, the increase was offset by the decrease in Investment in Stock of Associated Company and other advances by PhP62 million.

Assets:

- Cash and cash equivalents: Cash balance increased significantly during the year as there was no share buyback exercise conducted during the year and there was also no major capital expenditure.

- Receivables – trade: This balance increased by about 6.8% as compared to last year. The main reason for the increase is due to the improvement in business from Rooms and Food and Beverage.

- Interest: Interest receivable increased by PhP0.875 million or 9% as compared to last year. This balance arises from interest receivables from financial institutions for fixed deposits. The increase is due to higher fixed deposit balance placed with financial institutions.

- Advances to officers and employees: This account represents amount advanced to employees or officers of the Company. The balance is zero as at 31 December 2004 as compared to last year of PhP527,936. This is due to the fact that all advances to this group have been liquidated as at end of the year.

- Advances to suppliers and contractors: The significant increase in this account is due to the fact that as at 31 December 2004, the Company has made an advance to a contractor for the installation of carpet for certain areas in the hotel. As at end of the year, the contractor has not completed the installation of the carpet and the amount is outstanding.

- Advances to related company: This balance showed a zero amount as at end of year 2004 as compared to PhP2.258 million in the previous year. The reason for the variance is due to settlement by the related company for the outstanding amount.

- Advances to immediate holding company: The balance increased by 100% to PhP 210,157 as the Company made an advance for an outstanding invoice for the immediate holding company. This balance was settled by the first quarter of year 2005.

- Other Receivables: This balance decreased by PhP1.635 million or 27% as against last year. This account basically consists of receivables due from tenants. The balance was high for years 2003 as some of the tenants have not paid their receivables at year-end. For year ended 2004, the tenants have settled their obligations.

- Inventories: Inventories increased by PhP2.782 million or 33.5% as compared to last year. The main rationale for the increase is due to higher revenue for this year. With an improved business environment, the Hotel has to increase its stock so as to avoid loss of business due to lack of stock. The increase is consistent with the improved in total revenue.

- Deferred tax assets: The detailed breakdown of this balance can be found in Note 5 of the Financial Statements. Basically, the increased is due to higher provision for retirement and deferred rental.

- Prepayment: This balance is mainly for expenses such as insurance paid in advance by the Company and amortized throughout the year. This year the balance increased by about PhP660,510 mainly due to higher insurance premium.

- Other Current Assets: The detailed breakdown of this balance can be found in Note 6 of the Financial Statements. The reason for the increase is due to higher input tax, which correspond to higher purchases for the year.

- Investment in Stock of Associated Company and other Advances: The detailed of this balance can be found in Note 7 of the Financial Statements. The significant decrease in this balance by PhP62 million is mainly due to repayment of the outstanding advances by the associated company. The Company agreed to convert PhP20 million of the outstanding advances as additional deposit for lease contract and PhP10,678,565 as advance rental to be applied after 5 years. The remaining balance of the advances were offset against amount owing by the Company to the associated company.

- Deposit on Lease Contract: The increase of PhP20 million is due to the conversion of outstanding advances to deposit as discussed above.

- Other assets: The detailed of this balance can be found in Note 10 of the Financial Statements. The reason for the significant variance is due to the recognition of advance rental paid to the associated company to be applied in 5 years time.

Liabilities:
Total liabilities decreased by about PhP24 million as compared to year 2003. The drop is due to settlement of inter-company balances and decrease in accrued expenses.

- Accounts payable and accrued expenses: The detailed breakdown of this account can be found in Note 11 of the Financial Statements. As compared to last year, there is a decrease of PhP4.7 million or 5.3%. The variance is mainly due to an increase in Accounts Payable (trade) which is a result of higher purchases for the year due to improved in business. The increase in Accounts Payable (trade) is offset by a drop in Accrued Expenses (real property tax) by PhP17.5 million. The details of this decrease in accrual for real property tax can be found in Note 22 of the Financial Statements.

- Due to immediate holding company: There is a decrease of PhP10.3 million as compared to last year. The reason is because the Company has paid the immediate company for the outstanding liability during the year.

- Due to related companies (net): There is an increase of PhP6.29 million as compared to the previous year. The main reason for this variance is due to the fact that the Company has not settled its obligation with the related companies during year 2004.

- Income tax payable: This balance increased by PhP6.8 million or 88% as compared with the previous year. The main justification for the significant jump is the higher profit before tax which increased by PhP43 million as compared to year 2003. As such, income tax payable also increased.

- Rental payable: This represents outstanding rent payable to an associated company for the lease of the hotel site and a townhouse. There is a significant drop of PhP38.4 million compared to last year as the rental was settled with the associated company during the year.

- Other liabilities: There is an increase of PhP14 million or 9% as compared with the same period last year. The bulk of the variance is due to increase in VAT payable to BIR which is consistent with the increase in purchases for the year.

2003 Financial Conditions

Total assets for the year 2003 decreased by about PhP132 million as compared to last year. The main reason is the decrease in approximately PhP97 million of the balance of cash and short-term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Assets:

- Cash and cash equivalents: There is a decrease of PhP97 million as compared to the previous year. The main reason is due to the share buyback exercise of the Company during year 2003.

- Advances to officers and employees: This account represents amount advanced to employees or officers of the Company. The balance is PhP527,936 as at 31 December 2003 as compared to last year of PhP374. This is due to the fact that all advances to this group have been liquidated as at end of the year.

- Advances to related company: This represents advances given to related company for various expenses. The increment is due to the fact that the related company has not settled its obligation as at year-end.

- Inventories: Inventories decrease by about 15% as compared to the previous year. The main reason is due lower food and beverage sales. As food and beverage sales decrease during the year 2003, the Company also lowered its inventories holding to save costs.

- Deferred tax assets: Deferred tax assets increased by PhP1.46 million as compared to the previous year. The increment in provision for retirement caused the significant jump in deferred tax assets.

- Other current assets: The detailed breakdown of this account can be found in Note 6 of the Financial Statements. The main reason for the decrease in this account by PhP6.76 million as compared to the prior year is due to the drop in input tax by PhP6.7 million. The decline in input tax is consistent with the drop in purchases, as sales has decreased.

- Investment in Stock of Associated Company and other Advances: The detailed of this balance can be found in Note 7 of the Financial Statements. There is an increment of about

PhP9 million as compared to the prior year. The increase is due to higher advances to the associated company, which has not been repaid as at year-end.

- Property and equipment: This account decreased by about PhP45 million, which is due to depreciation charges for the year.

Liabilities:

- Accounts payable and accrued expenses: The detailed breakdown of this account can be found in Note 11 of the Financial Statements. As compared to last year, there is a decrease of about PhP5 million. The variance is mainly due to a drop in Accounts Payable – Trade which is a result of lower purchases for the year. The decrease in Accounts Payable – Trade, is offset by the increase in accrual for employee benefits, which is mainly for retirement benefits.

- Due to related companies: There is a decrease of PhP1.3 million as compared to the prior year. The reason is that the Company has settled some of its outstanding liabilities to the related company during the year.

- Income tax payable: The balance in this account dropped by PhP2.6 million as compared to last year. The reason for this is due to a lower profit before tax of PhP110 million for year 2003 as compared to last year of PhP149 million. As such, income tax payable also decreased.

- Refundable deposits: This represents rental deposits by lessees, deposits on banquet and construction bond. There is an increase of PhP5 million as compared to year 2002 as a result of the increase in rental from a tenant.

- Rental payable: There is an increment of 17% as compared to year 2002. The reason is that the Company has not settled its rental outstanding during the year.

Reserves:

- Treasury Stock: There is an increase of PhP205 million as compared to year 2002. The increment is due to the share buyback exercise implemented in year 2003. During the year, the Board approved the purchase of 4,104,837 shares at PhP50 per share from its shareholders. The buyback offer is to purchase one share out of ever twenty shares held by each shareholder as of record date.

ITEM 7. FINANCIAL STATEMENTS

Please see attachments.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes and/or disagreements with Accountants on any matter relating to accounting principles or practices, financial disclosures, auditing scope and procedure during the last two fiscal years.

PART III – CONTROL AND COMPENSATION INFORMATION

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

NAME	OFFICE	CITIZENSHIP	FAMILY RELATION (*)	AGE
Wong Hong Ren	Chairman & President	Singaporean	No relation	54
Bryan Cockrell	Director	American	No relation	58
Eddie C. T. Lau	Director	Chinese	No relation	50
Guia Margarita Santos-Qua	Director	Filipino	No relation	35
Angelito Imperio	Director	Filipino	No relation	66
Mia Gentugaya	Independent Director	Filipino	No relation	54
Eddie Yeo Ban Heng	Director / General Manager of The Heritage Hotel Manila	Malaysian	No relation	58
Yam Kit Sung	General Manager of the Company	Singaporean	No relation	35
Ho Mei Mei	Assistant General Manager of The Heritage Hotel Manila	Singaporean	No relation	57
Chua Yew Hock	Executive Chef	Singaporean	No relation	45
Natividad Kwan	Corporate Secretary and Compliance Officer	Filipino	No relation	56
Christopher L. Lim	Asst. Corporate Secretary	Filipino	No relation	48
Arlene De Guzman	Treasurer	Filipino	No relation	45

(*) Up to the fourth civil degree either by consanguinity or affinity.

Under Article IV, Section 2 of the By-Laws of the Company, the directors shall hold office for one year and until their successors have qualified and are duly elected.

None of the directors and executive officers are related within the 4th civil degree of consanguinity or affinity.

None of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the registrant:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two year prior to that time;
b) Conviction by final judgment in a criminal proceeding;
c) Being subject to any order, judgment or decree limiting such person's involvement in any type of business, securities, commodities or banking activities; and
d) Being found by domestic or foreign court of competent jurisdiction in a civil action to have violated any securities or commodities law.

Business Experience:

WONG HONG REN
CHAIRMAN & PRESIDENT

Mr. Wong Hong Ren was first elected Director and Chairman of the Board of Directors in May 1996. Since 1988 he has held the position of Group Investment Manager of Hong Leong Management Services Pte. Ltd.. Before joining the Hong Leong Group in 1988, he was the Director and General Manager of Investment and Property of Haw Par Brothers International Ltd. and First Capital Corporation where he was actively involved in the management of the companies' funds in international equities.

BRYAN COCKRELL
DIRECTOR

Mr. Bryan Cockrell, an American national has been a Director of the Company since May 1997. He has been President of Pathfinders Holdings Philippines, Inc. (PHPI) since 1992. The Pathfinder Group has interests in tourism-related ventures, properties and other joint ventures undertakings. Before his stint in the Philippines, he held numerous positions in Singapore, Indonesia and Saudi Arabia.

ANGELITO C. IMPERIO
DIRECTOR

Atty. Imperio has been a Director of the Company since August 1992 and had served as independent Director for three terms from 2001 to 2004. He completed his legal education at the University of the Philippines (LL.B.) and was admitted to the bar in 1966. He was a senior partner of the law firm SyCip Salazar Hernandez & Gatmaitan until his retirement in October 2004. He is now acting as of counsel to the same law firm. During his active years of law practice, Atty. Imperio was consistently cited by International Financial Law Review and other

international legal publications as a leading practitioner in several areas of commercial law, including project finance, privatization, securities, banking, capital markets, energy, and mergers and acquisitions. He is a member of the International Bar Association, Philippine Society of International Law and Philippine Bar Association. He also sits on the Board of Directors of various companies.

MIA G. GENTUGAYA
INDEPENDENT DIRECTOR

Atty. Gentugaya is a senior partner of SyCip Salazar Hernandez & Gatmaitan. She has been a Director of the Company since August 1992 and served as independent director since 2005. She was admitted to the Philippine Bar in 1978 after completing her legal education at the University of the Philippines (LL.B.). Atty. Gentugaya practices corporate and commercial law, and has been named by Global Chambers and International Financial Law Review as one of the world's leading lawyers in project finance and commercial law. She is a member of the International Bar Association, the Philippine Bar Association, the Maritime Law Association of the Philippines (charter member; Trustee, 1988 – 1989) and the Makati Business Club. She also serves in the Board of Directors of various companies.

GUIA MARGARITA SANTOS-QUA
DIRECTOR

Atty. Santos-Qua obtained her Bachelor of Laws degree from Ateneo de Manila University and later joined the law firm of Quisumbing Torres (an affiliate of international law firm, Baker & McKenzie) for about a year. She was elected to the Board of Directors in 1999. She is now connected with the Yuchengco Group as Assistant General Counsel.

EDDIE YEO
DIRECTOR & GENERAL MANAGER OF THE HERITAGE HOTEL (Effective 13 January 2005)

Eddie Yeo is appointed as a Director and General Manager of The Heritage Hotel Manila on 13 January 2005. Prior to his current position, he was the General Manager of Copthorne Kings Hotel Singapore from January 1999 to 2004. He has more than 30 years of hotel management and operational experience in managing and supervising hotel operations in Singapore, Malaysia, Thailand, Australia, USA and Vietnam. He also holds a Master of Business Administration from the University of South Australia and is a Certified Hotel Administrator (CHA) from the Educational Institute of the American Hotel & Motel Association, Michigan, USA.

EDDIE C.T. LAU
DIRECTOR (Effective 17 January 2005)

Mr. Eddie Lau, a Chinese aged 49 was appointed Director of the Company from 17 January 2005. He obtained his MBA from the University of Durham, UK. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Certified

Accountants in UK. Mr. Lau is also an associate member of the Chartered Institute of Bankers in UK. Over his 25 years experience in the financial industry, Mr. Lau has extensive practical exposures in financial control, business planning and operational management. He had worked with the Hong Kong branches of Hang Seng Bank, Standard Chartered Bank, Bank Austria and The Long-Term Credit Bank of Japan. For the past twelve years, he was the Financial Controller of those banks that he worked with. Mr. Lau had also served in the Office of Commissioner of Banking (currently known as the Hong Kong Monetary Authority) as a Bank Examiner to monitor the banks' compliance in Hong Kong. Currently, Mr. Lau is the Vice President – Group Finance of Asia Financial Holdings group. He joined Asia Financial Holdings group since January 2000.

YAM KIT SUNG
GENERAL MANAGER & VICE PRESIDENT OF FINANCE OF GRAND PLAZA HOTEL CORPORATION

Mr. Yam obtained his Bachelor of Accountancy (Honors) degree from Nanyang Technological University in Singapore. Upon graduation, he joined the international accounting firm, Price Waterhouse based in Singapore as an auditor and later joined CDL Hotels International Limited as an internal auditor. In 1996, he joined The Heritage Hotel Manila as an Operations Analyst and was appointed General Manager of the Company in April 2000.

NATIVIDAD B. KWAN
CORPORATE SECRETARY AND COMPLIANCE OFFICER

Atty. Kwan has been the Company's Corporate Secretary since 1990. She was appointed as the Company's Compliance Officer on 4 February 2003. Atty. Kwan passed the bar in 1976. She has been practicing law since 1976. She is a partner of Quisumbing Torres. As a practicing lawyer, she acted as a director and corporate secretary of various business concerns.

ITEM 10. EXECUTIVE COMPENSATION

EXECUTIVE AND DIRECTORS COMPENSATION

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTO R FEES
Wong Hong Ren	Chairman & President	2005			
Eddie Yeo Ban Heng	General Manager of Hotel	2005			
Yam Kit Sung	General Manager	2005			
Ho Mei Mei	AGM of Hotel	2005			
Chua Yew Hock	Exe. Chef	2005			
Total		2005	21,356,797	3,386,708	905,412
Directors		2005			2,772,047
All officers & Directors as a group		2005	21,356,797	3,386,708	3,677,457

The estimated total compensation for officers and directors in year 2006 is as follows:
Salary – PhP22 million
Bonus - PhP3.5 million
Other Fees – PhP4 million.

FOR THE LAST 2 FINANCIAL YEARS – 2004 & 2003

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTOR FEES
Wong Hong Ren	Chairman & President	2004			
Peter Kan	General Manager of Hotel	2004			
Yam Kit Sung	General Manager	2004			
Ho Mei Mei	AGM of Hotel	2004			
Alex Chew	Exe. Chef	2004			
Total		2004	20,438,072	3,480,626	1,429,014
Directors		2004			1,226,190
All officers & Directors as a group		2004	20,438,072	3,480,626	2,655,204

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTOR FEES
Wong Hong Ren	Chairman & President	2003			
Peter Kan	General Manager of Hotel	2003			
Yam Kit Sung	General Manager	2003			
Ho Mei Mei	AGM of Hotel	2003			
Alex Chew	Exe. Chef	2003			
Total		2003	20,273,871	2,391,680	1,392,911
Directors		2003			1,141,140
All officers & Directors as a group		2003	20,273,871	2,391,680	2,534,051

The compensations of the directors are one-time directors' fees and do not involve any other form of remuneration. There are no arrangements, such as consulting contracts, pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as director.

Except for the Executive Chef, Mr. Chua Yew Hock, all the key officers are on a two-year employment contract renewable upon mutual agreement. Mr. Chua Yew Hock is on a one-year contract.

There are no agreements that require, if any such executive officers resign or are terminated by the Company, or if there is a change in control of the Company, the executive officers of the Company to be compensated a total amount exceeding PhP2,500,000.

ITEM 11. SECURITY AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table shows the shareholding beneficially held by the officers of the Company as at 31 December 2005.

TITLE OF CLASS	NAME OF BENEFICIAL OWNER / (CITIZENSHIP)	AMOUNT & NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common shares	Natividad B. Kwan (Filipino)	4,320 shares beneficial	Less than 1%
Common shares	Yam Kit Sung	2,999 shares beneficial	Less than 1%

	(Singaporean)		
Common shares	Eddie Yeo Ban Heng (Malaysian)	1 share beneficial	Less than 1%

The following entitles are directly or indirectly the beneficial owners of more than 5% of the Company's voting shares (common) as of 31 December 2005.

S/N	NAME OF SHAREHOLDER	CITIZENSHIP	NO. OF SHARES	% OF SHAREHOLDING (EXCLUSIVE OF TREASURY SHARES)
1	The Philippine Fund Limited	Bermuda	40,819,316[1]	53.51%
2	Zatrio Pte. Ltd.	Singapore	25,251,667	33.10%
3	RCBC Trust & Investment	Filipino	8,312,658[2]	10.90%

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see Note 13 of the audited financial statements for details.

ITEM 13. CORPORATE GOVERNANCE

Under the Manual of Corporate Governance of the Company, the Compliance Officer is responsible for monitoring compliance with the provisions and requirements, as well as violations of the Manual of Corporate Governance and issues a Certification regarding the level of compliance of the Company.

The Company complies with regulations and issuances issued by government authorities pertaining to corporate governance.

[1] The Philippine Fund Limited is owned by:

	Shareholder's Name	Class of Shares Owned	% Held
1.	Hong Leong Hotels Pte. Ltd. P.O. Box 309 Grand Cayman British West Indies, Cayman Islands	Ordinary	60%
2.	Pacific Far East (PFE) Holdings Corporation (formerly Istethmar International Corporation) Suite 2705-09, 27Flr, Jardine House 1 Connaught Place, Central, Hong Kong	Ordinary	20%
3.	Robina Manila House Limited 8/F Bangkok Bank Building 28 Des Voeux Road, Central Hong Kong	Ordinary	20%

[2] The registered address of RCBC Trust & Investment Division is 333 Sen. Gil J. Puyat Ave. Makati City.

Section 7.2 of the Manual of Corporate Governance of the Company provides that the Manual shall be reviewed quarterly unless the board of directors provides otherwise. Moreover, the Audit Committee of the Company reports regularly to the board of directors its quarterly review of the financial performance of the Company.

ITEM 14. EXHIBITS AND REPORTS ON SEC FORM 17-C

Exhibits

None

Reports on SEC Form 17-C

The following events were reported in SEC Form 17-C during the period January 2005 to December 2005:

Date of SEC Form 17-C	Subject Disclosed
6 January 2005	• Resignation of Mr. Peter Kan as director and Vice President of GPHC and as General Manager of The Heritage Hotel Manila. • Election of Mr. Eddie Yeo Ban Heng to replace Mr. Kan as director and Vice President of GPHC and as General Manager of The Heritage Hotel Manila
17 January 2005	• Resignation of Mr. Chan Bernard Charnwut as director of GPHC. • Election of Mr. Lau Chi Tak (Eddie Lau) to replace Mr. Chan as director of GPHC.
20 January 2005	• Submission of attendance report of members of the board of directors.
20 January 2005	• Submission of Certificate of Compliance of Manual on Corporate Governance.
7 February 2005	• Date of Annual Stockholders' Meeting is set for 29 April 2005. The record date for the meeting is 30 March 2005.
2 March 2005	• Rotation of the handling partner in Fernandez Santos & Lopez, the external auditor of GPHC. Mr. Eliseo Fernandez replaced Mr. Virgilio Santos as the handling partner of the account of GPHC.

18 April 2005	• Buy back of shares of GPHC. • Appointment of Messrs. Eddie Yeo and Yam Kit Sung as authorized representatives of GPHC for the renegotiation of a certain lease contract over space located in the ground floor of The Heritage Hotel Manila.
29 April 2005	• Election of the directors, officers, and members of the Nomination Committee, Audit Committee and Remuneration Committee of GPHC. • Appointment of Laya Mananghaya & Co. as the new external auditor of GPHC.
2 June 2005	• Report on the completion of the buy back of shares of GPHC.
25 November 2005	• Declaration of Cash Dividends.

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Singapore on 9th Feb, 2006.

By:

x

Wong Hong Ren
Chairman & President

~~Yam Kit Sung,~~
General Manager/
Vice President Finance

Natividad B. Kwan
~~Corporate Secretary~~

SUBSCRIBED AND SWORN to before me this 9th day of February 2006 affiant(~~s~~) exhibiting to me the~~ir Community Tax Certificates~~/Passport~~s~~, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue
Wong Hong Ren	S0016593Z	9th October 2002	Singapore

Notary Public

Doc. No.
Page No.
Book No.
Series of 2005.




NOTARY PUBLIC
Wilson Yip
N2005/0180
1 Apr 2005 - 31 Mar 2006
SINGAPORE

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Taguig on 17th February 2017.

By:

Yam Kit Sung
General Manager/Vice President Finance

Natividad B. Kwan
Corporate Secretary

SUBSCRIBED AND SWORN TO before me this 17th day of February 2006. Affiant(s) exhibiting to me their Community Tax Certificates, as follows:

Names	CTC No./Passport No.	Date of Issue	Place of Issue
Yam Kit Sung	10830130	Feb. 23, 2005	Pasay City
Natividad B. Kwan	01424128	Jan. 12, 2006	Manila

Doc. No. 312
Page No. 65
Book No. I
Series of 2006.

LOURDES G. ECHAVEZ-DE LEON
Notary Public
Taguig City, Metro Manila
Appointment No. 105, Until 31 December 2006
12th Flr., Net One Center 26th St. cor. 3rd Ave.
Crescent Park West, Bonifacio Global City Taguig
Roll of Attorney's No. 45286
PTR No. 9361048 / 16 January 2006 / Taguig City
Lifetime IBP No. 600390 / 5 January 2004 / Makati City



FOREIGN SERVICE OF THE REPUBLIC OF THE PHILIPPINES

EMBASSY OF THE PHILIPPINES)
Consular Section) S.S.
Singapore)

CERTIFICATE OF AUTHENTICATION

CRESCENTE R. RELACION, Consul of the Republic of

Philippines; Singapore, duly commissioned and qualified, do hereby certify that

WILSON YIP

b[illegible] whom the annexed instrument has been executed to wit:
[illegible]UAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES
[illegible]ULATION CODE & SECTION 141 OF THE CORPORATION CODE OF THE
P[illegible]PPINES DATED 09 FEBRUARY 2006 DULY SIGNED BY WONG HONG REN,
C[illegible]RMAN & PRESIDENT OF GRAND PLAZA HOTEL CORPORATION

was [illegible]e time he/she signed the same a Notary Public in Singapore and that

is/h[illegible]gnature affixed thereto is genuine.

he E[illegible]ssy assumes no responsibility for the contents of the annexed document.

WITN[illegible] HEREOF, I have hereunto set my hand and affixed the seal of the Embassy of

Phili[illegible]es at Singapore, this ____________ day of 15-Feb-06

CRESCENTE R. RELACION
Consul

S[illegible]ce No: 3[illegible]2006

F[illegible]aid : $5[illegible]

O[illegible] : 94[illegible]



FOREIGN SERVICE OF THE REPUBLIC OF THE PHILIPPINES

EMBASSY OF THE PHILIPPINES)
Consular Section) S.S.
Singapore)

CERTIFICATE OF AUTHENTICATION

CRESCENTE R. RELACION, Consul of the Republic of

[illegible] Philippines, Singapore, duly commissioned and qualified, do hereby certify that WILSON YIP

[illegible]re whom the annexed instrument has been executed to wit:
[illegible]ATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL [illegible]ATEMENTS DATED 07 FEBRUARY 2006 ADDRESSED TO SECURITIES AND [illegible]CHANGE COMMISSION DULY SIGNED BY WONG HONG REN, CHAIRMAN [illegible]D PRESIDENT OF GRAND PLAZA HOTEL CORPORATION

w[illegible]t the time he/she signed the same a Notary Public in Singapore and that his[illegible] signature affixed thereto is genuine.

The [illegible]bassy assumes no responsibility for the contents of the annexed document.

IN W[illegible]ESS HEREOF, I have hereunto set my hand and affixed the seal of the Embassy of the P[illegible]pines at Singapore, this ____________ day of 15-Feb-06

CRESCENTE R. RELACION
Consul

[illegible]rvice No[illegible]174/2006
[illegible]e Paid [illegible]50.00
[illegible] NO : [illegible]416

GRAND PLAZA HOTEL CORPORATION

7 February 2006

Statement of Management's Responsibility For Financial Statements

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong

The management of **GRAND PLAZA HOTEL CORPORATION** is responsible for all information and representations contained in the financial statements as of and for the years ended December 31, 2005, 2004 and 2003. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Laya Mananghaya & Co., the independent auditors appointed by the stockholders, has audited the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such audit, in its report to the Board of Directors and Stockholders.

Wong Hong Ren
Chairman and President

Yam Kit Sung
General Manager & Chief Financial Officer

Subscribed and sworn to before me a notary public for and in the City of Singapore this 9th day of February 2006, the signatories exhibiting to me their Community Tax Certificates/Passports details of which are as follows:

Name	~~Community Tax Certificate~~/ Passport Number	Date of Issue	Place of Issue
Wong Hong Ren	S0016593Z	9th Oct 2002	Singapore
~~Yam Kit Sung~~			

Notary Public

Doc. No.
Page No.
Book No.
Series of 2006.


NOTARY PUBLIC
Wilson Yip
N2005/0180
1 Apr 2005 – 31 Mar 2006
SINGAPORE



Yam Kit Sung
General Manager & Chief Financial Officer

Natividad B. Kwan
Corporate Secretary

SUBSCRIBED AND SWORN TO before me this 17th day of February 2006. Affiant(s) exhibiting to me their Community Tax Certificates, as follows:

Names	CTC No./Passport No.	Date of Issue	Place of Issue
Yam Kit Sung	10830130	Feb. 23, 2005	Pasay City
Natividad B. Kwan	01424128	Jan. 12, 2006	Manila

Doc. No. 311
Page No. 65
Book No. I
Series of 2006.

LOURDES C. ECHAVEZ-DE LEON
Notary Public
Taguig City, Metro Manila
Appointment No. 105, Until 31 December 2006
12th Flr., Net One Center 26th St. cor. 3rd Ave.
Crescent Park West, Bonifacio Global City Taguig
Roll of Attorney's No. 45286
PTR No. 931 1048 / 18 January 2006 / Taguig City
Lifetime IBP No. 600390 / 5 January 2004 / Makati City



Laya Mananghaya & Co.
Certified Public Accountants & Management Consultants
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephone +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-F
BSP Accredited

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel Manila
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheet of Grand Plaza Hotel Corporation as of December 31, 2005, and the related statements of revenues and expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Grand Plaza Hotel Corporation as of and for the years ended December 31, 2004 and 2003, were audited by other independent accountants whose reports thereon dated January 17, 2005 and January 30, 2004, respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Philippines.

LAYA MANANGHAYA & CO.

EMERITA H. ESCUETA
Partner
CPA License No. 0049037
SEC Accreditation No. 0022-A
Tax Identification No. 123-046-982
BIR Accreditation No. 08-001987-2-2004
Issued July 14, 2004; Valid until July 13, 2007
PTR No. 0522702 F
Issued January 16, 2006 at Makati City

February 7, 2006
Makati City, Metro Manila
Philippines

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-F
BSP Accredited

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation

We have audited the accompanying balance sheet of Grand Plaza Hotel Corporation as of December 31, 2005, and the related statements of revenues and expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Grand Plaza Hotel Corporation as of and for the years ended December 31, 2004 and 2003, were audited by other independent accountants whose reports thereon dated January 17, 2005 and January 30, 2004, respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Philippines.

February 7, 2006
Makati City, Metro Manila
Philippines



Laya Mananghaya & Co.
Certified Public Accountants & Management Consultants
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephone +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-F
BSP Accredited

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel Manila
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheet of Grand Plaza Hotel Corporation as of December 31, 2005, and the related statements of revenues and expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Grand Plaza Hotel Corporation as of and for the years ended December 31, 2004 and 2003, were audited by other independent accountants whose reports thereon dated January 17, 2005 and January 30, 2004, respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Laya Mananghaya & Co.,
a professional partnership established under Philippine law, is a member of KPMG International, a Swiss cooperative.

Units 142/144 & 146/148
Ground Floor, Alpha Building
Subic International Hotel Compound
Rizal corner Sta. Rita Roads
Subic Bay Freeport Zone 2222
Philippines
Telephone +63 (47) 252 2825
Fax +63 (47) 252 2826
e-Mail subic@kpmg.com.ph

Unit 503, 5th Floor, Keppel Center
Samar Loop corner
Cardinal Rosales Avenue
Cebu Business Park
Cebu City 6000
Philippines
Telephone +63 (32) 233 9337
+63 (32) 233 9339
Fax +63 (32) 233 9327
e-Mail cebu@kpmg.com.ph

2nd Floor, Uy Building
Sen. B. Aquino Avenue
Mandurriao
Iloilo City 5000
Philippines
Telephone +63 (33) 321 3821
+63 (33) 321 3822
Fax +63 (33) 321 3823
e-Mail iloilo@kpmg.com.ph

Suite 3, Doll Building
6th Street
Bacolod City 6100
Philippines
Telephone +63 (34) 434 9225
Fax +63 (34) 434 8015
e-Mail bacolod@kpmg.com.ph



In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Philippines.

LAYA MANANGHAYA & CO.

EMERITA H. ESCUETA
Partner
CPA License No. 0049037
SEC Accreditation No. 0022-A
Tax Identification No. 123-046-982
BIR Accreditation No. 08-001987-2-2004
Issued July 14, 2004; Valid until July 13, 2007
PTR No. 0522702 F
Issued January 16, 2006 at Makati City

February 7, 2006
Makati City, Metro Manila
Philippines



Laya Mananghaya & Co.
Certified Public Accountants & Management Consultants
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephone +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-F
BSP Accredited

REPORT OF INDEPENDENT AUDITORS TO ACCOMPANY FINANCIAL STATEMENTS FOR FILING WITH THE BUREAU OF INTERNAL REVENUE

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel Manila
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying financial statements of Grand Plaza Hotel Corporation for the year ended December 31, 2005, on which we have rendered our report dated February 7, 2006.

In compliance with Revenue Regulation V-20, we are stating that:

1. No partner of our Firm is related by consanguinity or affinity to the president or any member of the Board of Directors and Stockholders of the Company; and

2. The taxes paid or accrued by the Company during the year are shown in the Schedule of Taxes and Licenses attached to the income tax return.

LAYA MANANGHAYA & CO.

EMERITA H. ESCUETA
Partner
CPA License No. 0049037
SEC Accreditation No. 0022-A
Tax Identification No. 123-046-982
BIR Accreditation No. 08-001987-2-2004
Issued July 14, 2004; Valid until July 13, 2007
PTR No. 0522702 F
Issued January 16, 2006 at Makati City

February 7, 2006
Makati City, Metro Manila
Philippines



Laya Mananghaya & Co.
Certified Public Accountants & Management Consultants
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephone +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-F
BSP Accredited

GRAND PLAZA HOTEL CORPORATION

BALANCE SHEET
DECEMBER 31, 2005
(With Comparative Figures for 2004 and 2003)

	2005	2004	2003
	ASSETS		
Current Assets			
Cash and cash equivalents (Note 3)	**P295,549,341**	P276,184,821	P159,334,970
Receivables - net (Notes 4 and 14)	**206,430,172**	190,697,770	220,953,167
Due from related parties (Note 14)	**14,083,253**	7,710,184	44,899,584
Inventories (Note 5)	**11,349,294**	11,074,732	8,292,405
Prepayments and other current assets (Note 6)	**4,739,094**	4,987,862	3,680,632
Total Current Assets	**532,151,154**	490,655,369	437,160,758
Deferred Income Tax (Note 7)	**8,972,145**	7,189,373	1,552,941
Investment in an Associate (Note 8)	**44,171,958**	43,631,696	45,047,336
Loan Receivable (Notes 9 and 14)	**15,500,000**	15,500,000	15,500,000
Property and Equipment - net (Note 10)	**779,968,066**	790,175,654	827,721,703
Other Assets (Notes 11, 14 and 23)	**94,805,355**	95,877,142	65,198,577
	P1,475,568,678	P1,443,029,234	P1,392,181,315

	2005	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued expenses (Note 12)	**P77,714,008**	P83,405,431	P88,115,968
Income tax payable	**27,974,594**	14,538,219	7,727,096
Due to related parties (Notes 14 and 23)	**12,749,709**	10,377,465	71,015,965
Refundable deposits (Note 23)	**25,859,073**	28,922,609	27,781,900
Other liabilities (Note 13)	**172,531,712**	163,491,746	149,900,080
Total Current Liabilities	**316,829,096**	300,735,470	344,541,009
Reserves (Note 15)	**21,053,839**	17,477,115	16,329,846
Stockholders' Equity	**1,137,685,743**	1,124,816,649	1,031,310,460
	P1,475,568,678	P1,443,029,234	P1,392,181,315

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
STATEMENT OF REVENUES AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005
(With Comparative Figures for 2004 and 2003)

	2005	2004	2003
REVENUES			
Rooms	**P312,635,020**	P263,894,829	P211,466,965
Food and beverage	**218,824,181**	204,833,416	171,877,668
Other operating departments	**10,548,146**	11,713,420	10,447,448
Others (Note 23)	**108,790,462**	99,137,458	93,482,158
	650,797,809	579,579,123	487,274,239
COST OF SALES (Note 16)			
Food and beverage	**60,219,973**	58,509,268	47,290,709
Other operating departments	**4,277,682**	4,666,236	4,923,485
	64,497,655	63,175,504	52,214,194
GROSS PROFIT	**586,300,154**	516,403,619	435,060,045
SELLING AND OPERATING EXPENSES (Note 17)	**203,624,372**	192,041,852	164,287,311
ADMINISTRATIVE EXPENSES (Note 18)	**174,530,008**	168,475,144	177,202,998
	378,154,380	360,516,996	341,490,309
NET OPERATING INCOME	**208,145,774**	155,886,623	93,569,736
OTHER INCOME (EXPENSES)			
Interest income	**13,211,688**	12,971,326	15,853,757
Foreign exchange gain (loss)	**(6,090,964)**	(13,750,619)	2,423,249
Equity in net income (loss) of an associated company (Note 8)	**540,262**	(1,415,640)	(1,552,209)
Gain on disposal of property and equipment	**476,600**	-	356,874
Dividend income	**91,827**	25,050	117,476
	8,229,413	(2,169,883)	17,199,147
INCOME BEFORE INCOME TAX	**216,375,187**	153,716,740	110,768,883
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 7)			
Current	**70,988,812**	50,143,329	31,663,229
Deferred	**(1,782,772)**	(5,636,432)	(1,461,569)
	69,206,040	44,506,897	30,201,660
NET INCOME	**P147,169,147**	P109,209,843	P80,567,223
Basic Earnings Per Share (Note 21)	**P1.90**	P1.39	P1.03

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

(With Comparative Figures for 2004 and 2003)

	2005	2004	2003
CAPITAL STOCK			
Common stock - P10 par value			
Authorized - 115,000,000 shares			
Issued - 87,318,270 shares	**P873,182,700**	P873,182,700	P873,182,700
ADDITIONAL PAID-IN CAPITAL	**14,657,517**	14,657,517	14,657,517
RETAINED EARNINGS			
Unappropriated			
Balance at beginning of year	**236,976,432**	143,470,243	283,848,524
Appropriation during the year (Note 24)	**(111,413,050)**	-	(205,241,850)
Net income for the year	**147,169,147**	109,209,843	80,567,223
Dividends (Note 20)	**(22,887,003)**	(15,703,654)	(15,703,654)
	249,845,526	236,976,432	143,470,243
Appropriated (Note 24)	**551,388,370**	439,975,320	439,975,320
	801,233,896	676,951,752	583,445,563
TREASURY STOCK, at cost - 11,028,261 shares in 2005 and 8,800,000 shares in 2004 and 2003 (Note 19)			
Balance at beginning of year	**(439,975,320)**	(439,975,320)	(234,733,470)
Acquisition of treasury stock (Note 24)	**(111,413,050)**	-	(205,241,850)
Balance at end of year	**(551,388,370)**	(439,975,320)	(439,975,320)
	P1,137,685,743	P1,124,816,649	P1,031,310,460

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(With Comparative Figures for 2004 and 2003)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**P216,375,187**	P153,716,740	P110,768,883
Adjustments for:			
Depreciation	**26,878,023**	39,643,967	47,941,722
Equity in net loss (income) of an associated company	**(540,262)**	1,415,640	1,552,209
Provision for doubtful accounts	**165,014**	-	-
Provision for retirement	**2,986,418**	4,479,627	4,791,947
Interest income	**(13,211,688)**	(12,971,326)	(15,853,757)
Excess of revenues over expenses before working capital changes	**232,652,692**	186,284,648	149,201,004
Decrease (increase) in:			
Receivables	**(14,910,969)**	25,817,888	1,107,329
Inventories	**(274,562)**	(2,782,327)	1,481,516
Prepayments and other current assets	**(8,785,782)**	(1,307,230)	6,528,530
Increase (decrease) in:			
Accounts payable and accrued expenses	**(8,677,841)**	(9,190,164)	(10,053,756)
Due to related parties	**4,079,148**	(51,954,856)	(62,853,469)
Refundable deposits	**(3,063,536)**	1,140,709	4,981,082
Other liabilities	**9,039,966**	13,587,226	4,081,627
Reserves	**3,576,723**	1,147,270	2,999,141
Cash generated from operating activities	**213,635,839**	162,743,164	97,473,004
Income tax paid	**(48,517,887)**	(43,332,206)	(34,321,848)
Interest received	**12,225,242**	6,297,136	9,540,638
Net cash provided by operating activities	**177,343,194**	125,708,094	72,691,794
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	**(16,670,435)**	(2,097,919)	(2,744,418)
Decrease (increase) in other assets	**1,071,786**	(10,678,565)	4,501
Net cash used in investing activities	**(15,598,649)**	(12,776,484)	(2,739,917)

(Forward)

	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES			
Due from related parties	**(P6,373,069)**	P27,926,261	(P12,968,716)
Due to related parties	**(1,706,903)**	11,691,194	67,096,298
Deposit on lease contract	**-**	(20,000,000)	-
Dividends paid	**(22,887,003)**	(15,699,214)	(15,733,145)
Acquisition of treasury stock	**(111,413,050)**	-	(205,241,850)
Net cash used in financing activities	**(142,380,025)**	3,918,241	(166,847,413)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**19,364,520**	116,849,851	(96,895,536)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**276,184,821**	159,334,970	256,230,506
CASH AND CASH EQUIVALENTS AT END OF YEAR	**P295,549,341**	P276,184,821	P159,334,970

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Organization

Grand Plaza Hotel Corporation ("the Company") was registered with the Philippine Securities and Exchange Commission (SEC) on August 9, 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel ("the Hotel"), a deluxe class hotel that offers 448 rooms and facilities and amenities such as restaurants, function halls, and coffee shop. The Hotel has a casino which is being operated by the Philippine Amusement and Gaming Corporation. The Company's principal office is located at the 10th Floor, The Heritage Hotel, EDSA corner Roxas Boulevard, Pasay City, Metro Manila, Philippines.

As of December 31, 2005, 2004 and 2003, the Company has 550 (352 permanent and 198 casuals), 616 (400 permanent and 216 casuals) and 561 (416 permanent and 145 casuals) employees, respectively.

The accompanying financial statements as of and for the year ended December 31, 2005 were approved and authorized for issue by the Board of Directors on February 7, 2006.

2. Summary of Significant Accounting Policies

The following summary explains the significant accounting policies which have been adopted in the preparation of the financial statements.

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines. These are the Company's first Philippine Financial Reporting Standards (PFRS) financial statements where PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards,* has been applied.

The transition to PFRS has no effect on the Company's financial statements.

Basis of Preparation

The financial statements are presented in Philippine Peso and are prepared on the historical cost basis.

The preparation of financial statements in conformity with PFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as well as income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing an opening PFRS balance sheet at January 1, 2004 for the purposes of the transition to PFRS.

Adoption of Revised and New Accounting Standards
The Accounting Standards Council (ASC) approved in 2004 the issuance of revised and new accounting standards which are based on new International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and revised International Accounting Standards (IAS) arising from the improvements project of the IASB. The new and revised standards are effective for annual periods beginning on or after January 1, 2005.

Accordingly, effective January 1, 2005, the Company adopted the following PFRS and PAS which are relevant to its operations.

Philippine Financial Reporting Standards (PFRS)

- PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*

Philippine Accounting Standards (PAS)

- PAS 1, *Presentation of Financial Statements*
- PAS 2, *Inventories*
- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*
- PAS 10, *Events after the Balance Sheet Date*
- PAS 16, *Property, Plant and Equipment*
- PAS 17, *Leases*
- PAS 19, *Employee Benefits*
- PAS 21, *The Effects of Changes in Foreign Exchange Rates*
- PAS 24, *Related Party Disclosures*
- PAS 27, *Consolidated and Separate Financial Statements*
- PAS 28, *Investments in Associates*
- PAS 33, *Earnings per Share*
- PAS 36, *Impairment of Assets*

Revenue Recognition
Revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. The following specific recognition criteria must also be met before revenue is recognized:

Room revenue: Revenue is recognized upon actual room occupancy.
Food and beverage: Revenue is recognized upon delivery of order.
Rent income: Revenue from rental income in recognized on a straight-line basis over the lease term.

Cash and Cash Equivalents
Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of changes in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance if collection of the full amount is no longer probable.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost necessary to make the sale.

Investment in an Associate

Investment in an associate, Harbour Land Corporation, which is 40%-owned by the Company, is carried at acquisition cost, increased or decreased by the Company's proportionate equity in net earnings or share in losses of the investee since the date of acquisition, and reduced by any dividends received.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, amortization and impairment losses, if any, except operating supplies (chinaware, glassware, silverware, linen and utensils) which are not depreciated. Operating supplies are treated as a base stock upon initial hotel opening.

Initially, an item of property and equipment is measured at its cost, which comprises its purchase price and any directly attributable costs of bringing the asset to the location and working condition for its intended use. Subsequent expenditures that can be measured reliably are added to the carrying amount of the asset when it is probable that future economic benefit, associated with the assets, will flow to the Company. Costs of day-to-day servicing of an asset are recognized as an expense in the period in which they are incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful life of the improvements or the term of the lease, whichever is shorter. The estimated useful lives are as follows:

	Number of Years
Building and building improvements	46-50
Furniture, fixture and equipment	5-10
Transportation equipment	5

The useful lives and depreciation and amortization method are reviewed at each balance sheet date to ensure that such useful lives and depreciation and amortization method are consistent with the expected pattern of economic benefits from those assets.

When an asset is disposed of, or is permanently withdrawn from use and no future economic benefits are expected from its disposal, the cost and accumulated depreciation, amortization and impairment losses, if any, are removed from the accounts and any resulting gain or loss arising from the retirement or disposal is reflected in current operations.

Leases

The Company accounts for its leases under the operating lease method. Under this method the total lease payments are amortized as expense using the straight-line basis over the term of the lease.

Foreign Currency Transactions
Transactions in foreign currencies are converted at exchange rates prevailing at the transaction dates. Foreign currency denominated assets and liabilities are translated into Philippine Pesos at the exchange rates prevailing at the balance sheet date. The resulting foreign exchange gains or losses are credited or charged to current operations.

Income Taxes
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the statements of revenues and expenses except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method. Deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, and the carryforward tax benefits of the net operating loss carryover (NOLCO) and the minimum corporate income tax (MCIT) over the regular corporate income tax. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the tax rates enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Asset Impairment
The carrying amounts of the Company's property and equipment and other non-current assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognized where the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statements of revenues and expenses.

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Earnings per share
Basic earnings per share is computed by dividing net income by the average number of outstanding common stock during the year while the diluted earnings per share in computed by dividing net income by the average number of outstanding common stock after adjusting the effect to both numbers of potential dilutive common stock.

3. Cash and Cash Equivalents

This account consists of:

	2005	2004	2003
Cash on hand and in banks	**P16,859,570**	P14,013,403	P6,685,124
Short-term investments	**278,689,771**	262,171,418	152,649,846
	P295,549,341	P276,184,821	P159,334,970

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments consist mainly of time deposits which earn interest at prevailing market rates.

4. Receivables

This account consists of:

	2005	2004	2003
Trade	**P188,817,487**	P171,514,460	P161,287,089
Interest (Note 14)	**11,864,788**	11,414,789	53,806,457
Advances to contractors	**1,241,104**	3,469,886	98,000
Advances to employees	**587,661**	-	527,936
Other receivables	**4,421,556**	4,636,045	6,171,603
	206,932,596	191,035,180	221,891,085
Allowance for doubtful accounts	**(502,424)**	(337,410)	(937,918)
	P206,430,172	P190,697,770	P220,953,167

Trade receivables include billings for output tax to a certain government-controlled corporation (see Note 13).

5. Inventories

This account consists of:

	2005	2004	2003
Food	**P1,679,599**	P1,772,769	P1,467,299
Beverage and tobacco	**1,294,897**	1,122,021	782,619
Operating supplies	**2,374,013**	1,883,804	2,069,140
General supplies	**3,197,429**	4,491,844	1,960,065
Engineering supplies	**882,734**	832,907	948,535
Others	**1,920,622**	971,387	1,064,747
	P11,349,294	P11,074,732	P8,292,405

6. Prepayments and Other Current Assets

This account consists of:

	2005	2004	2003
Prepayments	**P1,684,626**	P1,364,893	P704,383
Input tax	**2,414,123**	3,051,711	2,517,164
Creditable withholding taxes	**593,619**	544,936	439,585
Others	**46,726**	26,322	19,500
	P4,739,094	P4,987,862	P3,680,632

7. Income Tax

The components of the Company's deferred income tax assets are as follows:

	2005	2004	2003
Provision for retirement	**P6,209,889**	P4,828,913	P3,395,432
Deferred rental income	**2,586,407**	2,252,489	(2,142,625)
Provision for bad debts	**175,849**	107,971	300,134
	P8,972,145	P7,189,373	P1,552,941

The reconciliation of the provision for income tax computed at statutory income tax rate to the provision for income tax shown in the statements of revenues and expenses follows:

	2005	2004	2003
Provision for income tax at statutory tax rate	**P70,321,936**	P49,189,357	P35,446,043
Additions to (reductions in) income tax resulting from the tax effects of:			
Foreign exchange difference	**1,827,391**	(1,451,744)	(2,816,888)
Income subjected to final tax	**(2,767,702)**	(2,243,065)	(2,991,725)
(Equity in net income) share in net loss of an associated company	**(175,585)**	453,005	496,707
Deferred rental income	**-**	(2,142,625)	67,523
Non-deductible expenses	**-**	701,969	-
	P69,206,040	P44,506,897	P30,201,660

On May 24, 2005, Republic Act No. 9337 entitled "An Act Amending the National Internal Revenue Code, as Amended, with Salient Features" (Act), was passed into law effective November 1, 2005. Among others, the Act includes the following significant revisions to the rules of taxation:

a. Change in the corporate income tax rates from 32% to 35% starting November 1, 2005 and to 30% starting January 1, 2009; and

b. Change in the amount of interest expense disallowed as tax-deductible expense equivalent to a certain percentage applied to the interest income subjected to final

tax; such percentage was changed from 38% to 42% starting November 1, 2005 and to 33% starting January 1, 2009.

8. Investment in an Associate

Investment in an associate pertains to 40% ownership in Harbour Land Corporation, a Philippine Corporation engaged in the real estate business.

This account consists of:

	2005	2004	2003
Acquisition cost	**P48,200,000**	P48,200,000	P48,200,000
Equity in net income (share in net loss)			
Beginning of year	**(4,568,304)**	(3,152,664)	(1,600,455)
Equity in net income (loss) during the year	**540,262**	(1,415,640)	(1,552,209)
End of year	**(4,028,042)**	(4,568,304)	(3,152,664)
	P44,171,958	P43,631,696	P45,047,336

9. Loan Receivable

This pertains to the loan granted to RRC which is collateralized by RRC's investment in shares of stock of HLC and is payable in year 2015 with interest rate of 5% per annum.

10. Property and Equipment

The changes in the property and equipment account consist of:

	For the Year Ended December 31, 2005							
	Building and **Building Improvements**	***Furniture,*** **Fixture and Equipment**	**Transportation Equipment**	**Leasehold Improvements**	**Operating Supplies**	**Total**	2004	2003
Gross carrying amount:								
Balance at beginning of year	P963,302,618	P294,770,048	P2,082,362	P385,157	P33,651,470	P1,294,191,655	P1,292,093,737	P1,293,602,746
Additions	6,656,389	7,514,046	2,500,000	-	-	16,670,435	2,097,918	3,112,543
Disposals	-	(1,650,368)	(1,323,271)	-	-	(2,973,639)	-	(4,621,552)
Balance at end of year	**969,959,007**	**300,633,726**	**3,259,091**	**385,157**	**33,651,470**	**1,307,888,451**	**1,294,191,655**	**1,292,093,737**
Accumulated depreciation:								
Balance at beginning of year	217,477,622	284,526,315	1,626,907	385,157	-	504,016,001	464,372,034	420,683,739
Depreciation for the year	21,073,100	5,528,105	276,818	-	-	26,878,023	39,643,967	47,941,721
Disposals	-	(1,650,368)	(1,323,271)	-	-	(2,973,639)	-	(4,253,426)
Balance at end of year	**238,550,722**	**288,404,052**	**580,454**	**385,157**	-	**527,920,385**	**504,016,001**	**464,372,034**
Carrying amount:								
December 31, 2005	**P731,408,285**	**P12,229,674**	**P2,678,637**	**P -**	**P33,651,470**	**P779,968,066**	-	-
December 31, 2004	P745,824,996	P10,243,733	P455,455	P -	P33,651,470	P790,175,654	P790,175,654	-
December 31, 2003	P766,831,148	P26,631,812	P607,273	P -	P33,651,470	P827,721,703	-	P827,721,703

11. Other Assets

This account consists of:

	2005	2004	2003
Deposit on lease contract (Note 14)	**P78,000,000**	P78,000,000	P58,000,000
Prepaid rental (Note 14)	**10,678,565**	10,678,565	-
Miscellaneous investments and deposits	**5,116,790**	5,116,790	5,116,790
Others	**1,010,000**	2,081,787	2,081,787
	P94,805,355	P95,877,142	P65,198,577

12. Accounts Payable and Accrued Expenses

This account consists of:

	2005	2004	2003
Trade payables	**P22,981,533**	P23,796,528	P7,614,764
Accrued liabilities	**54,233,350**	59,102,032	79,994,333
Others	**499,125**	506,871	506,871
	P77,714,008	P83,405,431	P88,115,968

13. Other Liabilities

This account consists of:

	2005	2004	2003
Output tax payable	**P144,028,820**	P134,617,480	P125,792,358
Deferred rental	**7,389,734**	7,039,028	6,695,703
Others	**21,113,158**	21,835,238	17,412,019
	P172,531,712	P163,491,746	P149,900,080

14. Related Party Transactions

Transactions with Related Parties

The Company has significant transactions with related parties as indicated below.

	Nature	2005	2004	2003
Due from related parties				
Rogo Realty Corp.	Advances	**P5,623,171**	P5,493,440	P867,695
Harbour Land Corp.	Advances	**1,004,626**	2,006,586	23,657,050
CDL Hotels (Phils.) Corporation	Advances	**7,455,456**	-	20,374,839
The Philippine Fund Limited	Advances	**-**	210,158	-
		14,083,253	7,710,184	44,899,584
Harbour Land Corp.	Interest	**975,000**	1,300,000	44,466,668
Rogo Realty Corp.	Interest	**10,889,788**	10,114,789	9,339,789
		11,864,788	11,414,789	53,806,457
Rogo Realty Corp.	Loan	**15,500,000**	15,500,000	15,500,000
Harbour Land Corp.	Lease deposit	**78,000,000**	78,000,000	58,000,000
Harbour Land Corp.	Prepaid rent	**10,678,565**	10,678,565	-
		P130,126,606	P123,303,538	P172,206,041

	Nature	2005	2004	2003
Due to related parties				
Millennium & Copthorne Int'l. Ltd.	Advances	**P298,886**	P2,005,790	P305,666
The Philippine Fund Limited	Advances	**-**	-	10,383,768
CDL Hotels (Phils.) Corporation	Management fee	**9,616,201**	4,592,178	18,116,531
Harbour Land Corp.	Rent payable	**2,834,622**	3,779,497	42,210,000
		P12,749,709	P10,377,465	P71,015,965

In the normal course of business, the Company grants/obtains advances to/from related parties for working capital purposes. These advances are not interest-bearing and have no definite payment terms.

The interest receivable from HLC arises from the 5% interest on the lease deposit of the Company to HLC.

The interest receivable from RRC arises from the 5% interest on the loan granted by the Company to RRC.

The Company has a management contract with CDL under which the latter provides management, technical and administrative services to the Company in return for a yearly management and incentive fees equivalent to a certain percentage of total gross revenue and of gross operating profit, respectively.

The relationship of the Company with the related parties is shown below:

Related Party	Relationship
Rogo Realty Corp.	Associate
Harbour Land Corp.	Associate
CDL Hotels (Phils.) Corp.	Associate
The Philippine Fund Limited	Stockholder
Millenium & Copthorne Int'l. Ltd.	Ultimate Parent Company

Transactions with key Management Personnel

The total remuneration of key management personnel is shown below:

	2005	2004	2003
Directors	**P2,772,047**	P1,226,190	P1,141,140
Executive Officers	**25,648,917**	25,347,712	24,058,462
	P28,420,964	P26,573,902	P25,199,602

The Company does not provide post-employment and equity-based compensation benefits to its directors and executive officers.

15. Reserves

The changes in reserves consist of:

	2005	2004	2003
Balance at beginning of year	**P17,477,115**	P16,329,846	P13,330,705
Provision	**8,068,767**	6,986,662	5,688,878
Utilization	**(4,492,043)**	(5,839,393)	(2,689,737)
Balance at end of year	**P21,053,839**	P17,477,115	P16,329,846

Reserves pertain to the fund set up by the Company to defray the cost of replacing certain operating supplies of the Hotel such as lost, broken, damaged or worn-out chinaware, glassware, linen, bed sheets, etc.

16. Cost of Sales

	2005	2004	2003
Inventory, beginning	**P11,074,732**	P8,292,405	P9,773,921
Purchases	**64,772,217**	65,957,831	50,732,678
Available for sale	**75,846,949**	74,250,236	60,506,599
Inventory, ending	**(11,349,294)**	(11,074,732)	(8,292,405)
	P64,497,655	P63,175,504	P52,214,194

17. Selling and Operating Expenses

This account consists of:

	2005	2004	2003
Salaries, wages and employee benefits:			
Food and beverage	**P44,146,724**	P48,245,352	P43,397,384
Rooms	**21,655,230**	22,612,094	18,372,478
Other operated departments	**3,745,106**	3,819,371	2,239,128
	69,547,060	74,676,817	64,008,990
Property operation, maintenance, energy and conservation	**105,121,596**	92,446,370	78,852,965
Guest supplies	**9,638,549**	8,530,393	6,673,457
Laundry and dry cleaning	**3,655,191**	2,907,324	2,290,839
Kitchen fuel	**3,285,588**	2,727,059	1,735,679
Transport charges	**2,449,475**	927,734	2,424,528
Printing and stationery	**1,537,137**	1,620,229	1,188,514
Cleaning supplies	**1,435,768**	1,330,278	1,239,279
Reservation expenses	**1,428,389**	704,448	323,784
Music and entertainment	**1,292,034**	1,261,952	1,260,739
Permits and licenses	**1,119,705**	1,181,872	1,187,781
Commission	**579,802**	459,913	418,406
Miscellaneous	**2,534,078**	3,267,463	2,682,350
	P203,624,372	P192,041,852	P164,287,311

18. Administrative Expenses

This account consists of:

	2005	2004	2003
Hotel Overhead Departments			
Salaries, wages and employee benefits:			
Administrative and general	**P32,257,451**	P33,934,637	P29,378,567
Engineering	**7,645,997**	7,605,491	6,899,703
Sales and marketing	**6,245,402**	6,964,390	5,871,529
Human resources	**2,061,630**	2,522,818	1,926,345
	48,210,480	51,027,336	44,076,144
Management and incentive fees	**30,797,778**	24,534,409	18,116,525
Credit card commission	**4,624,023**	3,996,151	3,253,602
Legal and professional fees	**3,600,859**	2,914,099	2,123,632
Communication	**1,098,719**	1,286,884	811,796
Data processing	**1,050,024**	1,079,442	942,136
Entertainment	**978,150**	1,068,631	638,237
Printing and stationery	**928,622**	922,782	857,300
Awards and social activities	**671,612**	940,342	507,332
Training	**401,074**	900,141	210,778
Miscellaneous	**4,877,905**	7,592,453	8,301,422
	97,239,246	96,262,670	79,838,904

Forward

	2005	2004	2003
Corporate Office			
Depreciation	**P26,878,023**	P39,643,967	P47,941,722
Insurance	**13,086,061**	11,994,894	10,529,185
Leased land rental	**10,798,560**	8,016,900	6,030,000
Property tax	**9,265,681**	9,000,001	9,000,001
Miscellaneous	**17,262,437**	3,556,718	23,862,184
	77,290,762	72,212,474	97,364,094
	P174,530,008	P168,475,144	P177,202,998

19. Treasury Stock

The board of directors in its meeting on April 18, 2005 approved the purchase of 2,228,261 shares of the Company at P50 per share from its stockholders on record as of May 9, 2005. The buy-back offer was to purchase one (1) share out of every thirty-five (35) shares held by each shareholder as of record date.

As of December 31, 2005, 11,028,261 shares were held in treasury after share buyback of 2,228,261 shares in June 2005.

The board of directors in its meeting on September 5, 2003 approved the purchase of P4,104,837 shares of the Company at P50 per share from its stockholders on record as of September 30, 2003. The buy-back offer was to purchase one (1) share out of every twenty (20) shares held by each shareholder as of record date.

20. Dividend Declaration

The board of directors declared cash dividends on various dates as follows:

Date of Meeting	Stockholders on Record As of	Date of Payment	Dividend per Share	Amount
Nov. 25, 2005	Dec. 9, 2005	Dec. 23, 2005	P0.30	P22,887,003
Oct. 14, 2004	Nov. 3, 2004	Nov. 20, 2004	0.20	15,703,654
Oct. 14, 2003	Nov. 10, 2003	Nov. 28, 2003	0.20	15,703,654

21. Earnings Per Share

Basic earnings per share are computed as follows:

	2005	2004	2003
Basic earnings per share			
Outstanding number of shares			
Balance at beginning of year – net of treasury stock of 8,800,000	**78,518,270**	78,518,270	78,518,270
Acquisition of treasury stock	**2,228,261**	-	-
	76,290,009	78,518,270	78,518,270
Net income for the year	**P147,169,147**	P109,209,843	P80,567,223
Divided by average outstanding shares	**77,404,140**	78,518,270	78,518,270
	P1.90	P1.39	P1.03

There are no potential dilutive common stock for the years presented.

22. Retirement Cost

The Company accrues retirement benefits for its employees in compliance with Republic Act 7641 "Philippine Retirement Law" which requires a company to pay a minimum retirement benefits to employees who retire after reaching the mandatory retirement age of 65 years old or the optional retirement age of 60 years old with at least five (5) years of service to the company.

Provision for retirement amounted to P2,986,418, P4,479,627 and P4,791,947 for the years 2005, 2004 and 2003, respectively. As at December 31, 2005, 2004 and 2003, accrued retirement totaled P17,742,541, P15,090,354 and P10,610,727, respectively.

Based on the latest actuarial valuation of the Company's retirement liability under Republic Act No. 7641 as of December 31, 2004, the current service cost is P1,217,871 and P1,520,256 in 2005 and 2004, respectively, and the present value of obligation is P14,326,413 and P11,748,768 in 2005 and 2004, respectively. The Company does not fund its retirement plan.

23. Leases

Lease Receivables

The Company leases certain portions of the hotel premises to third parties for a term of three years with options for extension/renewal upon mutual agreement of the parties. The leases include provisions for rental increment ranging from 5% to 12% upon renewal of the contracts subject to renegotiations of both parties. Future minimum lease receivables are as follows:

	2005	2004	2003
Due within one year	**P110,270,575**	P92,367,900	P94,721,119
After one year but not more than five years	**165,445,174**	51,553,862	143,921,762
	P275,715,749	P143,921,762	P238,642,881

The lease agreements with the third parties required the latter to give the Company lease deposits in the total amount of P23,470,282 shown as part of "Refundable Deposits" in the balance sheet.

Lease Obligations

The Company leases the land occupied by the Hotel from HLC. Future minimum rental obligations on the land are as follows:

	2005	2004	2003
Due within one year	**P10,678,565**	P10,678,565	P6,030,000
After one year but not more than five years	**42,714,260**	42,714,260	24,120,000
More than five years	**53,392,825**	64,071,390	42,210,000
	P106,785,650	P117,464,215	P72,360,000

On September 13, 2004, the Company, as lessee, and HLC, as lessor, agreed to amend the Contract of Lease with Option to Purchase executed by the parties on November 12, 1991 covering the lease of the land. The amended contract provides for the following changes:

a) The annual rental on the land was increased from P5,910,000 to P10,678,565;

b) The required lease deposit (shown as part of "Other Assets" in the balance sheet) was increased from P58 million to P78 million;

c) The interest rate on the lease deposit which the lessor is obligated to pay to the Company was reduced from 10% per annum to 5%;

d) The parties agreed to convert a portion of the unpaid interest on the lease deposit in the amount of P10,678,565 into advance rental payment (shown as part of "Other Assets" in the balance sheet) to be applied on the rent due from the Company for the year 2009; and

e) The parties agreed to convert a portion of the unpaid interest on the lease deposit in the amount of P20 million into "Deposit on Lease Contract" to cover the full amount of the agreed increase in the lease deposit.

24. Appropriation of Retained Earnings

The Company has appropriated the amount of P111,413,050 and P205,241,850 in 2005 and 2003, respectively, to finance the acquisition of treasury stocks during those years.

25. Contingencies

The Company, in the ordinary course of business, is a party to certain labor and other cases which are under protest or pending decisions by the courts, the outcome of which are not presently determinable. In the opinion of Management and its legal counsel, the eventual liability arising from these cases or claims, if any, will not have a material effect on the Company's financial position or results of operations.

26. Reclassification

Certain accounts in the 2004 and 2003 financial statements have been reclassified to conform with the 2005 financial statements presentation.

GRAND PLAZA HOTEL CORPORATION

Supplementary Schedules to the Financial Statements Required by the Securities and Exchange Commission

December 31, 2005

TABLE OF CONTENTS

GRAND PLAZA HOTEL CORPORATION

Schedule B - Amount Receivable from Directors, Officers, Employees, Related Parties and Principal Stockholders (Other than Affiliates)

December 31, 2005

Name	Designation	Balance at beginning of period	Additions	Amounts Collected	Amounts Written Off	Current	Not Current	Balance at end of period
Various Employees-Winebrenner	Health Insurance	-	P305,408	P3,428	-	P301,980	-	P301,980
De Jesus, Grace	HRD Assistant	-	84,030	-	-	84,030	-	84,030
Villanueva, Madel	Financial Analyst	-	53,552	-	-	53,552	-	53,552
Ho, Mei Mei	Asst. General Manager	-	23,794	45	-	23,749	-	23,749
Bautista, Armando	Purchasing Manager	-	23,145	-	-	23,145	-	23,145
Ventigan, Charity	Sales Manager	-	29,597	7,106	-	22,491	-	22,491
Miyoshi, Ikuko	Former Japanese Sales & GR Manager	-	18,889	-	-	18,889	-	18,889
Roldan, Norielle	Director of Marketing	-	16,014	-	-	16,014	-	16,014
Kabigting, Regina	PR Manager	-	14,000	-	-	14,000	-	14,000
Magsalin, Grace	HR Director	-	15,000	5,000	-	10,000	-	10,000
Garcia, Jefferson	Accounts Clerk	-	6,390	-	-	6,390	-	6,390
Chua, Yew Hock	Exec. Sous Chef	-	4,455	-	-	4,455	-	4,455
Bautista, Nimfa	Reservations Manager	-	4,329	-	-	4,329	-	4,329
Other various employees	Various	-	4,637	-	-	4,637	-	4,637
		-	P603,240	P15,579	-	P587,661	-	P587,661

GRAND PLAZA HOTEL CORPORATION

Schedule C - Investments in Shares of Stock and Other Investments

December 31, 2005

Particular	Percentage of Ownership	Number of shares or Principal Amount of Bonds or Notes	Beginning Balance	Additions	Deductions	Ending Balance
Investments in shares of stock - at equity:						
Harbour Land Corporation	40%	48,500,000	P43,631,696	P540,262	-	P44,171,958

GRAND PLAZA HOTEL CORPORATION

Schedule D - Indebtedness of Unconsolidated Subsidiaries and Affiliates

December 31, 2005

Description	Nature	Balance at beginning of period	Balance at end of period
Due from related parties:			
Rogo Realty Corporation	Advances	P5,493,440	P5,623,171
Harbour Land Corporation	Advances	2,006,586	1,004,626
CDL Hotels (Phils.) Corporation	Advances	-	7,455,456
The Philippine Fund Limited	Advances	210,158	-
		7,710,184	14,083,253
Harbour Land Corporation	Interest	1,300,000	975,000
Rogo Realty Corporation	Interest	10,114,789	10,889,788
		11,414,789	11,864,788
		P19,124,973	P25,948,041

GRAND PLAZA HOTEL CORPORATION

Schedule G - Indebtedness to Related Parties

December 31, 2005

Description	Balance at beginning of period	Balance at end of period
Due to related parties:		
Millennium & Copthorne Int'l. Ltd.	P2,005,790	P298,886
CDL Hotels (Phils.) Corporation	4,592,178	9,616,201
Harbour Land Corporation	3,779,497	2,834,622
	P10,377,465	P12,749,709

GRAND PLAZA HOTEL CORPORATION

Schedule I - Capital Stock
December 31, 2005

Title of Issue	No of Shares Authorized	No. of Shares Subscribed, Issued and Outstanding	No. of Shares Held in Treasury	No. of Shares Held by Affiliates	No. of Shares Held by Directors Officers and Employees
Common share at P10 par value	115,000,000	87,318,270	11,028,261	40,819,316	7,320

GRAND PLAZA HOTEL CORPORATION

List of Top Twenty (20) Stockholders of Record

December 31, 2005

Name of Stockholders	Citizenship	No. of Shares Held	Percentage to Total Outstanding
The Philippine Fund Limited	Bermuda	40,819,316	46.75%
Zatrio PTE Ltd	Singaporean	25,251,667	28.92%
Grand Plaza Hotel Corporation - Treasury stocks	Filipino	11,028,261	12.63%
PCD Nominee Corporation (Filipino)	Filipino	9,640,303	11.04%
Alexander Sy Wong	Filipino	47,256	0.05%
Yam Kit Seng	Filipino	7,000	<0.01%
Phoon Lin Mui	Filipino	7,000	<0.01%
Yam Kum Cheong	Filipino	7,000	<0.01%
Yam Poh Choo	Filipino	7,000	<0.01%
Lucas M. Nunag	Filipino	4,800	<0.01%
Natividad Kwan	Filipino	4,320	<0.01%
Le Ying Tan-Lao	Filipino	3,610	<0.01%
Yam Kit Sung	Filipino	2,999	<0.01%
Peter Kan	Singaporean	2,756	<0.01%
Romeo L. Salonga	Filipino	2,400	<0.01%
Christopher Lim	Filipino	2,332	<0.01%
Norberto R. Ong	Filipino	2,000	<0.01%
Robert Uy	Filipino	2,000	<0.01%
Estrella M. Dela Cruz	Filipino	1,900	<0.01%
James Jao & / Or Henry Jao	Filipino	1,754	<0.01%
		86,845,674	**99.46%**

GRAND PLAZA HOTEL CORPORATION

SUPPLEMENTARY DATA - NUMBER OF SHARES HELD
BY DIRECTORS/OFFICERS
December 31, 2005

Names	Position	No. of Shares Held
Natividad B. Kwan	Corporate Secretary and Compliance Officer	4,320
Yam Kit Sung	General Manager	2,999
Eddie Yeo Ban Heng	Director / General Manager	1
		7,320

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	21-Feb-2006 20:01:12
Announcement No.	00118

>> **Announcement Details**
The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels plc
Description	We attach herewith the results announcement for the full year ended 31 December 2005 issued by Millennium & Copthorne Hotels plc, for your information.
Attachments:	MnCHotels.pdf Total size = **289K** (2048K size limit recommended)

21 February 2006

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Millennium & Copthorne Hotels plc today presents its results for the year ended 31 December 2005. The Group has a portfolio of 91 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

These results have been prepared under International Financial Reporting Standards ('IFRS') and the 2004 comparatives restated.

Financial Highlights

- Revenue up 8% to £595.2m (2004 restated: £551.0m)
- Hotel operating profit up 22% to £106.7m (2004 restated: £87.4m)
- Group operating profit before other operating income and impairment up 17% to £99.6m (2004: £85.2m)
    - *Other operating income of £28.3m (2004: £55.0m) and impairment of £6.5m (2004: £15.2m)*
- Profit before tax excluding other operating income and impairment up 45% to £74.0m (2004 restated: £51.2m)
- Profit before tax £95.8m (2004 restated: £91.0m)
- Earnings per share up 19% to 21.3p (2004 restated: 17.9p)
- Proposed final dividend 5.62p per share giving 7.7p for the year, up 23% (2004: 6.25p excluding special dividend).

Overview of Group Performance

- Group RevPAR up by 7.4%
- Performance reflects revenue growth and improved operational efficiency, mitigating cost pressures within the industry as a whole.
- Ten new management and franchise contracts including the Group's first management contract in China.
- Continued success in maximising value from asset portfolio through the sales of Bayswater Tower Sydney and the Kingsgate Shopping and Commercial Centres. Further redevelopment of assets in progress at Four Points Sunnyvale and Copthorne Orchid Singapore.

Commenting today, Mr Kwek Leng Beng, Chairman said:

"In 2005, we delivered good earnings growth by exploiting our operating skills in an improving trading environment. We also used our real estate expertise and resources to derive further gains from our portfolio of assets. We have undoubtedly benefited from our twin strategy of both operating and owning hotels worldwide. We now propose an increase in our dividend of 23% over the ordinary dividend paid for 2004.

"In the first six weeks of 2006, trading has continued in line with the positive trends of 2005.

"Looking to the future, we believe that our established ability to combine our operating and real estate strengths gives us a real competitive edge. We will use this advantage to deliver better value for shareholders.

"It is too early to give precise indications of the outlook for the current year but we are confident that we can make further progress."

Enquiries:

Tony Potter, Group Chief Executive	+44 (0) 20 7831 3113 (21 February 2006)
Robin Lee, Senior Vice President Finance	+44 (0) 20 7831 3113 (21 February 2006)
Millennium & Copthorne Hotels plc	
Ben Foster	
Financial Dynamics	+44 (0) 20 7831 3113 (21 February 2006)

There will be an audio webcast of the results presentation from 9.15am on 21 February 2006 on http://www.millenniumhotels.com/

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2005

CHAIRMAN'S STATEMENT

OVERVIEW

2005 was another year of positive development with strong growth in profitability. RevPAR grew across all regions with improvements in each quarter. New York improved strongly with double digit growth each quarter. Asia has also seen positive growth.

Results were achieved through our strategy of being an integrated owner and operator of international hotel assets, with a balanced geographic portfolio. We have benefited from our focus on operational improvement and from our commitment to achieving sustained operational excellence in our hotels. Our property expertise has allowed us to manage our real estate assets actively and to unlock long term value to ensure superior value creation over time.

GROUP RESULTS

Group revenue for the year was up 8.0% to £595.2m (2004: £551.0m). Group operating profit before other income and impairment increased 16.9% to £99.6m (2004: £85.2m) and profit before tax excluding other operating income and impairment was £74.0m (2004: £51.2m). Profit before tax was £95.8m (2004: £91.0m).

	3 months to 31 December 2005	3 months to 31 December 2004	Year to 31 December 2005	Year to 31 December 2004
	£m	£m	£m	£m
		Restated		Restated
Revenue	167.6	151.1	595.2	551.0
Group operating profit before other operating income and impairment	35.1	28.6	99.6	85.2
Profit before tax before other operating income and impairment	31.0	20.9	74.0	51.2
Profit before tax	36.7	60.2*	95.8	91.0

* 2004 financials include £51.8m arising from the profit from the disposal of the Plaza joint venture

ASSET PORTFOLIO

2005 was another successful year for our continued effort to maximise value from our portfolio through disposal of selected assets:

Bayswater Tower Sydney
In the third quarter we completed the sale of the Bayswater tower in Sydney at a price of A$20 million (£8.5m). Profit on disposal was £3.3m.

Kingsgate Shopping Centre and Kingsgate Commercial Centre
We announced the completion of the disposal of the Kingsgate Shopping Centre in Sydney in our trading update for the third quarter for a net consideration of A$19.9 million (£8.5m). Subsequent to that announcement, we have sold a further section of the complex, the Kingsgate Commercial Centre for a net consideration of A$19.0 million (£8.0m). The combined profit on the disposal of these two properties was £6.3 million.

Four Points Hotel Sunnyvale
We announced in the third quarter the proposed redevelopment of the Four Points Sunnyvale Hotel in California into 240 residential condominiums for sale and a 250-room hotel. Planning permission has been obtained and the hotel has closed. Work on the redevelopment should commence in the third quarter of 2006.

Copthorne Orchid Inn Singapore
We announced the planned redevelopment of the Copthorne Orchid Inn Singapore into residential condominiums. We expect work to commence on this project later in the year.

Millennium Seoul Hilton Hotel
We have entered into a lease agreement with the State casino operator for the convention space at the Millennium Seoul Hilton. Conversion work is expected to be completed early in the second half of 2006.



MANAGEMENT AND FRANCHISE CONTRACTS

The Group announced ten new management and franchise contracts during the year comprising 1,839 rooms:

- The Millennium Hongqiao Shanghai, a 350 bedroom 5-star property, scheduled to open during 2006. Our first management contract in China in an increasingly competitive market.
- The Millennium Hotel and Resort Montazah near Sharm el Sheikh with 350 hotel bedrooms and 115 villas scheduled to open early 2007.
- The Millennium Sukhumvit Hotel Bangkok, a 326 bedroom hotel, which is scheduled to open in December 2007.
- The Millennium Hotel Southampton Ocean Village, a 200 bedroom 4-star luxury hotel on the waterfront.
- The Copthorne Hotel Reading, the 81 bedroom Kirtons Farm property by the M4, which will be rebranded into a Copthorne following a refurbishment in late 2006.
- The Millennium Hotel Doha in Qatar, a 238 bedroom, 5-star property scheduled to open late 2006.
- Four new franchise contracts signed in New Zealand: the Copthorne Hotel Grand Central, New Plymouth, and the Copthorne Hotels & Resorts - Hokianga, the Kingsgate Hotel Wanganui and the Kingsgate Hotel Beachcomber, Nelson.

DIVIDEND

The Board proposes a final dividend of 5.62p per share. With the interim dividend of 2.08p, the total for the year is 7.7p per share, an increase of 23% (2004: 6.25p plus 6.25p special dividend).

PROSPECTS

In 2005, we delivered good earnings growth by exploiting our operating skills in an improving trading environment. We also used our real estate expertise and resources to derive further gains from our portfolio of assets. We have undoubtedly benefited from our twin strategy of both operating and owning hotels worldwide. We now propose an increase in our dividend of 23% over the ordinary dividend paid for 2004.

In the first six weeks of 2006, trading has continued in line with the positive trends of 2005.

Looking to the future, we believe that our established ability to combine our operating and real estate strengths gives us a real competitive edge. We will use this advantage to deliver better value for shareholders.

It is too early to give precise indications of the outlook for the current year but we are confident that we can make further progress.

Kwek Leng Beng
Chairman
21 February 2006

OPERATING REVIEW

GROUP PERFORMANCE

Occupancy for the Group was 73.0% (2004: 71.8%) and the average room rate was £64.01 (2004: £60.59). RevPAR increased 7.4% to £46.73 (2004: £43.50). All four regions experienced year-on-year average room rate growth. Revenue for the year was £595.2m (2004: £551.0m) and Group operating profit before other income and impairment was £99.6m (2004: £85.2m).

REGIONAL PERFORMANCE

For comparability, we have restated the 2004 figures at 2005 exchange rates. 2004 average room rate was £61.69, RevPAR £44.29, revenue £563.1m and Group operating profit before other income and impairment £87.3m.

UNITED STATES

New York

Occupancy was 84.5% (2004: 84.0%) and the average room rate £129.42 (2004: £109.28). RevPAR was £109.36 (2004: £91.80), up 19.1%.

All three New York hotels performed strongly. An aggressive rate strategy and capital expenditure this year resulted in an average room rate of £129.42 (2004: £109.28), growth of 18.4%. 2005 occupancy grew by half a percentage point from 2004.

At the Millennium Broadway Hotel, our decision to renovate the Hudson Theatre Conference Facility at the end of 2004 produced food and beverage revenues significantly ahead of 2004. The property has also increased RevPAR against its competitive set.

Millenium Hilton New York, which reopened in May 2003, continues to capture a growing share of the market and increase rates at the same time.

The Millennium UN Plaza experienced the highest RevPAR growth of our three New York properties.

Regional US

Occupancy was 66.2% (2004: 61.2%) and the average room rate was £49.63 (2004: £53.15), with RevPAR at £32.86 (2004: £32.53). Excluding the impact of our repossession of the Best Western Lakeside in December 2004, RevPAR increased by 7.9% on 2004.

RevPAR improved significantly at Los Angeles, Scottsdale and Nashville. Cincinnati continues to be impacted by the temporary closure of the convention centre.

EUROPE

London

Occupancy was 84.8% (2004: 83.5%) and the average room rate was £80.20 (2004: £79.79),with RevPAR at £68.01 (2004: £66.62).

Improvements in the first half of the year were primarily driven by increased volume. The incidents in July reduced room sales for the third quarter.

The refurbishment of 115 rooms at the Millennium Mayfair enabled a more aggressive approach to rates but with a loss of available room inventory during the refurbishment.

The performance from our London hotels was in line with the market, in spite of the Millennium Gloucester which was weak relative to our expectations. In the second half of 2005, the hotel embarked on a number of sales programmes to identify and secure further corporate business. The hotel is also impacted by a 142 room refurbishment to reposition its inventory, which is scheduled for completion in the first half of 2006. The hotel will also be refurbishing the Millennium Conference Centre during 2006. We expect to see the benefits of these activities towards the end of 2006 and beyond.

OPERATING REVIEW (continued)

Rest of Europe

Occupancy was 72.8% (2004: 72.8%) and the average room rate was £69.83 (2004: £66.89) with RevPAR increasing to £50.84 (2004: £48.70).

In our regional UK hotels, occupancy was 77.2% (2004: 76.0%), average room rate £67.91 (2004: £64.71), and RevPAR £52.43 (2004: £49.18).

In France and Germany, occupancy was 65.9% (2004: 67.8%) and the average room rate was £73.40 (2004: £70.78), with RevPAR at £48.37 (2004: £47.99).

Asia

Occupancy for the region was 73.7% (2004: 73.2%) and the average room rate was £52.40 (2004: £49.15), with RevPAR at £38.62 (2004: £35.98).

2005 has been a strong year in Singapore with RevPAR growth of 21.4%. Both occupancy and average rate improved. The Orchard Hotel and the Copthorne Kings Hotel have benefited from extensive refurbishment programmes which have assisted rate growth in both properties.

RevPAR at the Grand Hyatt Taipei improved but RevPAR at the Millennium Seoul Hilton reduced. Overall, RevPAR increased by 2.5% in Asia excluding Singapore.

Our joint venture properties in Hong Kong, whose figures are not included in the regional or Group statistics, improved RevPAR by 24.3% built on strong average rate growth and demand particularly from the Chinese market.

Australasia

Occupancy for the region was 69.6% (2004: 71.5%) and the average room rate was £43.43 (2004: £41.29). This led to an increase in RevPAR to £30.23 (2004: £29.52).

The performance of our New Zealand properties continued to improve, albeit at a slower rate than in previous years. At constant currency, there has been RevPAR growth every year since our acquisition of this portfolio. Both the Copthorne and Kingsgate brands saw improvements in RevPAR this year. There was a marginal decline in the Millennium portfolio due to the loss of a key leisure contract at the Millennium Queenstown, but we expect a return to positive growth during 2006.

CURRENT TRADING

Whilst the early part of the year is not a significant trading period in the context of the overall Group performance, trading in our main regions continues to be in line with the positive trends of 2005. In the period to 14 February 2006 the Group RevPAR increased by 9.4% compared to the corresponding period in 2005.

Looking to the future, we believe that our established ability to combine our operating and real estate strengths gives us a real competitive edge. We will use this advantage to deliver enhanced shareholder value.

FINANCIAL REVIEW

Operating results

The overall results and trading performance are discussed by the Chairman in the above paragraphs.

IFRS

The financial information presented in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards adopted for use in the European Union ('IFRS'). IFRS1, 'First-time Adoption of International Financial Reporting Standards' has been applied in preparing these financial statements. These are the first full year consolidated financial statements that the Group has prepared in accordance with IFRS.

Consolidated financial statements of the Group had been prepared until 31 December 2004 in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'), which differ in certain respects from IFRS. The Group's revised accounting policies for 2005 under IFRS are set out in Appendix (A). The 2004 comparative figures have been restated and an explanation and a reconciliation of the adjustments arising, which principally relate to revaluations, deferred taxation and employee benefits, are set out in Appendix (B).

Valuations of assets

Interim IFRS financial information published by the Group during 2005 had applied an accounting policy of on-going revaluation of hotel land and buildings, which was consistent with the former UK GAAP accounting policy. Subsequently, for better industry comparability, this policy has been revised and now, under the transition provisions of IFRS 1, the Group states land and buildings which were previously revalued under UK GAAP at depreciated deemed cost. This is their UK GAAP carrying value, including revaluations, as at 1 January 2004 less subsequent depreciation or provision for impairment. No revaluation surpluses or deficits will be recorded after 1 January 2004. All other fixed assets are stated at cost less depreciation and any provision for impairment.

External professional open market valuations were undertaken at 31 December 2004 and 31 December 2005 in respect of hotel land and buildings. In 2005 twenty four hotels were subject to valuation and twenty one hotels were valued in 2004. Based on these valuations, together with such adjustments as the Directors consider appropriate, a valuation surplus of £62.4m is estimated. Of this, £11.5m was reported in 2004 in respect of group hotels and a further £50.9m uplift is estimated for 2005. In addition, £17.5m in respect of the Group's share of valuation surpluses for joint venture hotels, all reported in 2004, is estimated. Under the Group's IFRS accounting policy for hotel land and buildings described above, these valuation surpluses have not been recorded within the financial statements.

If the Group were to incorporate valuations in the accounts, the revalued amount of property, plant and equipment and lease premium prepayments would rise to £2,086.6m from £2,024.2m and the value of the investments in joint ventures would increase to £46.5m from £29.0m.

Asset disposals

The Group made a net profit on asset sales in Australasia of £9.6m.

In December the Group took possession of the Wynfield Inn, Westwood in Florida due to loan payment default. This property had been sold by way of a loan note as part of the disposal programme following the Regal acquisition. The hotel only traded for two weeks under our control and the operating statistics have not been included in the results.

Cash flow and capital expenditure

The Group's operating net cash inflow for 2005 was £116.1m compared with £122.8m for 2004. Net capital expenditure was £4.7m, comprising maintenance capital of £39.2m and £34.5m disposal proceeds, principally from the sale of assets in Australasia. Net interest paid was £29.3m, and tax payments totalled £13.1m. Equity dividend payments totalled £31.5m including the special dividend approved in 2005.

Millenium Hilton New York

In the first quarter we announced the successful conclusion of negotiations in the settlement of the 11 September 2001 Business Interruption/Property damage insurance claim for US$85.0m at the Millenium Hilton Hotel in New York. The final proceeds received in 2005 of US$25.0m (£12.8m) are disclosed within other operating income.

As announced in October 2005 the Group filed a legal action against its insurance advisor. The action seeks damages in excess of US$45m on various grounds relating to damages and business interruption losses at its other US hotel properties resulting from the terrorist attack on 11 September 2001.

Financing and gearing

At 31 December 2005 net debt was £480.4m (2004: £483.0m) representing a gearing of 38.4% (2004: 42.1%). The Group has sufficient capacity to finance growth with £98.4m of undrawn and committed facilities which will be enhanced by future cash generation from the Group's activities.

Finance income and expense

Interest receivable and similar income was £6.7m (2004: £5.8m). Total interest expense was £35.8m (2004: £41.5m). The principal reason for the reduction is the refinancing of US debt.

The net finance cost for the year was £29.1m (2004: £35.7m), which was covered 3.4 times (2004: 2.4 times) by Group operating profit before other operating income and impairment.

Taxation

The tax charge for the Group is £26.0m (2004: £31.4m) which, excluding the Group's share of profit of joint ventures and associates of £3.5m (2004: £1.7m), represents a blended tax rate of 28.2% (2004: 35.2%). Changes in regional profit mix, the level of other financial income and expense, and adjustments for prior years can give rise to marked variations in the Group's effective rate.

Pensions

The Group's major defined benefit plans are those operated in the UK, Korea and Taiwan. The UK plan is closed to new entrants. The Group's net defined benefit plans balance sheet liability increased in the year by £2.7m to £16.0m. Most of the increase was due to the UK plan with a £4.0m charge to equity which has largely risen from a change in assumption on mortality rates. This reflects an industry-wide recognition that mortality rates have reduced.

Earnings and dividend

The total basic earnings per share rose by 3.4p to 21.3p, an increase of 19%.

An interim dividend of 2.08p per share was paid and charged in the 2005 accounts in October 2005 (2004: 2.08p). A final dividend of 5.62p per share is proposed for 2005 and will be charged in the 2006 accounts. The final dividend of 4.17p per share relating to 2004 was paid for and charged in the 2005 accounts. A final 2004 special dividend of 6.25p per share in respect of exceptional profits was paid for and charged in the 2005 accounts.

In respect of dividends paid in 2005 the Group offered shareholders the right to a scrip dividend. This resulted in dividend cash payments in 2005 of £31.5m (2004: £3.0m) out of total dividends of £35.7m (2004: £11.7m). The balance of £4.2m (2004: £8.7m) was credited to reserves on issue of the related share capital. The Group will again be offering shareholders the option of a scrip dividend.

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Consolidated income statement

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Revenue	1	**595.2**	551.0
Cost of sales		**(259.1)**	(246.2)
Gross profit		**336.1**	304.8
Administrative expenses	2	**(243.0)**	(234.8)
Other operating income	3	**28.3**	55.0
Group operating profit		**121.4**	125.0
Analysed between:			
Group operating profit before other operating income and impairment		**99.6**	85.2
Other operating income	3	**28.3**	55.0
Impairment	2	**(6.5)**	(15.2)
		121.4	125.0
Share of profit of joint ventures and associates			
Operating profit		**8.5**	7.8
Interest		**(1.3)**	(3.2)
Taxation		**(1.4)**	(0.8)
Minority interests		**(2.3)**	(2.1)
		3.5	1.7
Finance income	4	**6.7**	5.8
Finance expense	4	**(35.8)**	(41.5)
Profit before tax		**95.8**	91.0
Income tax expense	5	**(26.0)**	(31.4)
Profit for the year		**69.8**	59.6
Attributable to:			
Equity holders of the parent		**61.1**	50.9
Minority interests		**8.7**	8.7
		69.8	59.6
Basic earnings per share (pence)	7	**21.3**	17.9
Diluted earnings per share (pence)	7	**21.2**	17.8

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Consolidated statement of recognised income and expense

For the year ended 31 December 2005

	2005 £m	2004 £m
Foreign exchange translation differences	**79.8**	(45.6)
Cash flow hedges: amounts recycled to income statement	**4.0**	-
Actuarial gains and losses arising in respect of defined benefit pension schemes	**(2.4)**	(3.3)
Taxation credit arising on defined benefit pension plans	**0.6**	1.0
Income and expense recognised directly in equity	**82.0**	(47.9)
Profit for the year	**69.8**	59.6
Total recognised income and expense for the year	**151.8**	11.7
First-time adoption of IAS 39 and IAS 32:		
Hedging reserve	**(4.0)**	-
Retained earnings	**(1.4)**	-
	(5.4)	-
Total	**146.4**	11.7
Attributable to:		
Equity holders of the parent	**137.0**	7.9
Minority interests	**14.8**	3.8
Total recognised income and expense for the year	**151.8**	11.7

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Consolidated balance sheet

For the year ended 31 December 2005

	2005 £m	2004 £m
Non-current assets		
Property, plant and equipment	**1,943.4**	1,818.2
Lease premium prepayment	**80.8**	80.5
Investment properties	**48.0**	43.7
Investments in joint ventures and associates	**29.0**	23.0
Loans due from joint ventures and associates	**26.3**	22.3
Other financial assets	**2.2**	2.8
	2,129.7	1,990.5
Current assets		
Assets held for sale	**-**	14.5
Inventories	**4.4**	3.9
Development properties	**48.5**	32.3
Lease premium prepayment	**1.0**	1.0
Trade and other receivables	**53.2**	49.8
Other financial assets	**5.9**	4.1
Cash and cash equivalents	**104.6**	90.7
	217.6	196.3
Total assets	**2,347.3**	2,186.8
Non-current liabilities		
Interest-bearing loans bonds and borrowings	**(530.1)**	(248.0)
Employee benefits	**(16.0)**	(13.3)
Provisions	**(1.6)**	(2.0)
Other non-current liabilities	**(6.8)**	(6.7)
Deferred tax liabilities	**(239.9)**	(208.1)
	(794.4)	(478.1)
Current liabilities		
Interest-bearing loans, bonds and borrowings	**(54.9)**	(325.7)
Trade and other payables	**(100.3)**	(99.0)
Provisions	**(0.4)**	(0.4)
Income taxes payable	**(19.5)**	(22.6)
	(175.1)	(447.7)
Total liabilities	**(969.5)**	(925.8)
Net assets	**1,377.8**	1,261.0
Equity		
Total equity attributable to equity holders of the parent	**1,250.3**	1,146.2
Minority interests	**127.5**	114.8
Total equity	**1,377.8**	1,261.0

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Consolidated statement of cash flows

For the year ended 31 December 2005

	2005 £m	2004 £m
Cash flows from operating activities		
Profit for the year	**69.8**	59.6
Adjustments for:		
Depreciation and amortisation	**36.4**	37.1
Property, plant and equipment written off	**-**	0.2
Share of profit of joint ventures and associates	**(3.5)**	(1.7)
Impairment for property, plant and equipment	**6.5**	15.2
Profit on sale of property, plant and equipment	**(9.6)**	(3.2)
Revaluation of investment properties	**(5.9)**	-
Gain on sale of joint venture	**-**	(51.8)
Employee stock options	**0.7**	0.4
Finance income	**(6.7)**	(5.8)
Finance expense	**35.8**	41.5
Income tax expense	**26.0**	31.4
Operating profit before changes in working capital and provisions	**149.5**	122.9
Increase in inventories, trade and other receivables	**(19.3)**	(6.9)
(Increase)/decrease in development properties	**(17.6)**	2.4
Increase in trade and other payables	**3.9**	4.0
(Decrease)/increase in provisions and employee benefits	**(0.4)**	0.4
Cash generated from operations	**116.1**	122.8
Interest paid	**(35.4)**	(41.0)
Interest received	**6.1**	5.5
Income taxes paid	**(13.1)**	(10.5)
Net cash from operating activities	**73.7**	76.8
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	**34.5**	45.1
Change in financial assets	**(1.8)**	0.3
Proceeds from disposal of joint venture	**6.5**	90.8
Acquisition of property, plant and equipment	**(39.2)**	(25.4)
Net cash from investing activities	**-**	110.8
Balance carried forward	**73.7**	187.6

Consolidated statement of cash flows (continued)

For the year ended 31 December 2005

	2005 £m	2004 £m
Balance brought forward	**73.7**	187.6
Cash flows from financing activities		
Proceeds from the issue of share capital	**2.0**	1.4
Purchase of shares from minority interests	**-**	(5.9)
Repayment of borrowings	**(419.0)**	(396.9)
Drawdown of borrowings	**387.0**	273.1
Payment of finance lease obligations	**(1.8)**	(1.6)
Loan arrangement fees	**(1.3)**	(0.6)
Dividends paid to minorities	**(2.3)**	(1.6)
Dividends paid	**(31.5)**	(3.0)
Net cash from financing activities	**(66.9)**	(135.1)
Net increase in cash and cash equivalents	**6.8**	52.5
Cash and cash equivalents at beginning of year	**89.8**	39.6
Effect of exchange rate fluctuations on cash held	**7.1**	(2.3)
Cash and cash equivalents at end of year	**103.7**	89.8
Reconciliation of cash and cash equivalents		
Cash and cash equivalents shown in the balance sheet	**104.6**	90.7
Overdraft bank accounts included in borrowings	**(0.9)**	(0.9)
Cash and cash equivalents for cash flow statement purposes	**103.7**	89.8

Notes to the preliminary announcement

1) Segmental analysis

Business segments (primary)

	Hotel 2005 £m	Property operations 2005 £m	Central costs 2005 £m	Total Group 2005 £m
Revenue	580.7	14.5	-	595.2
Gross operating profit	200.0	6.7	-	206.7
Depreciation	(35.4)	-	-	(35.4)
Amortisation of lease prepayments	(1.0)	-	-	(1.0)
Other hotel fixed charges*	(56.9)	-	-	(56.9)
Profit before central costs	106.7	6.7	-	113.4
Central costs	-	-	(13.8)	(13.8)
Group operating profit before other operating income and impairment	106.7	6.7	(13.8)	99.6
Other operating income	12.8	15.5	-	28.3
Impairment	(6.5)	-	-	(6.5)
Share of profit of joint ventures and associates	3.5	-	-	3.5
Profit before financing	116.5	22.2	(13.8)	124.9
Net financing costs				(29.1)
Profit before tax				95.8

Geographical segments (secondary)

	New York 2005 £m	Regional US 2005 £m	London 2005 £m	Rest of Europe 2005 £m	Asia 2005 £m	Australasia 2005 £m	Central costs 2005 £m	Total Group 2005 £m
Revenue								
Hotel	91.2	112.8	78.7	97.7	151.7	48.6	-	580.7
Property operations	-	2.6	-	-	1.4	10.5	-	14.5
Total	91.2	115.4	78.7	97.7	153.1	59.1	-	595.2
Hotel gross operating profit	31.2	23.5	38.1	31.1	55.7	20.4	-	200.0
Hotel fixed charges	(14.2)	(18.5)	(13.5)	(17.0)	(20.7)	(9.4)	-	(93.3)
Hotel operating profit	17.0	5.0	24.6	14.1	35.0	11.0	-	106.7
Property operations operating profit	-	0.6	-	-	0.8	5.3	-	6.7
Profit before central costs	17.0	5.6	24.6	14.1	35.8	16.3	-	113.4
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Group operating profit before other operating income and impairment	17.0	5.6	24.6	14.1	35.8	16.3	(13.8)	99.6
Other operating income	12.8	5.9	-	-	-	9.6	-	28.3
Impairment	-	-	-	(6.5)	-	-	-	(6.5)
Share of profit of joint ventures and associates	-	-	-	-	3.5	-	-	3.5
Profit before financing	29.8	11.5	24.6	7.6	39.3	25.9	(13.8)	124.9
Net financing costs								(29.1)
Profit before tax								95.8

*'Other hotel fixed charges' include property rent, taxes and insurance, operating lease rentals and management fees.
There are no inter-segment sales. Revenue by origin is not significantly different from revenue by destination.

Notes to the preliminary announcement (continued)

1) Segmental analysis (continued)

Business segments (primary)

	Hotel 2004 £m	Property operations 2004 £m	Central costs 2004 £m	Total Group 2004 £m
Revenue	529.6	21.4	-	551.0
Gross operating profit	177.8	10.3	-	188.1
Depreciation	(35.9)	-	-	(35.9)
Amortisation of lease prepayments	(1.2)	-	-	(1.2)
Other hotel fixed charges	(53.3)	-	-	(53.3)
Profit before central costs	87.4	10.3	-	97.7
Central costs	-	-	(12.5)	(12.5)
Group operating profit before other operating income and impairment	87.4	10.3	(12.5)	85.2
Other operating income	51.8	3.2	-	55.0
Impairment	(15.2)	-	-	(15.2)
Share of profit of joint ventures and associates	1.7	-	-	1.7
Profit before financing	125.7	13.5	(12.5)	126.7
Net financing costs				(35.7)
Profit before tax				91.0

Geographical segments (secondary)

	New York 2004 £m	Regional US 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Australasia 2004 £m	Central costs 2004 £m	Total Group 2004 £m
Revenue								
Hotel	77.6	100.7	77.2	93.0	136.6	44.5	-	529.6
Property operations	-	2.5	-	-	1.4	17.5	-	21.4
Total	77.6	103.2	77.2	93.0	138.0	62.0	-	551.0
Hotel gross operating profit	22.4	21.1	39.5	27.9	48.4	18.5	-	177.8
Hotel fixed charges	(12.3)	(17.0)	(13.6)	(17.3)	(21.5)	(8.7)	-	(90.4)
Hotel operating profit	10.1	4.1	25.9	10.6	26.9	9.8	-	87.4
Property operations operating profit	-	0.6	-	-	0.8	8.9	-	10.3
Profit before central costs	10.1	4.7	25.9	10.6	27.7	18.7	-	97.7
Central costs	-	-	-	-	-	-	(12.5)	(12.5)
Group operating profit before other operating income and impairment	10.1	4.7	25.9	10.6	27.7	18.7	(12.5)	85.2
Other operating income	51.8	-	-	-	0.5	2.7	-	55.0
Impairment	-	(15.2)	-	-	-	-	-	(15.2)
Share of profit of joint ventures and associates	(2.3)	-	-	-	4.0	-	-	1.7
Profit before financing	59.6	(10.5)	25.9	10.6	32.2	21.4	(12.5)	126.7
Net financing costs								(35.7)
Profit before tax								91.0

Notes to the preliminary announcement (continued)

2) Administrative expenses

The following item is included within administrative expenses:

	2005 £m	2004 £m
Impairment on hotel properties	**6.5**	15.2

The properties are annually reviewed for indications of impairment and appropriate charges made where their value is less than the current carrying values. In 2005 the impairment related to one European region hotel whereas in 2004 it related to five US hotel properties.

3) Other operating income

	Notes	2005 £m	2004 £m
Fair value adjustments of investment property	(a)	**5.9**	-
Business interruption insurance proceeds	(b)	**12.8**	-
Gain on disposal of joint venture	(c)	**-**	51.8
Net gain on disposal of property, plant and equipment	(d)	**9.6**	3.2
		28.3	55.0

(a) At the end of 2005, the Group's investment properties consisting of the Kings Tanglin Shopping Centre in Singapore and the Biltmore Court & Tower, Los Angeles were subject to external professional valuation on an open market existing use basis. The Kings Tanglin Shopping Centre was valued at its carrying value and the Court & Tower recorded uplift in value of £5.9m which has been credited to the income statement in accordance with the Group's accounting policy. No surplus or deficit arose on the valuations undertaken in 2004.

(b) In March 2005, the Group settled the 11 September 2001 business interruption/property damage insurance claim regarding the Millenium Hilton for US$85.0m. The final proceeds received in 2005 of US$25.0m (£12.8m) have been credited to the income statement.

(c) The gain on disposal of joint venture in 2004 related to The Plaza Hotel, New York.

(d) The net gains on property disposal in 2004 and 2005 arise principally on assets in Australasia.

4) Finance income and expense

	2005 £m	2004 £m
Interest income	**3.4**	2.0
Interest receivable from joint ventures	**0.1**	0.5
Foreign exchange gain	**3.2**	3.3
Finance income	**6.7**	5.8
Interest expense	**(32.6)**	(38.3)
Foreign exchange loss	**(3.2)**	(3.2)
Finance expense	**(35.8)**	(41.5)

Notes to the preliminary announcement (continued)

5) Income tax expense

	2005 £m	2004 £m
Current tax expense		
Current year	**16.7**	27.4
Adjustments for prior years	**(8.5)**	(3.1)
	8.2	24.3
Deferred tax expense		
Origination and reversal of temporary differences	**11.5**	(22.1)
Increase/(reduction) in tax rate	**2.5**	(1.1)
Benefits of tax losses recognised	**1.5**	30.3
Under provision in respect of prior years	**2.3**	-
	17.8	7.1
Total income tax expense in income statement	**26.0**	31.4

	2005 %	2005 £m	2004 %	2004 £m
Profit before tax in income statement		**95.8**		91.0
Less share of profit in joint ventures and associates		**(3.5)**		(1.7)
Profit on ordinary activities excluding share of joint ventures and associates		**92.3**		89.3
Income tax on ordinary activities at the standard rate of UK tax of 30% (2004: 30%)	**30.0**	**27.7**	30.0	26.8
Permanent differences	**(2.9)**	**(2.7)**	(5.2)	(4.6)
Non-utilisation of tax losses arising in the year	**0.3**	**0.3**	1.5	1.3
Utilisation of brought forward tax losses	**(0.7)**	**(0.7)**	(1.3)	(1.2)
Higher rates on overseas earnings	**1.7**	**1.6**	1.5	1.3
Overseas tax suffered	**1.6**	**1.5**	13.4	12.0
Effect of change in tax rates on opening deferred taxes	**2.7**	**2.5**	(1.2)	(1.1)
Adjustment to tax charge in respect of prior years	**(6.7)**	**(6.2)**	(3.5)	(3.1)
Unrecognised deferred tax assets	**2.2**	**2.0**	-	-
	28.2	**26.0**	35.2	31.4

6) Dividends

	2005 pence	2004 pence	**2005 £m**	2004 £m
Final ordinary dividend paid for 2004 of 4.17p (2004: for 2003 - 2.05p)	**4.17**	2.05	**11.9**	5.8
Final special dividend paid for 2004 of 6.25p (2004: for 2003 - nil)	**6.25**	-	**17.9**	-
Interim dividend paid for 2005 2.08p (2004: for 2004 2.08p)	**2.08**	2.08	**5.9**	5.9
	12.50	4.13	**35.7**	11.7

After the balance sheet date, the Directors proposed the following ordinary dividends, which have not been provided for:

	2005 pence	2004 pence	**2005 £m**	2004 £m
Final ordinary dividend paid for 2005 of 5.62p (2004: for 2004 - 4.17p)	**5.62**	4.17	**16.2**	11.9
Final special dividend paid for 2005 of nil (2004: for 2004 - 6.25p)	**-**	6.25	**-**	17.9
	5.62	10.42	**16.2**	29.8

An interim dividend of 2.08p per share was paid and charged in the 2005 accounts in October 2005 (2004: 2.08p). A final dividend of 5.62p per share is proposed for 2005 and will be charged in the 2006 accounts. The final dividend of 4.17p per share relating to 2004 was paid for and charged in the 2005 accounts. A final 2004 special dividend of 6.25p per share in respect of exceptional profits was paid for and charged in the 2005 accounts.

In respect of dividends paid in 2005, the Group offered shareholders the option of a scrip dividend. This resulted in dividend cash payments in 2005 of £31.5m (2004: £3.0m) out of total dividends of £35.7m (2004: £11.7m). The balance of £4.2m (2004: £8.7m) has been credited to reserves on issue of the related share capital. The Group will again be offering shareholders the option of a scrip dividend.

7) Earnings per share

The basic earnings per share are calculated using the following information:

- profit for the year attributable to holders of the parent £61.1m (2004: £50.9m)

- weighted average number of ordinary shares in issue of 287.0m (2004: 284.5m).

In calculating diluted earnings per share, the weighted average number of ordinary shares is adjusted for the effect of all dilutive potential ordinary shares:

	2005 Number of shares	2004 Number of shares
Weighted average number of shares issued used in the calculation of basic earnings per share	**287.0**	284.5
Dilutive effect of shares under option that would have been issued for nil value	**0.9**	0.7
Weighted average number of ordinary shares (diluted)	**287.9**	285.2

Appendix (A) Accounting Policies

A Basis of preparation

The financial information presented in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards adopted for use in the European Union (IFRS). IFRS 1, 'First-time Adoption of International Financial Reporting Standards' has been applied.

The preparation of the financial information in accordance with International Financial Reporting Standards resulted in changes to the accounting policies as compared with the 2004 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all periods presented. They also have been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous GAAP to IFRS is explained in Appendix B.

The financial information is prepared on the historical cost basis except investment property and, from 1 January 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale, which are stated at their fair value. Hotel properties are stated at cost or deemed cost. Deemed cost is calculated based on the hotel's cost or valuation as at 1 January 2004. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IAS 32: 'Financial instruments (Disclosures and presentation)' and IAS 39: 'Financial Instruments (Recognition and measurement)'. The Group has therefore adopted these standards, and the related accounting policies D and E, only with effect for the current year from 1 January 2005 and not within the comparative financial year. A reconciliation showing the impact of the adoption of these standards from 1 January 2005 is set out in Appendix (B).

The Group has adopted IFRS 5 'Non-current assets held for sale and discontinued operations' with effect from 1 January 2004.

The financial information set out in this preliminary announcement does not constitute the company's statutory accounts for the years ended 31 December 2005 or 2004. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the registrar of companies, and those for 2005, prepared under accounting standards adopted by the EU, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

B Basis of consolidation

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power, directly or indirectly, to govern the financial and operating policies so as to obtain benefits from their activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Joint ventures and associates

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Associates are those entities in which the Group has significant influence but not control over the financial and operating policies.

The consolidated financial statements include the Group's share of the total recognised gains and losses of joint ventures and associates on an equity accounted basis, from the date that significant influence or joint control respectively commences until the date that it ceases. When the Group's share of losses exceeds its interest in an associate or joint venture, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

(iii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

C Foreign currency

(i) Foreign currency translation

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the balance sheet date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the foreign exchange rate at

C Foreign currency (continued)

that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to sterling at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

D Derivative financial instruments *

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

E Hedges *

(i) Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss (when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(ii) Hedge of monetary assets and liabilities

When a derivative financial instrument is used as an economic hedge of the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

* accounting policies D and E have been adopted with effect from 1 January 2005, as set out in section A.

F Property, plant, equipment and depreciation

Land and buildings are stated at cost (or deemed cost) less depreciation and any provision for impairment. All other fixed assets are stated at cost less depreciation and any provision for impairment. Any impairment of such properties below depreciated historical cost is charged to the income statement.

Under the transition provisions of IFRS 1, land and buildings which were previously revalued under UK GAAP are stated at deemed cost, being their UK GAAP carrying value, including revaluations, as at 1 January 2004.

Freehold land is not depreciated. All other assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Building core	50 years or lease term if shorter
Building surface, finishes and services	30 years or lease term if shorter
Plant and machinery	15-20 years
Furniture and equipment	10 years
Soft furnishings	5-7 years
Computer equipment	5 years
Motor vehicles	4 years

No residual values are ascribed to building surface finishes and services. Residual values ascribed to building core depend on the nature, location and tenure of each property and are reassessed annually.

Capital expenditure on major projects is recorded separately within fixed assets as capital work in progress. Once the project is complete the balance is transferred to the appropriate fixed asset categories. Capital work in progress is not depreciated.

Interest attributable to funds used to finance the construction or acquisition of new hotels or major extensions to existing hotels is capitalised gross of tax relief and added to the cost of the hotel core.

Operating supplies, which include china, linen, glass and silverware, are treated as a base stock upon initial hotel opening. Subsequent renewals and replacements of such stocks are written off as incurred to the income statement.

G Leases

Assets financed by way of finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are initially recorded at the lower of fair value and the present value of the minimum lease payments. The equivalent liability, categorised as appropriate, is included within creditors. Assets are depreciated over the shorter of the lease term and their useful economic lives. Finance charges are allocated to accounting periods over the period of the lease to produce constant rates of return on the outstanding balance. Rentals under operating leases are charged to the income statement on a straight line basis over the lease term. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

On occasion, the Group makes initial payments on entering into long leases of land and buildings. As leases of land are normally classified as operating leases if title is not expected to pass, the element of the payment attributable to land is recorded in the balance sheet as prepaid rentals and is charged to the income statement on a straight line basis over the term of the lease. Where the lease is for substantively all of the economic life of the building, the building is recognised on balance sheet as property, plant and equipment and accounted for in accordance with note F above.

H Impairment

The carrying amounts of the Group's assets, other than investment property, inventories, employee benefit assets and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairments are reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

I Investment properties

Investment properties are properties which are held either to earn rental income or for capital appreciation or both. Investment properties are stated at fair value.

An external, independent valuation company, having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued, values the portfolio annually. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

J Inventories

Inventories are recorded at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

K Development properties

Development properties are stated at the lower of cost and net realisable value. The cost of development properties includes interest and other related expenditure incurred in order to get the asset ready for its intended use.

L Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

M Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost: any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

N Income tax

Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they are not expected to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner or realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the benefit will be realised.

Deferred tax assets and liabilities are offset only to the extent that: the Group has a legally enforceable right to offset current tax assets against current tax liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

O Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement.

(ii) Defined benefit plans
The Group's net obligation in respect of defined benefit post-employment plans, including pension plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

O Employee benefits (continued)

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 January 2004, the date of transition to IFRS, were recognised. The Group recognises actuarial gains and losses that arise subsequent to 1 January 2004 within the Consolidated Statement of Recognised Income and Expense in the period in which they occur.

(iii) Long-term service benefits

The Group's net obligation in respect of long-term service benefits, other than post-employment plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit-rated bonds that have maturity dates approximating to the terms of the Group's obligations.

(iv) Share-based payment transactions

The Group's share option programme allows Group employees to acquire shares of Millennium & Copthorne Hotels plc. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a stochastic model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

P Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the avoidable cost of meeting its obligations under the contract.

Q Revenue and its recognition

Revenue comprises:

- income from the ownership, management and operation of hotels recognised as the related goods and services are provided;
- income from investment property rental: recognised on a straight line basis over lease term, lease incentives granted are recognised as an integral part of the total rental income; and
- land, development property and property sales: recognised when legal title transfers provided the related significant risk and rewards of ownership have passed by that date.

R Dividend distribution

Dividends are recognised as a liability in the period in which they are approved for payment.

S Segment reporting

The Group's primary reporting format is two business segments, hotel and property operations, with each segment representing a business unit that offers different products or serves different markets. The hotel operations comprise income from the ownership and management of hotels. Property operations comprise the development and the sale of land and development properties and investment property rental income.

The Group's secondary reporting format is geographic location. The hotel and property operations are managed on a worldwide basis and operate in six principal geographical areas; New York, Regional US, London, Rest of Europe, Asia and Australasia.

T Non-current assets held for sale

Non-current assets are classified as held for sale when their disposal is considered highly probable. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRS. Then on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying value amount and fair value less costs to sell. Impairments on initial classification as held for sale are included in the income statement, even for assets measured at fair value, as are gains and losses on subsequent re-measurement.

U Other financial assets and liabilities

Trade investments are classified as available for sale assets and are included under non-current assets within 'other financial assets'. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

Trade and other receivables are stated at their nominal amount (discounted if material) less impairments.

Trade and other payables are stated at their nominal amount (discounted if material).

Appendix (B) Explanation of transition to International Financial Reporting Standards

These are the Group's first consolidated annual financial statements prepared in accordance with International Financial Reporting Standards adopted for use in the European Union (IFRS).

The accounting policies given in Appendix A have been applied in preparing the consolidated annual financial statements for the year ended 31 December 2005, the comparative information for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

First Time Adoption

IFRS 1 establishes the transitional requirements for the first time preparation of financial statements in accordance with IFRS. In general, a company is required to determine its IFRS accounting policies effective at the reporting date and apply these retrospectively to the balance sheet at the date of transition, and all financial statements for the comparative period and the reporting period.

To assist in the transition process, there are a number of exemptions to this retrospective application. The following significant exemptions have been adopted by the Group:

(i) Business combinations: the Group has elected not to account for business combinations retrospectively in accordance with IFRS 3 'Business Combinations'. Those combinations recognised prior to the date of transition have not been restated.

(ii) Employee benefits: the Group has elected to adopt the amendments to IAS 19 'Employee Benefits' which provide the Group with the option of recognising all cumulative actuarial gains and losses in equity at the date of transition, with subsequent actuarial gains and losses being taken directly to equity via the Statement of Recognised Income and Expense. This is consistent with the treatment under UK GAAP, required by FRS 17 'Retirement benefits'.

(iii) Share-based payment: in accordance with IFRS 2 'Share-based Payment', the Group is recognising a charge to income representing the fair value of outstanding employee share options over the relevant option vesting periods, adjusted to reflect the actual and expected levels of vesting. However, the Group has elected not to apply IFRS 2 retrospectively to equity instruments either granted on or before 7 November 2002 and/or vesting prior to 1 January 2005.

(iv) Financial instruments: the Group has elected to apply the requirements of IAS 32 'Financial Instruments: Disclosures and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' prospectively from 1 January 2005 and consequently the restated figures for 2004 do not reflect the impact of these standards.

(v) Valuation of properties: the Group has elected to treat the revalued amount of properties at 1 January 2004 as deemed cost as at that date and will not continue its policy of revaluing properties triennially.

Overview of impact

For the Group the adoption of IFRS gives rise to the following significant changes:

Measurement

(i) the recognition, on balance sheet, of pension liabilities together with associated pension fund assets, and other employee benefit liabilities;

(ii) the inclusion in the income statement of a fair value charge in respect of outstanding employee share options;

(iii) the recognition of certain financial instruments at fair value. Specifically under UK GAAP the Group did not recognise derivatives on balance sheet;

(iv) the recognition of deferred tax in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items;

(v) amounts of proposed dividends are not provided for. Dividends are recorded as liabilities when declared;

(vi) the recognition of payments made on entering into or acquiring operating leasehold land and buildings is required to be amortised over the lease term and classified as a prepayment versus the UK GAAP treatment of inclusion within tangible fixed assets and the cost less residual value depreciated;

(vii) the recognition of investment property valuation surpluses and deficits through the income statement (in other operating income) instead of through reserves;

(viii) revenue in respect of non-hotel land development sales is now recognised on transfer of legal title and the risks and rewards of ownership, rather than on unconditional completion of sale;

First Time Adoption: Overview of impact (continued)

(ix) the Group no longer revalues hotel land and buildings from 1 January 2004 but records properties at depreciated cost or, where properties have been previously revalued, their depreciated deemed cost, being their carrying value at 1 January 2004, including previously recognised revaluation surpluses at that date.

Presentation

(i) for joint ventures and associates, the share of equity accounted earnings, after tax and minority interests is presented as a single line item in the operating result rather than separate inclusion within operating profit, interest, taxation and minority interests; and

(ii) the reclassification of the initial payment element of operating leased land is required to be accounted for as a prepayment instead of being recorded as a tangible fixed asset.

An explanation of how the transition from previous UK GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Table	
(a)	Reconciliation to present the 31 December 2004 UK GAAP consolidated profit and loss account under IFRS format headings
(b)	Reconciliation to restate the 31 December 2004 consolidated UK GAAP profit and loss account (under IFRS format headings) for IFRS accounting policies
(c)	Reconciliation to present the 31 December 2004 UK GAAP consolidated balance sheet under IFRS format headings
(d)	Reconciliation to restate the 31 December 2004 consolidated UK GAAP balance sheet (under IFRS format headings) for IFRS accounting policies
(e)	Reconciliation to restate the 1 January 2004 consolidated UK GAAP balance sheet for IFRS accounting policies

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Table (a) Reconciliation to present the 31 December 2004 UK GAAP consolidated profit and loss account under IFRS format headings

Consolidated Profit and loss account/Income statement

Classification	2004 UK GAAP reported £m	IFRS presentational reclassifications £m	2004 UK GAAP (IFRS presentation) £m
Group turnover / Revenue	547.1	-	547.1
Cost of sales	(243.8)	-	(243.8)
Gross profit	303.3	-	303.3
Administrative expenses	(232.6)	-	(232.6)
Group operating profit / Operating profit before other operating income	70.7	-	70.7
Other operating income	-	55.0	55.0
Share of operating profits of joint ventures	8.0	(8.0)	-
Total operating profit	78.7	47.0	125.7
Share of profit of joint ventures and associates:			
- operating profit	-	8.0	8.0
- interest	-	(3.2)	(3.2)
- taxation	-	2.9	2.9
- minority interests	-	(2.1)	(2.1)
	-	5.6	5.6
Profit on disposal of fixed assets	3.2	(3.2)	-
Profit on disposal of joint venture	51.8	(51.8)	-
Profit before interest and taxation	133.7	(2.4)	131.3
Interest receivable / finance income	5.8	-	5.8
Interest payable / finance expense			
- Group	(41.5)	-	(41.5)
- Joint ventures	(3.2)	3.2	-
Profit before tax	94.8	0.8	95.6
Tax on profit on ordinary activities / Income tax	(16.4)	(2.9)	(19.3)
Profit on ordinary activities after tax	78.4	(2.1)	76.3
Minority interests - equity	(8.8)	2.1	(6.7)
	69.6	-	69.6
Dividends paid and proposed	(35.7)	35.7	-
Retained profit for the financial year	33.9	35.7	69.6
Attributable to:			
Equity holders of the parent	69.6	-	69.6
Minority interests	8.8	(2.1)	6.7
Profit for the year	78.4	(2.1)	76.3

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Table (b) Reconciliation to restate the 31 December 2004 consolidated UK GAAP profit and loss account (under IFRS format headings) for IFRS accounting policies

	UK GAAP £m	Lease premium pre payment £m	New Zealand land bank sales £m	Employee benefits £m	Share based payments £m	Deferred taxes £m	IFRS £m
	Note	*(i)*	*(iv)*	*(vi)*	*(vii)*	*(viii)*	
Revenue	547.1	-	3.9	-	-	-	551.0
Cost of sales	(243.8)	-	(2.4)	-	-	-	(246.2)
Gross profit	303.3	-	1.5	-	-	-	304.8
Administrative expenses	(232.6)	(1.2)	(0.2)	(0.4)	(0.4)	-	(234.8)
Other operating income	55.0	-	-	-	-	-	55.0
Operating profit	125.7	(1.2)	1.3	(0.4)	(0.4)	-	125.0
Share of profit of joint ventures and associates							
- operating profit	8.0	(0.2)	-	-	-	-	7.8
- interest	(3.2)	-	-	-	-	-	(3.2)
- taxation	2.9	-	-	-	-	(3.7)	(0.8)
- minority interests	(2.1)	-	-	-	-	-	(2.1)
	5.6	(0.2)	-	-	-	(3.7)	1.7
Finance income	5.8	-	-	-	-	-	5.8
Finance expense	(41.5)	-	-	-	-	-	(41.5)
Profit before tax	95.6	(1.4)	1.3	(0.4)	(0.4)	(3.7)	91.0
Income tax expense	(19.3)	-	(0.5)	-	-	(11.6)	(31.4)
Profit for the year	76.3	(1.4)	0.8	(0.4)	(0.4)	(15.3)	59.6
Attributable to:							
Equity holders of the parent	69.6	(1.3)	0.4	(0.4)	(0.4)	(17.0)	50.9
Minority interests	6.7	(0.1)	0.4	-	-	1.7	8.7
Profit for the year	76.3	(1.4)	0.8	(0.4)	(0.4)	(15.3)	59.6
Basic earnings per share (pence)	24.5						17.9
Diluted earnings per share (pence)	24.4						17.8

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Table (c) Reconciliation to present the 31 December 2004 UK GAAP consolidated balance sheet under IFRS format headings

Classification	2004 UK GAAP Reported	IFRS presentational reclassifications	2004 UK GAAP IFRS presentation
	£m	£m	£m
Fixed assets / Non-current assets			
Tangible assets / Property, plant and equipment	1,970.6	(140.9)	1,829.7
Lease premium prepayment	-	81.7	81.7
Investment properties	-	43.7	43.7
Investments in joint ventures / associates	40.3	0.4	40.7
Loans to joint ventures	22.3	-	22.3
Investment in associated undertakings	0.4	(0.4)	-
Other investments / Other financial assets	0.8	2.0	2.8
	2,034.4	(13.5)	2,020.9
Current assets			
Assets held for sale	-	14.5	14.5
Stocks / Inventories	36.0	(32.1)	3.9
Development properties	-	32.1	32.1
Lease premium prepayment	-	1.0	1.0
Debtors due within one year / Trade and other receivables	50.4	-	50.4
Debtors due after more than one year	2.0	(2.0)	-
Other financial assets	-	4.1	4.1
Cash and short term deposits / Cash and cash equivalents	94.8	(4.1)	90.7
	183.2	13.5	196.7
Creditors: less than one year / Current liabilities	(477.2)	477.2	-
Interest-bearing loans, bonds and borrowings	-	(325.7)	(325.7)
Trade and other payables	-	(128.8)	(128.8)
Provisions	-	(0.4)	(0.4)
Income taxes payable	-	(22.7)	(22.7)
	(477.2)	(0.4)	(477.6)
Creditors: greater than one year / Non-current liabilities	(258.6)	258.6	-
Interest-bearing loans, bonds and borrowings	-	(248.0)	(248.0)
Employee benefits	-	(3.9)	(3.9)
Provisions	-	(2.0)	(2.0)
Other non-current liabilities	-	(6.7)	(6.7)
Deferred tax liabilities	-	(51.9)	(51.9)
	(258.6)	(53.9)	(312.5)
Provisions for liabilities and charges	(54.3)	54.3	-
Net assets	1,427.5	-	1,427.5
Capital and reserves			
Called up share capital	85.9	-	85.9
Share premium account	846.1	-	846.1
Revaluation reserve	287.9	-	287.9
Profit and loss account	77.5	-	77.5
Shareholders' funds	1,297.4	-	1,297.4
Minority interests – equity	130.1	-	130.1
Total capital employed	1,427.5	-	1,427.5

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Table (d) Reconciliation to restate the 31 December 2004 consolidated UK GAAP balance sheet (under IFRS format headings) for IFRS accounting policies

	UK GAAP £m	Lease premium pre payment £m	New Zealand land bank sales £m	Employee benefits £m	Deferred taxes £m	Property, plant, equipment and investment in joint ventures £m	Dividend £m	Reclassification of reserves £m	IFRS £m
	Note	*(i)*	*(iv)*	*(vi)*	*(viii)*	*(v)*	*(ix)*		
Non-current assets									
Property, plant and equipment	1,829.7	-	-	-	-	(11.5)	-	-	1,818.2
Lease premium prepayment	81.7	(1.2)	-	-	-	-	-	-	80.5
Investment properties	43.7	-	-	-	-	-	-	-	43.7
Investments in joint ventures and associates	40.7	(0.2)	-	-	-	(17.5)	-	-	23.0
Loans due from joint ventures	22.3	-	-	-	-	-	-	-	22.3
Other financial assets	2.8	-	-	-	-	-	-	-	2.8
	2,020.9	(1.4)	-	-	-	(29.0)	-	-	1,990.5
Current assets									
Assets held for sale	14.5	-	-	-	-	-	-	-	14.5
Inventories	3.9	-	-	-	-	-	-	-	3.9
Development properties	32.1	-	0.2	-	-	-	-	-	32.3
Lease premium prepayment	1.0	-	-	-	-	-	-	-	1.0
Trade and other receivables	50.4	-	(0.6)	-	-	-	-	-	49.8
Other financial assets	4.1	-	-	-	-	-	-	-	4.1
Cash and cash equivalents	90.7	-	-	-	-	-	-	-	90.7
	196.7	-	(0.4)	-	-	-	-	-	196.3
Total assets	2,217.6	(1.4)	(0.4)	-	-	(29.0)	-	-	2,186.8
Non-current liabilities									
Interest-bearing loans, bonds and borrowings	(248.0)	-	-	-	-	-	-	-	(248.0)
Employee benefits	(3.9)	-	-	(9.4)	-	-	-	-	(13.3)
Provisions	(2.0)	-	-	-	-	-	-	-	(2.0)
Other non-current liabilities	(6.7)	-	-	-	-	-	-	-	(6.7)
Deferred tax liabilities	(51.9)	-	-	-	(156.2)	-	-	-	(208.1)
	(312.5)	-	-	(9.4)	(156.2)	-	-	-	(478.1)
Current liabilities									
Interest-bearing loans, bonds and borrowings	(325.7)	-	-	-	-	-	-	-	(325.7)
Trade and other payables	(128.8)	-	-	-	-	-	29.8	-	(99.0)
Provisions	(0.4)	-	-	-	-	-	-	-	(0.4)
Income taxes payable	(22.7)	-	0.1	-	-	-	-	-	(22.6)
	(477.6)	-	0.1	-	-	-	29.8	-	(447.7)
Total liabilities	(790.1)	-	0.1	(9.4)	(156.2)	-	29.8	-	(925.8)
Net assets	1,427.5	(1.4)	(0.3)	(9.4)	(156.2)	(29.0)	29.8	-	1,261.0
Equity									
Issued capital	85.9	-	-	-	-	-	-	-	85.9
Share premium	846.1	-	-	-	-	-	-	-	846.1
Revaluation reserve	287.9	-	-	-	(52.2)	(21.4)	-	(214.3)	-
Translation reserve	-	-	-	-	-	-	-	(40.7)	(40.7)
Retained earnings	77.5	(1.4)	(0.1)	(9.2)	(96.7)	-	29.8	255.0	254.9
Total equity attributable to *equity holders of the parent*	1,297.4	(1.4)	(0.1)	(9.2)	(148.9)	(21.4)	29.8	-	1,146.2
Minority interests	130.1	-	(0.2)	(0.2)	(7.3)	(7.6)	-	-	114.8
Total equity	1,427.5	(1.4)	(0.3)	(9.4)	(156.2)	(29.0)	29.8	-	1,261.0

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Table (e) Reconciliation to restate the 1 January 2004 consolidated UK GAAP balance sheet for IFRS accounting policies

	UK GAAP £m	Lease premium pre-payment £m	New Zealand land bank sales £m	Employee benefits £m	Deferred taxes £m	Dividend £m	Reclassification of revaluation reserves £m	IFRS £m
	Note	*(i)*	*(iv)*	*(vi)*	*(viii)*	*(ix)*		
Non-current assets								
Property, plant and equipment	2,012.7	(83.5)	-	-	-	-	-	1,929.2
Lease premium prepayment	-	82.2	-	-	-	-	-	82.2
Investment properties	90.3	-	-	-	-	-	-	90.3
Investments in joint ventures and associates	58.6	-	-	-	(13.0)	-	-	45.6
Loans due from joint ventures	32.7	-	-	-	-	-	-	32.7
Other financial assets	2.8	-		-	-	-	-	2.8
	2,197.1	(1.3)	-	-	(13.0)	-	-	2,182.8
Current assets								
Assets held for sale	-	-	-	-	-	-	-	-
Inventories	4.0	-	-	-	-	-	-	4.0
Development properties	12.0	-	2.6	-	-	-	-	14.6
Lease premium prepayment	-	1.3	-	-	-	-	-	1.3
Trade and other receivables	59.6	-	(4.5)	-	-	-	-	55.1
Other financial assets	4.4	-	-	-	-	-	-	4.4
Cash and cash equivalents	40.5	-	-	-	-	-	-	40.5
	120.5	1.3	(1.9)	-	-	-	-	119.9
Total assets	2,317.6	-	(1.9)	-	(13.0)	-	-	2,302.7
Non-current liabilities								
Interest-bearing loans, bonds and borrowings	(659.3)	-	-	-	-	-	-	(659.3)
Employee benefits	(4.4)	-	-	(5.7)	-	-	-	(10.1)
Provisions	(2.4)	-	-	-	-	-	-	(2.4)
Other non-current liabilities	(7.3)	-	-	-	-	-	-	(7.3)
Deferred tax liabilities	(52.2)	-	-	-	(144.7)	-	-	(196.9)
	(725.6)	-	-	(5.7)	(144.7)	-	-	(876.0)
Current liabilities								
Interest-bearing loans, bonds and borrowings	(66.5)	-	-	-	-	-	-	(66.5)
Trade and other payables	(97.5)	-	0.2	-	-	5.8	-	(91.5)
Provisions	(0.4)	-	-	-	-	-	-	(0.4)
Income taxes payable	(14.2)	-	0.6	-	-	-	-	(13.6)
	(178.6)	-	0.8	-	-	5.8	-	(172.0)
Total liabilities	(904.2)	-	0.8	(5.7)	(144.7)	5.8	-	(1,048.0)
Net assets	1,413.4	-	(1.1)	(5.7)	(157.7)	5.8	-	1,254.7
Equity								
Issued capital	84.8	-	-	-	-	-	-	84.8
Share premium	845.8	-	-	-	-	-	-	845.8
Revaluation reserve	296.4	8.2	-	-	(57.3)	-	(247.3)	-
Retained earnings	59.5	(8.2)	(0.5)	(5.6)	(91.4)	5.8	247.3	206.9
Total equity attributable to equity holders of the parent	1,286.5	-	(0.5)	(5.6)	(148.7)	5.8	-	1,137.5
Minority interests	126.9	-	(0.6)	(0.1)	(9.0)	-	-	117.2
Total equity	1,413.4	-	(1.1)	(5.7)	(157.7)	5.8	-	1,254.7

Notes to tables (a) to (e)

(i) Lease premium prepayment

The Group has adopted the requirements of IAS 17: 'Leases'. IAS 17 requires a lease of land and buildings to be considered separately between its land and building constituent parts. Land is only able to be treated as a tangible fixed asset, held under finance lease, where it is considered likely that the Group will obtain title to the land during or at the end of the lease term.

The Group holds a number of hotels under long leases where land title is not anticipated to pass to the Group under the terms of the lease. In respect of these leases, under UK GAAP, payment made on entering into or acquiring leasehold land and buildings was previously included within tangible fixed assets and the cost less residual value was depreciated over the shorter of its lease length and useful economic life.

Under IFRS, the initial payment made in respect of the operating leased land and buildings is required to be accounted for as a prepayment and amortised in full over the lease term in accordance with the pattern of benefits provided.

This change in accounting policy has been adopted retrospectively to the date of lease acquisition by the Group. Retained reserves at 1 January 2004 have been debited by £7.5m (Group) and £0.7m (joint venture) accumulated amortisation which would have been charged to that date, in excess of depreciation previously charged under UK GAAP. This has not impacted total equity as an equal credit has been recorded to the revaluation reserve at 31 December 2003 to reflect how the Group's total interest in the hotel property is carried at valuation and in aggregate, should be maintained at the level of the most recent external valuation recorded.

This change in accounting policy has increased the annual amortisation charge in respect of leasehold land by £1.2m.

Long leasehold buildings lease premium continue to be accounted for as tangible fixed assets where the Group holds the asset for substantially all of its useful economic life.

(ii) Investment property

The Group has adopted IAS 40: 'Investment Property'. IAS 40 is consistent with the Group's previous accounting policy of revaluing investment properties annually. The principal change under IFRS is that valuation surpluses and deficits arising are required to be recorded in the income statement (other operating income) under IAS 40. Under UK GAAP, such surpluses and deficits were recorded directly within reserves.

However, this change of accounting policy did not impact the 2004 income statement as no investment property valuation movements were recorded in that year.

(iii) Assets held for sale

The Group applied IFRS 5 retrospectively from 1 January 2004 in respect of assets held for sale. No adjustments were necessary in order to state assets at the lower of cost and fair value less disposal costs.

(iv) Real estate and land development sales

On adoption of IAS 18, the Group changed the timing of revenue recognition in respect of its non-hotel land development sales. Revenue in respect of these sales is now recognised on the transfer of legal title and of the risks and rewards of ownership (previously on completion of sale).

Operating profit for the year ended 31 December 2004 was increased by £1.3m.

Total equity at 1 January 2004 and 31 December 2004 has been reduced by £1.1m and £0.3m respectively.

(v) Property, plant and equipment and investment in joint ventures and associates

On adoption of IAS 16, the Group changed the policy of triennial valuations on its portfolio of hotel operating assets. Under the transition rules of IFRS 1, the Group has elected to use previous UK GAAP carrying values at 1 January 2004, including revaluations, as deemed cost at transition. Adoption of this policy has resulted in reversing the effect of surpluses previously capitalised during 2004. Property, plant and equipment has reduced by £11.5m and reversal of the Group's share of revaluation of property, plant and equipment within investments in joint ventures and associates has reduced that investment by £17.5m.

Notes to tables (a) to (e) (continued)

(vi) Employee benefits

IAS 19: 'Employee benefits' requires full recognition of defined benefit pension obligations in the financial statements. Under UK GAAP, the Group recognised in the profit and loss account the estimated cost of providing the pensionable benefits accrued in the period. Variations from these costs were charged or credited to the profit and loss account over the average remaining service lives of employees.

Adoption of IAS 19 has reduced equity at 1 January 2004 and 31 December 2004 by £5.7m and £9.4m respectively (excluding recognition of deferred tax).

Movements in the defined benefit obligation are primarily recognised in the Statement of Recognised Income and Expense. Actuarial gains and losses of £3.3m were charged to the Statement of Recognised Income and Expense in the year ended 31 December 2004. The pension charge to the income statement was increased in the year ended 31 December 2004 by £0.4m.

(vii) Share based payments

The Group applied IFRS 2 to its active employee share-based payment arrangements at 1 January 2005 except for equity-settled employee share-based payment arrangements granted before 7 November 2002. The Group has granted employee equity-settled share-based payments in 2004 and 2005.

The Group accounted for these share-based payment arrangements at intrinsic value under UK GAAP.

Under IFRS the effect of accounting for equity-settled share-based payment transactions at fair value is to increase administrative expenses by £0.4m for the year ended 31 December 2004. The adoption of IFRS 2 is equity-neutral for equity-settled transactions. The expense recognised for the consumption of employee services received as consideration for share options granted will be deductible for tax purposes when the share options are exercised.

(viii) Deferred taxes

	1 January 2004 £m	31 December 2004 £m
Group deferred tax liability - UK GAAP	52.2	51.9
Property assets*	170.9	162.2
Employee benefits	(2.4)	(3.3)
Other	2.7	(0.1)
Tax losses carried forward	(26.5)	(2.6)
Increase in deferred tax liability	144.7	156.2
Group deferred tax liability – IFRS	196.9	208.1

**Property assets comprise property, plant and equipment, investment properties, assets held for sale and lease premium prepayments*

The deferred tax liability has been increased at each period end as shown in the table.

The increase in liability in respect of property assets is a result of the requirement under IFRS to provide for deferred tax for fair value adjustments and revaluation surpluses. Deferred tax is matched to how the asset value will be recovered, either through use in the business or through sale. Under UK GAAP, such provision was not required. This adjustment is significant, principally due to the Group having previously adopted until 1 January 2004 a policy of carrying its hotel property assets at open market value.

The provision for employee benefits and defined benefit pension liabilities, as set out above, gives rise to a matching recognition of a deferred tax asset.

Appendix (B) Explanation of transition to International Financial Reporting Standards (continued)

Notes to tables (a) to (e) (continued)

(viii) Deferred taxes (continued)

The overall increase in deferred tax liabilities resulting from property assets has allowed the Group to increase its matching recognition of tax losses, which were not recorded in the balance sheet under UK GAAP. Such losses are recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The effect on the income statement for the year ended 31 December 2004 was to increase the previously reported tax charge for the period by £11.6m for subsidiary undertakings and by £3.7m for joint ventures. The increase in the tax charge for the year ended 31 December 2004 principally relates to the disposal of the Group's joint venture interest in the Plaza Hotel. This is principally due to the utilisation of tax losses which were carried as assets on the IFRS balance sheet at 1 January 2004, and therefore formed part of the deferred tax charge. These losses were largely unrecognised under UK GAAP and therefore their use did not incur a deferred tax charge. The reported current tax charge in respect of the transaction remains unchanged.

(ix) Dividends

Under IFRS dividends are recorded as liabilities in the period in which they are approved. Under UK GAAP dividends were previously recorded when proposed.

(x) Adoption of IAS 32 and IAS 39 at 1 January 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Fair value derivatives	-	(5.4)	(5.4)
Hedging reserve	-	(4.0)	(4.0)
Retained earnings	-	(1.4)	(1.4)
	-	(5.4)	(5.4)

Under UK GAAP, the Group did not recognise derivatives. In accordance with IFRS derivatives are recognised at fair value. The effect is to increase the liability for derivatives and the hedging reserve by £5.4m at 1 January 2005.

(xi) Total effect on equity and profit for year

A summary of the effect on total equity of the adjustments set out in the above notes is set out below.

	1 January 2004 £m	31 December 2004 £m
Dividends	5.8	29.8
Real estate and land developments	(1.1)	(0.3)
Lease premium amortisation	-	(1.4)
Employee benefits	(5.7)	(9.4)
Deferred taxes – group and joint venture	(157.7)	(156.2)
Revaluation surplus	-	(29.0)
Total	(158.7)	(166.5)

A summary of the effect on profit for the year to 31 December 2004 of the adjustments in the above notes is set out below.

	Profit before taxation £m	Income tax expense £m	Profit for year £m
UK GAAP	94.8	(16.4)	78.4
Presentational adjustments/reclassifications:			
- Joint venture tax included within profit before tax under IFRS	2.9	(2.9)	-
- Joint venture minorities included within profit before tax under IFRS	(2.1)	-	(2.1)
Measurement adjustments:			
- Lease premium amortisation	(1.4)	-	(1.4)
- Revenue recognition on development properties	1.3	(0.5)	0.8
- Pension and share option charges	(0.8)	-	(0.8)
- Deferred tax charge (including joint ventures)	(3.7)	(11.6)	(15.3)
IFRS	91.0	(31.4)	59.6

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Key operating statistics

For the year ended 31 December 2005

	2005 Reported currency	2004 Constant currency	2004 Reported currency
Occupancy %			
New York	84.5		84.0
Regional US	66.2		61.2
Total US	70.4		66.9
London	84.8		83.5
Rest of Europe	72.8		72.8
Total Europe	78.1		77.6
Asia	73.7		73.2
Australasia	69.6		71.5
Total Group	73.0		71.8
Average Room Rate (£)			
New York	129.42	109.28	108.77
Regional US	49.63	53.15	52.91
Total US	71.53	70.76	70.43
London	80.20	79.79	79.79
Rest of Europe	69.83	66.89	66.67
Total Europe	74.82	73.05	72.93
Asia	52.40	49.15	46.76
Australasia	43.43	41.29	38.77
Total Group	64.01	61.69	60.59
RevPAR (£)			
New York	109.36	91.80	91.37
Regional US	32.86	32.53	32.38
Total US	50.36	47.34	47.12
London	68.01	66.62	66.62
Rest of Europe	50.84	48.70	48.54
Total Europe	58.43	56.69	56.59
Asia	38.62	35.98	34.23
Australasia	30.23	29.52	27.72
Total Group	46.73	44.29	43.50
Gross Operating Profit Margin (%)			
New York	34.2		28.9
Regional US	20.8		21.0
Total US	26.8		24.4
London	48.4		51.2
Rest of Europe	31.8		30.0
Total Europe	39.2		39.5
Asia	36.7		35.4
Australasia	42.0		41.6
Total Group	34.4		33.6

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Consolidated income statement

For the fourth quarter ended 31 December 2005

	2005 £m	2004 £m
Revenue	**167.6**	151.1
Cost of sales	**(69.4)**	(67.0)
Gross profit	**98.2**	84.1
Administrative expenses	**(69.6)**	(70.7)
Other operating income	**12.2**	54.5
Group operating profit	**40.8**	67.9
Analysed between:		
Group operating profit before other operating income and impairment	**35.1**	28.6
Other operating income	**12.2**	54.5
Impairment	**(6.5)**	(15.2)
	40.8	67.9
Share of profit of joint ventures and associates		
Operating profit	**3.2**	2.5
Interest	**(0.5)**	(0.4)
Taxation	**(0.5)**	(0.3)
Minority interests	**(0.9)**	(0.8)
	1.3	1.0
Finance income	**0.3**	3.3
Finance expense	**(5.7)**	(12.0)
Profit before tax	**36.7**	60.2
Income tax expense	**(8.4)**	(25.4)
Profit for the period	**28.3**	34.8
Attributable to:		
Equity holders of the parent	**25.3**	32.7
Minority interests	**3.0**	2.1
	28.3	34.8

MILLENNIUM & COPTHORNE HOTELS plc

Preliminary results announcement 31 December 2005

Key operating statistics

For the fourth quarter ended 31 December 2005

	2005 Reported currency	2004 Constant currency	2004 Reported currency
Occupancy %			
New York	**87.0**		85.8
Regional US	**60.1**		61.0
Total US	**66.2**		67.2
London	**84.7**		86.8
Rest of Europe	**72.7**		73.2
Total Europe	**78.0**		79.2
Asia	**74.9**		74.0
Australasia	**73.9**		73.5
Total Group	**72.3**		72.9
Average Room Rate (£)			
New York	**156.74**	132.00	125.36
Regional US	**51.13**	54.62	51.14
Total US	**82.82**	79.28	74.79
London	**82.89**	82.08	82.08
Rest of Europe	**69.98**	67.65	68.16
Total Europe	**76.19**	74.66	74.92
Asia	**55.63**	52.11	48.63
Australasia	**44.56**	44.07	41.56
Total Group	**68.83**	66.03	63.40
RevPAR (£)			
New York	**136.36**	113.26	107.56
Regional US	**30.73**	33.32	31.20
Total US	**54.83**	53.28	50.26
London	**70.21**	71.25	71.25
Rest of Europe	**50.88**	49.52	49.89
Total Europe	**59.43**	59.13	59.34
Asia	**41.67**	38.56	35.99
Australasia	**32.93**	32.39	30.55
Total Group	**49.76**	48.14	46.22
Gross Operating Profit Margin (%)			
New York	**42.2**		35.2
Regional US	**19.6**		20.5
Total US	**30.8**		27.4
London	**50.9**		52.1
Rest of Europe	**35.9**		31.3
Total Europe	**42.5**		40.7
Asia	**40.0**		36.3
Australasia	**46.2**		43.4
Total Group	**38.0**		35.4

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	21-Feb-2006 19:53:25
Announcement No.	00115

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the results announcement for the full year ended 31 December 2005 issued by CDL Investments New Zealand Limited, for your information.

Attachments:

- CINZ1.pdf
- CINZ2.pdf
- CINZ3.pdf

Total size = **1006K**
(2048K size limit recommended)

PRELIMINARY *~~HALF YEAR~~/FULL YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For ~~Half Year~~/Full Year Ended 31 December 2005

(referred to in this report as the "current ~~half year~~/full year")

Preliminary ***~~half year~~/full year** report on consolidated results (including the results for the previous corresponding *~~half~~/full year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on *audited/~~unaudited~~ financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer ***has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement of Financial Performance		
	Current Half/full Year $NZ'000	Up/Down %	Previous corresponding *Half/full Year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	24,225	(19.9%)	30,247
(b) Other Revenue	301	(25.5%)	404
(c) Total Operating Revenue	24,526	(20.0%)	30,651
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	13,556	(12.8%)	15,546
(a) Less taxation on operating result	(4,433)		(4,707)
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	9,123	(15.8%)	10,839
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	9,123	(15.8%)	10,839
(a) Net *Surplus (Deficit) attributable to minority interests			
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	9,123	(15.8%)	10,839

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS/REVENUES/ EXPENSES FOR *~~HALF YEAR~~/FULL YEAR	*Consolidated Statement of Financial Performance	
	Current *half/full Year $NZ'000	Previous corresponding *half/full Year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	206	324
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	-	(3)
(e) Leasing and renting expenses	(54)	(56)
(f) Depreciation	(10)	(13)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets		
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

2.2 SUPPLEMENTARY ITEMS	Consolidated Statement of Financial Performance Current *~~half~~/full Year $NZ'000	Previous corresponding *~~half~~/full Year $NZ'000
(a) # Interest costs excluded from Item 2.1(d) and capitalised	-	(3)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in Intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING) AND EXTRAORDINARY ITEMS OF THE GROUP

	Group Current Half Year/Full Year Operating Revenue $NZ'000	Operating Surplus $NZ'000
DETAILS AND COMMENTS		
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY

	Statement of Movements in Equity Current *half/full Year $NZ'000	Previous corresponding *half/full Year $NZ'000
4.1 *NET SURPLUS (~~DEFICIT~~) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	9,123	10,839
(a) *Net Surplus (~~Deficit~~) attributable to minority interest		
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences		
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	9,123	10,839
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	3,247	315
(b) Distributions to Owners	(4,010)	(3,190)
(c) Other		
4.5 EQUITY AT BEGINNING OF ~~HALF YEAR~~/FULL YEAR*	56,205	48,241
4.6 EQUITY AT END OF ~~HALF YEAR~~/FULL YEAR	64,565	56,205

5 EARNINGS PER SECURITY Calculation of basic and fully diluted EPS in accordance with IAS 33: Earnings Per Share	Earnings Per Security Current *half/full Year $NZ000	 Previous corresponding *half/full Year $NZ000
(a) Basic EPS	4.40	5.41
(b) Diluted EPS (if materially different from (a))	4.40	5.41

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VI) attached)

(a) Name of subsidiary or group of subsidiaries

(b) Percentage of ownership acquired

(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $

(d) Date from which such contribution has been calculated $

Not applicable

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VI) attached)

(a) Name of subsidiary or group of subsidiaries

(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $

(c) Date from which such contribution has been calculated

(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year

(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary $

Not applicable

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half-year~~/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half year~~/full year report:

SEGMENTS

Industry

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company is primarily involved in property development

Geographical

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company only operates in New Zealand

(Note (VIII) attached has particular relevance for their preparation)	Consolidated Statement of Financial Position		
9 CURRENT ASSETS	At end of current half/full year $NZ000	As shown in last Annual Report $NZ000	If half yearly as shown in last half yearly report $NZ000
(a) Cash	8,133	9,820	
(b) Trade receivables	1,281	460	
(c) Investments			
(d) Development property held for resale within current year	14,955	20,181	
(e) Other assets, current	221	-	
TOTAL CURRENT ASSETS	24,590	30,461	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investments			
(c) Development property held for resale after current year	41,868	27,182	
(d) Property, plant and equipment	25	34	
(e) Goodwill			
(f) Deferred Taxation Assets			
(g) Other Intangible Assets			
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	41,893	27,216	
9.3 TOTAL ASSETS	66,483	57,677	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	1,393	639	
(b) Income in advance, current			
(c) Secured loans			
(d) Unsecured loans			
(e) Provisions, current	-	194	
(f) Other liabilities, current	40	42	
TOTAL CURRENT LIABILITIES	1,433	875	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans			
(c) Unsecured loans			
(d) Provisions, non-current			
(e) Deferred Taxation Liability, non-current	485	597	
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	485	597	
9.7 TOTAL LIABILITIES	1,918	1,472	
9.8 NET ASSETS	64,565	56,205	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	27,783	24,536	
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserves			
(c) Retained Surplus (accumulated Deficit) (optional)	36,782	31,669	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	64,565	56,205	
(a) Minority equity interests in subsidiaries			
9.11 TOTAL SHAREHOLDERS' EQUITY	64,565	56,205	
(a) Returns on Assets (%) (EBIT divided by Total Assets)	20.1%	26.4%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	14.1%	19.3%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	3.0%	2.6%	

(See Note (X) attached)	Consolidated Statement of cash flows for *half/full year	
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES	Current *half/full Year $NZ000	Corresponding *half/full Year $NZ000
(a) Receipts from customers	23,499	29,256
(b) Interest received	206	293
(c) Dividends received		
(d) Payments to suppliers and employees	(19,666)	(22,768)
(e) Interest paid		(3)
(f) Income taxes paid	(4,442)	(2,487)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	(403)	4,291
(See Note (X) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(2)	(4)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		
NET INVESTING CASH FLOWS	(2)	(4)
(See Note (X) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings		
(d) Dividends paid	(763)	(2,875)
(e) Other cash flows relating to financing activities	(519)	(417)
NET FINANCING CASH FLOWS	(1,282)	(3,292)
(See Note (X) attached) **13 NET INCREASE (DECREASE) IN CASH HELD**	(1,687)	995
(a) Cash at beginning of *~~half year~~/full year	9,820	8,825
(b) Exchange rate adjustments to Item 12.3(a) above		
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	8,133	9,820

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *~~half year~~/full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current *half/full Year NZ$000	Previous corresponding *half/full year NZ$000
Cash on hand and at bank	23	432
Deposits at call	8,110	9,388
Bank overdraft		
Other (provide details eg Term Deposits		
Total = Cash at End of *~~Half~~/Full Year (Item 13(c) above)	8,133	9,820

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**	Not applicable	
(i) Extraordinary items		
(d) **NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *half/full year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	Current *Half/Full Year	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity Accounted in current year	
Not applicable				
Other Material Interests			Not Equity Accounted in current year	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period	Not applicable	
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not full
PREFERENCE SHARES:			
# (Description)	Not applicable		
Issued during current *half year/full year			
ORDINARY SHARES:			
Balance brought forward	200,502,595	200,502,595	
Issued during current *~~half year~~/full year	10,140,879	10,140,879	
Balance at full year	210,643,474	210,643,474	
CONVERTIBLE NOTES			
# (Description)	Not applicable		
Issued during current *half year/full year			

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year	Not applicable			

DEBENTURES - Totals only:	$	
UNSECURED NOTES - Totals only:	$	
OTHER SECURITIES	$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *~~half~~/full year

Nil

(b) Significant trends or events since end of current *~~half~~/full year

Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

Refer to Chairman's Review

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to Chairman's Review

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer to Chairman's Review

(f) Other comments

Nil

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

5.00%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

5.00% net - fully imputed

20 ANNUAL MEETING (if full year report)

(a) To be held at

Kingsgate Hotel Greenlane, Auckland

(b) Date 31 May 2006 Time tbc

(c) Approximate date of availability of Annual Report 31 March 2006

If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

21 February 2006

(signed by) Authorised Officer of Listed Issuer (date)

*Delete as required

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Investments New Zealand Limited ("CDLI") are pleased to announce an operating profit after tax of $9,123,000 for the year ended 31 December 2005. This represents a decrease of 15.8% from the corresponding period in 2004. Operating profit before tax and minorities is $13,556,000 (2004: $15,546,000). Property sales & other income totaling $24,526,000 was below the corresponding period in 2004. A total of 173 sections were sold.

Shareholders' funds as at 31 December 2005 were $64.6 million (2004: $56.2 million) and total assets stood at $66.5 million (2004: $57.7 million). The net tangible asset per share was 30.7 cents (2004: 28.0 cents). The value of CDLI's land holdings as at 31 December 2005 was $131.2 million (2004: $107.8 million).

International Financial Reporting Standards:

CDLI adopted the New Zealand Equivalents to International Financial Reporting Standards ('NZ IFRS') in 2005. The financial statements have been presented using NZ IFRS and a reconciliation of the transition from New Zealand Generally Accepted Accounting Practice ('NZ GAAP') to NZ IFRS for 2004 has been provided. Under NZ GAAP, property sales & other income for 2005 would have been $30,805,000. This represents an increase of 52.9% on 2004 (2004: $20,150,000).

Group results for the year ending 31 December 2005 – NZ IFRS

Property sales & other income for the period under review was $24,526,000. This was a decrease of 20.0% on 2004 (2004: $30,651,000). The decrease is attributable to when the company can recognise revenue from property sales. Under NZ IFRS, revenue on a property sale is only recognised when the sale is settled. Previously under NZ GAAP, revenue from property sales would have been recognised when the contract went unconditional. Profit after tax for the year was $9,123,000 (2004: $10,839,000).

Dividend Announcement:

The Company has resolved to pay a fully imputed ordinary dividend of 2.0 cents per share payable on 31 March 2006. Excluding the special dividend paid in 2005, this is an increase of 0.4 cents per share.

Directors:

In May it was announced that I retired as Chairman and Mr. Tsang Jat Meng was elected to the Chair.

Mr. BK Chiu was appointed Managing Director with effect from 1 June 2005.

Also in June Mr. Rob Challinor and Mr. Graham McKenzie were also appointed to the Board as Independent Directors.

In late December 2005, Mr. Tsang announced his intention to retire from his directorships with effect from 31 December 2005 and I was re-elected to the Chair with effect from 1 January 2006. I would like to pay tribute to Mr. Tsang for his dedication and contribution to the Company over nearly fifteen years of service.

Outlook:

CDL Land has made a positive start to 2006. While this is partly as a result of the timing in recognising sales of property upon settlement, the company continues to enjoy strong sales at present and is actively taking advantage of the positive market conditions in the areas in which the company trades. On the basis that this level of activity can be sustained over the course of 2006, the Board believes that the current level of profitability seen in 2004 and 2005 is achievable for the current year.

The Board is conscious of factors affecting business growth and consumer confidence such as current mortgage interest rates, reductions in capital spending in key areas and indications that the number of building consents is starting to fall. In order to ensure that the company is able to continue to trade sustainably, the Board will be monitoring trading conditions carefully throughout the year with a view to managing the company's trading risks prudently in what could become a difficult market..

Management and staff:

On behalf of the Board, I wish to extend our thanks to the Company's management and staff for their work during 2005.

Wong Hong Ren
Chairman
20 February 2006

21 February 2006

CDL INVESTMENTS INCREASES ITS DIVIDEND AFTER ANOTHER SOLID PERFORMANCE IN 2005

Property development company CDL Investments New Zealand Limited (**NZX: CDI**) today reported its preliminary results for the year ended 31 December 2005.

Chairman Mr. Wong Hong Ren said that the company had achieved an operating profit after tax of $9,123,000 on revenue of $24,526,000 and had sold a total of 173 sections in 2005. Mr. Wong noted that while the total revenue was below what had been achieved in 2004, the decrease was attributable to the company's adoption of the New Zealand Equivalents to the International Financial Reporting Standards (NZ IFRS) during 2005. Shareholders funds had increased to $64,565,000 and the company's total assets had also increased to $66,483,000.

The Company also announced that it would be increasing its ordinary dividend by 0.4 cents a share to 2 cents per share. The dividend would be fully imputed and payable to shareholders on 31 March 2005.

Managing Director B K Chiu said that the results showed a solid performance but the figures did not tell the full story. "It is a question of when we can recognise revenue from the sales of our properties", he said. "Under NZ GAAP the revenue would have been recognised when the contract became unconditional. Under NZ IFRS, it is recognised when the contract is actually settled. So while our NZ IFRS results show that our 2005 revenue has fallen by 20% under NZ IFRS, had we reported under NZ GAAP, we would have shown an increase of 52.9% on 2004. That is reflected in the number of sections the company sold in 2005".

Mr. Chiu said that the company had begun 2006 positively. "CDL Land has made a positive start to 2006 and this is partly as a result of carrying over unsettled sales from 2005," he said. "Assuming that we are able to continue in the same vein throughout this year, we believe that the level of profitability seen over the last two years is achievable for the current year."

Summary of results:

- Operating profit after tax $9,123,000
- Operating profit before tax and minorities $13,556,000
- Total group revenue $24,526,000
- Shareholders Funds $64,565,000
- Total assets $66,483,000
- Net tangible asset value 30.7 cents per share

ENDS

Issued by CDL Investments New Zealand Limited

Enquiries to:
B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	21-Feb-2006 19:05:23
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement to Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited (formerly known as CDL Hotels New Zealand Limited)
Description	We attach herewith the results annoucement for the full year ended 31 December 2005 issued by Millennium & Copthorne Hotels New Zealand Limited, for your information.
Attachments:	MCHNZ1.pdf MCHNZ2.pdf MCHNZ3.pdf Total size = **1219K** (2048K size limit recommended)

PRELIMINARY *~~HALF YEAR~~/FULL YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED (now known as MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED)

(Name of Listed Issuer)

For ~~Half Year~~/Full Year Ended 31 December 2005

(referred to in this report as the "current ~~half year~~/full year")

Preliminary ***~~half year~~/full year** report on consolidated results (including the results for the previous corresponding *~~half~~/full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on *~~audited~~/unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.

*The Listed Issuer *has/~~does not have~~ a formally constituted Audit Committee of the Board of Directors.*

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1. CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement Financial Performance Current half/full Year $NZ'000	Up/(Down) %	Previous corresponding half/full Year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	152,740	(13.8%)	177,172
(b) Other Revenue	19,511	206.1%	6,375
(c) Total Operating Revenue	172,251	(6.2%)	183,547
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	50,758	3.5%	49,065
(a) Less taxation on operating result	(14,598)		(8,593)
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	36,160	(10.7%)	40,472
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	36,160	(10.7%)	40,472
(a) Net *Surplus ~~(Deficit)~~ attributable to minority interests	(10,600)		(15,299)
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	25,560	1.5%	25,173

2. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR ~~HALF YEAR~~/FULL YEAR	*Consolidated Statement of Financial Performance Current half/full Year $NZ'000	Previous corresponding half/full Year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	5,631	1,302
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(2,965)	(5,066)
(e) Leasing and renting expenses	(11,559)	(12,024)
(f) Depreciation	(8,069)	(8,480)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets	(535)	(581)
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

2.2 SUPPLEMENTARY ITEMS	Consolidated Statement of Financial Performance	
	Current *~~half~~/full Year $NZ'000	Previous corresponding *~~half~~/full Year $NZ'000
(a) # Interest costs excluded from Item 2.1(d) and capitalised		(3)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING) AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	Group Current *Half Year/Full Year	
	Operating Revenue $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY

	Statement of Movements in Equity	
	Current *half/full Year $NZ'000	Previous corresponding *half/full Year $NZ'000
4.1 *NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	25,560	25,173
(a) *Net Surplus ~~(Deficit)~~ attributable to minority interest	10,600	15,299
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves	1,743	12,877
(b) Current Translation Differences	(1,038)	(4,001)
(c) Minority interest in other recognised revenue and expenses	(668)	(1,343)
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	36,197	48,005
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners		
(b) Distributions to Owners	(7,335)	(4,890)
(c) Other	(1,824)	(23,182)
4.5 EQUITY AT BEGINNING OF ~~HALF YEAR~~/FULL YEAR*	413,390	393,457
4.6 EQUITY AT END OF ~~HALF YEAR~~/FULL YEAR	440,428	413,390

5 EARNINGS PER SECURITY Calculation of basic and fully diluted EPS in accordance with IAS 33 Earnings Per Share	Earnings Per Security Current *half/full Year $NZ000	Previous corresponding *half/full Year $NZ000
(a) Basic EPS	10.34	11.58
(b) Diluted EPS (if materially different from (a))	10.34	11.58

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VI) attached)

(a) Name of subsidiary or group of subsidiaries	N/A	KIN Holdings Limited
(b) Percentage of ownership acquired	N/A	61.30%
(c) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	N/A	
(d) Date from which such contribution has been calculated	N/A	21-Jun-04
	N/A	

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VI) attached)

(a) Name of subsidiary or group of subsidiaries	N/A	Kingsgate International Corporation Limited
(b) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	N/A	
(c) Date from which such contribution has been calculated	N/A	01-Jan-04
(d) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) for the previous corresponding ~~half year~~/full year	N/A	
(e) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) from sale of subsidiary	N/A	$ nil

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half year~~/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half year~~/full year report:

SEGMENTS

Industry

- Operating revenue:
  - * Sales to customers outside the group
  - * Intersegment sales
  - * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

Geographical

- Operating revenue:
  - * Sales to customers outside the group
  - * Intersegment sales
  - * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

(Note (VIII) attached has particular relevance for the preparation [illegible])	Consolidated Statement of Financial Position		
9 CURRENT ASSETS:	At end of current half/full year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly [illegible] last half yearly report $NZ'000
(a) Cash	132,958	89,363	
(b) Trade receivables	15,898	16,566	
(c) Inventories	2,203	1,519	
(d) Development Properties	90,675	42,924	
(e) Other assets, current		668	
(f) Hotel property for resale within current year		13,495	
(g) Investment Properties		19,628	
TOTAL CURRENT ASSETS	241,734	184,163	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investment Properties			
(c) Development Properties	41,868	74,409	
(d) Property, plant and equipment	232,106	226,566	
(e) Goodwill	3,753	3,730	
(f) Deferred Taxation Assets			
(g) Other Intangible Assets	1,493	2,028	
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	279,220	306,733	
9.3 TOTAL ASSETS	520,954	490,896	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	17,523	18,587	
(b) Income in advance, current	3,267		
(c) Secured loans/ bank overdrafts	43,570		
(d) Unsecured loans			
(e) Provisions, current	1,077	2,000	
(f) Other liabilities, current			
TOTAL CURRENT LIABILITIES	65,437	20,587	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans		41,325	
(c) Unsecured loans			
(d) Provisions, non-current	1,787	2,531	
(e) Deferred Taxation Liability, non-current	13,302	13,063	
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	15,089	56,919	
9.7 TOTAL LIABILITIES	80,526	77,506	
9.8 NET ASSETS	440,428	413,390	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	430,245	430,245	
(b) Reserves (optional) (i) Revaluation reserve	59,015	57,272	
(ii) Other reserves	(5,039)	(4,001)	
(c) Retained Surplus (accumulated Deficit) (optional)	(159,954)	(177,995)	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	324,267	305,521	
(a) Minority equity interests in subsidiaries	116,161	107,869	
9.11 TOTAL SHAREHOLDERS' EQUITY	440,428	413,390	
(a) Returns on Assets (%) (EBIT divided by Total Assets)	9.2%	10.8%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	8.2%	11.6%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	18.3%	18.7%	

(See Note (IX) attached)	Consolidated Statement of cashflows for *half/full year	
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES	Current *half/full Year $NZ000	Corresponding *half/full Year $NZ000
(a) Receipts from customers	153,412	178,997
(b) Interest received	5,631	1,302
(c) Dividends received	3	
(d) Payments to suppliers and employees	(122,253)	(135,290)
(e) Interest paid	(3,172)	(5,014)
(f) Income taxes paid	(10,312)	(8,956)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	23,309	31,039

(See Note (IX) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment	12,451	68
(b) Cash proceeds from sale of equity investments	64,014	123,178
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(47,567)	(18,019)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		(14,828)
NET INVESTING CASH FLOWS	28,898	90,399

(See Note (IX) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings	2,245	
(c) Repayment of borrowings		(44,020)
(d) Dividends paid	(9,495)	(6,848)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(7,250)	(50,868)

(See Note (IX) attached) **13 NET INCREASE (DECREASE) IN CASH HELD**	44,957	70,570
(a) Cash at beginning of *~~half year~~/full year	89,363	20,244
(b) Exchange rate adjustments to Item 12.3(a) above	(1,362)	(1,451)
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	132,958	89,363

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *~~half year~~/full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current *half/full Year NZ$000	Previous Corresponding *half/full Year NZ$000
Cash on hand and at bank	6,380	10,237
Deposits at call	8,110	9,388
Bank overdraft	(2,036)	(1,771)
Other (provide details) - Term Deposits	120,504	71,509
Total = Cash at End of *~~Half~~/Full Year (Item 13(c) above)	132,958	89,363

16. EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax	Not applicable	
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/Full Year		Contribution to net surplus (deficit) (item [illegible])	
Equity Accounted Associates	Current *Half/Full Year	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity Accounted in current year	
Not applicable				
Other Material Interests			Not Equity Accounted in current year	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period	Not applicable	
Less Dividends received in the period		
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully pa
PREFERENCE SHARES:			
# (Description)	Not applicable		
Issued during current *half year/full year			
ORDINARY SHARES:			
Balance brought forward	349,598,066	349,598,066	
Issued during current *~~half year~~/full year	-	-	
Balance at full year	349,598,066	349,598,066	
CONVERTIBLE NOTES:			
# (Description)	Not applicable		
Issued during current *half year/full year			

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year	Not applicable			

DEBENTURES - Totals only:	$	
UNSECURED NOTES - Totals only:	$	
OTHER SECURITIES	$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *~~half~~/full year

Nil

(b) Significant trends or events since end of current *~~half~~/full year

Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

Refer to Chairman's Review

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to Chairman's Review

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer to Chairman's Review

(f) Other comments

Nil

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

20 ANNUAL MEETING (if full year report)

(a) To be held at

(b) Date Time

(c) Approximate date of availability of Annual Report 31-Mar-06

If this ~~*half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

(signed by) Authorised Officer of Listed Issuer

21 February 2006
(date)

*Delete as required

CDL Hotels New Zealand Limited

Year ended 31 December 2005

Note 8 - Reports for industry and geographic segments

(a) Business Segments

	Hotel		Property		Consolidated	
	2005 NZD000's	2004 NZD000's	2005 NZD000's	2004 NZD000's	2005 NZD000's	2004 NZD000's
Segment Revenue	127,238	123,221	45,013	60,326	172,251	183,547
Segment Profit for the period before taxation	19,806	16,202	30,952	32,863	50,758	49,065
Income Tax Expense					(14,598)	(8,593)
Profit for the Period					36,160	40,472
Segment Assets	270,801	266,405	250,153	224,491	520,954	490,896

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2005 NZD000's	2004 NZD000's	2005 NZD000's	2004 NZD000's	2005 NZD000's	2004 NZD000's
Segment Revenue	151,781	153,895	20,470	29,652	172,251	183,547
Segment Profit for the period before taxation	33,703	31,898	17,055	17,167	50,758	49,065
Income Tax Expense					(14,598)	(8,593)
Profit for the Period					36,160	40,472
Segment Assets	337,717	324,296	183,237	166,600	520,954	490,896

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Hotels New Zealand Limited (now known as Millennium & Copthorne Hotels New Zealand Limited) ("MCHNZ") are pleased to announce an operating profit after tax of $25.6 million for the year ended 31 December 2005 (2004: $25.2 million). Operating profit before tax and minorities was $50.8 million (2004: $49.1 million) with the New Zealand hotel operations contributing 39 per cent and CDL Investments New Zealand Limited contributing 27 per cent and the Australian operations contributing 34 per cent.

International Financial Reporting Standards:

MCHNZ adopted the New Zealand equivalents to the International Financial Reporting Standards ('NZ IFRS') in 2005. For comparative purposes, the financial statements have been presented using both IFRS and New Zealand Generally Accepted Accounting Practice (NZ GAAP) and restated comparatives have been made for the 2004 financial statements.

Group results for the year ending 31 December 2005 - IFRS

Group revenue for the period under review was $152.7 million. This was a decrease of 13.8 percent on 2004 (2004: $177.2 million). Part of the reduction in group revenue can be attributed to the Australian assets (including the Birkenhead Point Shopping Centre and Birkenhead Marina Facility, the Kingsgate Shopping Centre, the Kingsgate Commercial Complex and the Bayswater Building) which were sold during 2004 and the current financial year. Gross operating profit decreased by 14.4% to $91.1 million (2004: $106.4 million).

Financial Position:

Shareholders' funds excluding minority interests as at 31 December 2005 totaled $324.3 million (2004: $305.5 million) with total assets at $521.0 million (2004: 490.9 million). Net asset backing (with land and building revaluations and before distributions) as at 31 December 2005 was 92.8 cents per share compared to 87.4 cents per share as at 31 December 2004. Earnings per share were 7.31 cents per share (2004: 7.20 cps).

New Zealand Hotel Operations:

Total revenue for the New Zealand hotel operations (19 owned or leased and operated hotels excluding 12 franchised properties) for the period under review was $125,661,000. (2004: $129,056,000). Hotel occupancy remained strong at 69.5 percent across the group.

During 2005, refurbishment work was completed at the Millennium Hotel and Kingsgate Hotel in Rotorua. Refurbishment work was also commenced at the Copthorne Hotel Auckland Anzac Avenue due for completion by the end of February 2006. Work is being done to study the feasibility of starting refurbishment at the Copthorne Hotel Auckland Harbourcity, Kingsgate Hotel Oriental Bay Wellington and Kingsgate Hotel Te Anau in the near future.

In the year under review, MCHNZ welcomed Copthorne Hotel & Resort Hokianga, Copthorne Hotel Grand Central New Plymouth, Kingsgate Hotel Beachcomber Nelson and Kingsgate Hotel Wanganui to its network. With these four franchised hotels, the MCHNZ's New Zealand hotel portfolio now totals 31 properties.

The Group assumed the management of the Kingsgate Hotel Hamilton and also completed the sale and subsequent lease of the Kingsgate Hotel Greenlane during 2005.

CDL Investments New Zealand Limited ("CDLI") :

CDLI announced an operating profit after tax for the year ended 31 December 2005 of $9.1 million. This was a decrease of 15.8 percent for the same period last year. Total revenue for the year was $24.2 million, a decrease from $30.2 million in 2004. This was mainly due to the adoption of NZ IFRS which requires that revenue on a property sale is only recognized when the sale is settled. In 2005, CDLI sold 173 sections and increased its margins. CDLI is however conscious that recent economic indicators are pointing to a slow down in the New Zealand economy and is adopting a cautious outlook for 2006 .

MCHNZ increased its stake in CDLI during 2005 by taking its dividend in shares. MCHNZ now holds 62.46% of CDLI.

Australian Operations:

Construction on the Zenith Residences in Sydney has now been completed. A marketing plan for the sale of the apartments is being developed. The sales of the Bayswater Building, the Kingsgate Shopping Centre and the Kingsgate Commercial Complex were all completed during 2005.

Dividend Announcement:

Given the strong results in 2005, the Company has resolved to pay a fully imputed ordinary dividend of 2.1 cents per share payable on 31 March 2006. Excluding the special dividend paid in 2005, this is an increase of 0.7 cents per share.

Board of Directors:

In May 2005, I retired as Chairman and Mr. Tsang Jat Meng was elected to the Chair and Mr. B K Chiu was appointed as the new Managing Director with effect from 1 June 2005.

In July, it was announced that Gordon Wilson, our Chief Operating Officer and Executive Director would leave MCHNZ.

In late December 2005, Mr. Tsang announced his intention to retire from his directorships with effect from 31 December 2005 and I was re-elected to the Chair with effect from 1 January 2006. I would like to pay tribute to Mr. Tsang for his dedication and contribution to the Company over nearly fifteen years of service.

Change of name:

The company changed its name from CDL Hotels New Zealand Limited to Millennium & Copthorne Hotels New Zealand Limited on 27 January 2006. Notification was given to the New Zealand Stock Exchange and the shares now trade under the ticker code 'MCK'.

Outlook:

Barring unforeseen circumstances, the Board expects 2006 to be another profitable year. The Board is conscious of factors such as the high New Zealand dollar and slower than expected growth in the number of overseas visitors coming to New Zealand and the impact these factors will have on the Company. MCHNZ will therefore be monitoring its exposure in all its market sectors carefully and looking to continue the gains it has made in 2004 and 2005 with new initiatives in 2006 in order to maximize yield and revenue in what are expected to be difficult trading conditions.

Management and staff:

On behalf of the Board, I would like to thank the Company's management and staff for their efforts during 2005.

Wong Hong Ren
Chairman
20 February 2006

21 February 2006

MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND CARRIES THROUGH ITS MOMENTUM IN 2005

New Zealand's largest hotel operator, Millennium & Copthorne Hotels New Zealand Limited (previously known as CDL Hotels New Zealand Limited) (NZX: MCK) today reported its preliminary unaudited results for the year ended 31 December 2005.

Chairman Mr. Wong Hong Ren said that the company had achieved an operating profit of $25.6 million which was up from $25.2 million in 2004. This record profit had been achieved on total revenue of $152.7 million which was a reduction of 13.8% on 2004. The decrease was partly attributable to the sale of the group's assets in Australia. Mr. Wong said that the revenue from the New Zealand Hotel Operations for 2005 was $125.7 million.

The Company also announced that it would be increasing its ordinary dividend by 0.7 cents a share to 2.1 cents per share. The dividend would be fully imputed and payable to shareholders on 31 March 2005.

The company owns, leases, franchises and manages a portfolio of hotels across New Zealand and trades under the Millennium, Copthorne and Kingsgate brands. During 2005, it added four franchised properties in Hokianga, New Plymouth, Nelson and Wanganui to its network bringing the total number of hotels within the group to 31.

Managing Director Mr. B K Chiu was pleased with the result. "Obviously we are delighted that we have been able to carry the momentum from 2004 into 2005 and this result reflects a good year helped by major events and conference and incentive business coming into New Zealand", he said. Mr. Chiu noted that the company had performed strongly in its key Christchurch markets and had enjoyed good results in the Bay of Islands and in Wellington.

Mr. Chiu indicated that the company had released its results now so that its parent company Millennium & Copthorne Hotels plc would also be able to announce its results later today. "Like all first-time adopters of NZ IFRS, significant additional disclosures are required to our financial statements. We are close to completing these with our auditors KPMG and we are aiming for release of the audited result in early March".

The company also owns a majority stake in listed property development company CDL Investments New Zealand (CDLI) and CDLI today reported an operating profit after tax of $9.1 million on total revenue of $24.2 million dollars for 2005. Mr. Chiu said that the results showed a solid performance but the figures did not tell the full story, noting that the fall in CDLI's revenue was attributable to the adoption of the New Zealand Equivalents to the International Financial Reporting Standards (NZ IFRS) and the timing differences that applied to recognition of revenue from land sales.

Despite the record result, Mr. Chiu was cautious in looking at the prospects for the year ahead. "2006 will be a challenging year for everyone in the tourism sector. Those challenges include the effect of the high New Zealand dollar, slower than expected growth in the number of overseas visitors coming to New Zealand and the lack of any major international event in 2006. We will therefore be monitoring our exposure in all our market sectors closely and looking to continue the gains we have made over the last two years. We have already commenced a number of initiatives and we are focused on making 2006 a profitable year", he said.

21 February 2006

Summary of results:

- Operating profit after tax $25.6 million (2004: $25.2 million)
- Operating profit before tax and minorities $50.8 million (2004: $49.1 million)
- Total group revenue $152.7 million (2004: $177.2 million)
- Shareholders Funds $324.3 million (2004: $305.5 million)
- Total assets $521.0 million (2004: $490.9 million)
- Net tangible asset value 92.8 cents per share (2004: 87.4 cps)

Note: 2004 results have been restated under NZ IFRS

ENDS
Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:

B K Chiu
Managing Director
(09) 913 8058

or

Takeshi Ito
Company Secretary
(09) 913 8005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	ENID LING PEEK FONG
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	23-Feb-2006 20:23:45
Announcement No.	00155

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited

Description | We attach herewith the results announcement for the full year ended 31 December 2005 issued by City e-Solutions Limited, for your information.

Attachments:

CES.pdf
Total size = **51K**
(2048K size limit recommended)

dh
24/2



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(*Stock Code: 557*)

2005 FINAL RESULTS – ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 together with comparative figures.

Consolidated Profit and Loss Account

	Note	2005 HK$'000	2004 HK$'000
Turnover	1	84,518	72,147
Cost of sales		(21,321)	(22,502)
Gross profit		63,197	49,645
Other net (expenses) / income	2	(11,807)	25,919
Administrative expenses		(44,020)	(48,210)
Profit before taxation	1	7,370	27,354
Income tax	4	-	15
Profit for the year		7,370	27,369
Attributable to :			
Equity shareholders of the Company		5,392	26,519
Minority interests		1,978	850
Profit for the year		7,370	27,369
Dividends payable to equity shareholders of the Company attributable to the year :	5		
Final dividend proposed after the balance sheet date HK3 cents per share (2004: HK3 cents per share)		11,494	11,494
Earnings per share	6		
Basic		*1.41 cents*	*6.92 cents*

Balance Sheet

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Non-Current Assets				
Property, plant and equipment	4,785	3,346	3,463	2,687
Intangible assets	343	407	-	-
Interests in subsidiaries	-	-	158,741	140,741
Total Non-Current Assets	5,128	3,753	162,204	143,428
Current Assets				
Other financial assets	118,048	118,732	114,510	117,746
Trade and other receivables	21,907	25,892	8,825	10,644
Cash and cash equivalents	497,335	499,148	314,106	329,328
	637,290	643,772	437,441	457,718
Current Liabilities				
Trade and other payables	(23,571)	(24,223)	(8,517)	(10,721)
Provision for taxation	(1,025)	(1,025)	(1,025)	(1,025)
	(24,596)	(25,248)	(9,542)	(11,746)
Net Current Assets	612,694	618,524	427,899	445,972
Total Assets less Current Liabilities	617,822	622,277	590,103	589,400
Non-Current Liabilities				
Loan owing to a subsidiary	-	-	-	(63)
NET ASSETS	617,822	622,277	590,103	589,337
CAPITAL AND RESERVES				
Share capital	383,126	383,126	383,126	383,126
Reserves	206,655	213,038	206,977	206,211
Total equity attributable to equity shareholders of the Company	589,781	596,164	590,103	589,337
Minority interests	28,041	26,113	-	-
TOTAL EQUITY	617,822	622,277	590,103	589,337

Notes:-

1. The analysis of the principal activities and geographical location of the operations of the Company and its subsidiaries during the financial year are as follow:

	Group turnover		Profit from operations	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Business Segments				
Investment holding	20,865	9,937	(2,762)	22,572
Hospitality related services	63,653	62,210	10,132	4,782
	84,518	72,147	7,370	27,354
Geographical Segments				
Hong Kong	15,941	7,982	(6,707)	21,243
Singapore	4,463	5,282	894	449
United States	64,114	58,883	13,183	5,662
	84,518	72,147	7,370	27,354

2. The analysis of Other Net (Expenses) / Income is as follows:-

	2005	2004
	HK$'000	HK$'000
Exchange (loss) / gain (net)	(8,738)	4,804
Profit / (loss) on sale of property, plant and equipment (net)	458	(9)
Net unrealized (loss) / gain on stating securities at fair value	(3,527)	20,250
Others	-	874
	(11,807)	25,919

3. Profit before taxation

Profit before taxation has been arrived at after charging:

	2005	2004
	HK$'000	HK$'000
Amortisation of intangible assets	65	70
Depreciation of property, plant and equipment	1,355	1,630

4. Taxation

	2005 HK$'000	2004 HK$'000
Hong Kong taxation		
- overprovision in respect of prior years	-	(15)

The provision for Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year ended 31 December 2005. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. Dividends

Dividends attributable to the previous financial year were approved and paid during the year.

	2005 HK$'000	2004 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents (2004: HK3 cents) per share	11,494	11,494

The directors of the Company have proposed a final dividend for the year ended 31 December 2005 of HK3 cents per share (2004: HK3 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2005 (2004: Nil cents).

6. Earnings per share

a) Basic Earnings Per Share

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$5.4 million (2004: HK$26.5million) and on 383,125,524 (2004: 383,125,524) ordinary shares in issue during the year.

b) Diluted Earnings Per Share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The hospitality industry in the US has remained robust with continued strong rebound in demand compared over the past few years. Many of our client hotels are performing well with their revenues and operating profits for 2005 exceeding prior year. This improvement in business environment has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.5 million comprising mainly revenue contribution of HK$64.1 million from SWAN and investment related income of HK$20.4 million. The Group achieved growth of 17.1% in its turnover in 2005 over 2004 mainly due to higher interests received and fee income from SWAN.

The Group's total investment income increased by 110.0% from previous year to HK$20.9 million from HK$9.9 million. In line with the higher prevailing interest rates during the year under review, interest income increased to HK$15.4 million, up 156.1% from HK$6.0 million received in the previous year. On the other hand, the Company recorded a net other expense of HK$11.8 million, a decline of HK$37.7 million, compared to net other income of HK$25.9 million recorded in the previous year. This decline is mainly attributed to unrealized losses arising from remeasuring the Group's investment securities at fair value as at financial year end as well as unfavourable exchange translation losses.

For 2005 as a whole, the Group recorded a net profit attributable to its equity shareholders of the Company of HK$5.4 million, representing a decline of 79.7% from the previous year's of HK$26.5 million.

SWAN continued to focus its business development efforts on Richfield (hotel management services) and Sceptre (electronic reservation and revenue management services) in 2005. During the year in review, Richfield was successful in signing several new contracts to manage upscale larger hotels that will generate higher annual fees. As announced on 8 August 2005, the 14 hotels in US owned by Millennium & Copthorne Hotels plc ("M&C"), ceased procuring hotel reservation services from Sceptre in 4th quarter of 2005. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. Excluding the 14 M&C hotels, Sceptre as at year end is providing services to more than 150 properties. Sceptre will be stepping up its business development efforts to replace this loss of revenue stream.

Basic earnings per share for the year under review was HK1.41 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets (net assets less intangible assets and minority interests) backing per share as at 31st December 2005 decreased marginally to HK$1.54 from HK$1.55 as at the end of the previous financial year end. The Board proposed a final dividend of HK3 cents per share for the year under review.

BUSINESS REVIEW AND OUTLOOK

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy is expected to continue to grow steadily in 2006. Consequently, the hospitality industry in the US is projected to record another year of healthy growth in 2006. Therefore, SWAN's business units should benefit from the improving economy and industry in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield is working on many potential contracts and is optimistic of converting some of these into multi-year contracts in 2006.

With the retention of our significant cash resources, the Group will be able to capitalize on any good investment opportunities that arise in 2006. We intend to be more active in evaluating opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2006.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2005 of HK3 cents per share (2004: HK3 cents). No interim dividend was paid for the year ended 31 December 2005 (2004: Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise two independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2005.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the year under review.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election at regular intervals. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 20 April 2006.

The register of members will be closed from 18 April 2006 to 20 April 2006, both dates inclusive, and the dividend cheques are expected to be despatched on or about 19 May 2006.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 23 February 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2006 17:37:40
Announcement No.	00109

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Announcement Title *	Interested Person Transactions - Provision of Loans to Joint Ventures
Description	Please find attached the announcement relating to the above.
Attachments:	Announcement_Loans.pdf Total size = **24K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

INTERESTED PERSON TRANSACTIONS – PROVISION OF LOANS TO JOINT VENTURES

Pursuant to Rule 916(3) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of City Developments Limited (the "Company" or "CDL") wish to announce that the Company, its subsidiaries and associated companies over which the Company, its subsidiaries and/or interested persons have control (collectively, the CDL entities-at-risk shall be referred to hereinafter as the "CDL EAR Group"), have during the financial year ended 31 December 2005:

i. extended shareholders' loans to joint ventures and/or joint venture companies in which its interested persons also have an interest; and
ii. where the Company's subsidiaries and associated companies are joint venture companies, received shareholders' loans from its interested persons having an interest in such joint venture companies, (collectively, the "Shareholders' Loans").

The interested persons in these joint ventures are all associates of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), being subsidiaries of HLIH and/or companies in which HLIH and its subsidiaries have an aggregate interest of 30% or more (collectively, the HLIH interested persons shall be referred to hereinafter as the "HLIH IP Group"). The Directors of CDL consider HLIH, a controlling shareholder of CDL, to be CDL's immediate and ultimate holding company.

The aggregate value of all Shareholders' Loans extended in accordance with Rule 916(3) during the financial year ended 31 December 2005 and where applicable, the interest accrued during the said financial year on Shareholders' Loans (excluding any transactions less than $100,000) would amount to $18,926,338.79.

All of the Shareholders' Loans referred to in this Announcement have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the joint venture and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the Shareholders' Loans. None of the HLIH IP Group has an existing equity interest in the joint ventures prior to the participation of the CDL EAR Group in the joint ventures.

The Audit Committee of CDL has reviewed the grant of these Shareholders' Loans and is of the view that:

a. the provision of the Shareholders' Loans and/or the receipt of the loans from the joint venture companies in which the Company's interested persons also have an interest are not prejudicial to the interests of the Company and its minority shareholders; and
b. the risks and rewards of the joint venture partners are in proportion to its respective equity interest in the joint venture and the terms for the provision of the Shareholders' Loans are not prejudicial to the interests of the Company and its minority shareholders.

2/..

The value of all transactions entered into with the HLIH IP Group (which includes the Shareholders' Loans and applicable accrued interest) in the financial year ended 31 December 2005 is $138,371,338.79*[1]. The total value of all interested person transactions entered into by the CDL EAR Group for the financial year ended 31 December 2005 is $139,142,358.79*[2].

* *The aggregate value indicated in the above paragraph excludes transactions less than $100,000.00 and transactions conducted under the IPT Mandate pursuant to Rule 920.*

[1] *Includes the value of transaction of $119,445,000 being CDL's share of equity interest in the acquisition of Land Parcel C9 at Sentosa Cove by TC Development Pte. Ltd. which transaction was announced on 28 June 2005.*

[2] *Includes the value of transaction of $651,020 being the sale of a property unit to a Director of CDL which was announced on 12 May 2005 pursuant to Rule 910.*

The following Directors of CDL are also directors in one or more companies within the HLIH IP Group:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Chow Chiok Hock, Ong Pang Boon, Kwek Leng Peck and Han Vo-Ta.

Save as disclosed above, none of the Directors of CDL has any interest direct or indirect in the aforesaid transactions.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
24 February 2006

Unaudited Full Year * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2006 17:25:28
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-12-2005

Attachments:

CDL_FY_2005.pdf
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UNAUDITED FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

		The Group Full Year Ended 31 December		Incr/ (Decr)
		2005	2004 (restated)	
		S$'000	S$'000	%
Revenue	(Note a)	2,374,279	2,380,097	(0.2)
Cost of sales		(1,118,428)	(1,189,210)	(6.0)
Gross profit		1,255,851	1,190,887	5.5
Other operating income [2]		98,052	53,487	83.3
Administrative expenses [3]		(430,014)	(418,235)	2.8
Other operating expenses [4]		(426,172)	(425,783)	0.1
Profit from operations		497,717	400,356	24.3
Finance costs [5]		(152,480)	(178,306)	(14.5)
Profit before share of results of associates and jointly controlled entities		345,237	222,050	55.5
Share of after-tax profit/(loss) of:-				
- associates		-	(96)	NM
- jointly-controlled entities [6]	(Note b)	58,625	280,685	(79.1)
		58,625	280,589	(79.1)
Profit before taxation		403,862	502,639	(19.7)
Income tax expense [7]		(94,740)	(108,117)	(12.4)
Profit for the year		309,122	394,522	(21.6)
Attributable to:				
Equity holders of the parent		**200,397**	**227,129**	(11.8)
Minority interests		108,725	167,393	(35.0)
Profit for the year		309,122	394,522	(21.6)
Earnings per share				
- basic		21.1 cents	25.3 cents	
- diluted		20.8 cents	25.0 cents	

NM : Not meaningful

Notes :

a) Excludes the Group's share of revenue generated by The Sale @ Marina Bay which is developed by a jointly-controlled entity.

b) The figure for 2004 includes the one-time gain on sale of The Plaza, New York.

c) The comparative figures have been restated/reclassified to take into account the retrospective adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in item 4 of this announcement, or to conform with current year's presentation.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

Consolidated Statement of Recognised Income and Expense
Year ended 31 December 2005

	The Group	
	2005	**2004 (restated)**
	$'000	**$'000**
Exchange differences on consolidation of foreign susbsidiaries	5,580	11,709
Change in fair value of equity investments available-for-sale	10,087	-
Actuarial losses on defined benefit plans	(6,447)	(7,568)
Net income recognised directly in equity	9,220	4,141
Profit for the year	309,122	394,522
Total recognised income and expenses for the year	**318,342**	**398,663**
Attributable to:-		
Equity holders of the parent	**200,074**	**233,958**
Minority interests	118,268	164,705
	318,342	**398,663**

Notes to the Group's Income Statement:

(1) Profit before taxation includes the following:

	The Group Full Year Ended 31 December	
	2005	2004 (restated)
	S$'000	S$'000
Interest income	27,251	33,281
Investment income	9,136	6,528
Profit on sale of investments, property, plant and equipment (net)	21,507	11,084
Write-back of/(allowance for) foreseeable losses on development properties (net)	7,296	(12,616)
Depreciation and amortisation	164,734	167,892
Net exchange gain/(loss)	(1,557)	1,187
Allowance for impairment losses for property, plant and equipment	(24,530)	(49,317)

(2) Other operating income, comprising mainly profit on disposal of property, plant and equipment, interest income and miscellaneous income, increased by $44.6 million for the year ended 31.12.2005. The increase was mainly due to business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in respect of the Millenium Hilton, New York, a hotel held by its subsidiary, Millennium & Copthorne Hotels plc and gain recognised on sale of Bayswater Tower, Kingsgate Shopping Centre and Kingsgate Commercial Centre in Sydney.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and allowance for impairment losses.

(5) Finance costs which comprise interest on borrowings, valuation losses on investments and amortisation of transaction costs on borrowings and debt securities, decreased by $25.8 million for the year ended 31.12.2005. The decrease was mainly due to a reduction in the Group's borrowings and refinancing of debts at more competitive terms.

(6) Share of after-tax profit of jointly-controlled entities decreased by $222.0 million to $58.6 million (restated 2004: $280.6 million). The profit for 2005 relates mainly to gain from the sale of MyeongDong Central Building in Seoul, held by Myungdong Development Co. Ltd, in which the Group has a 50% interest, and profit contributions from Edelweiss Park and The Sail @ Marina Bay. Higher profits for 2004 are mainly due to gains arising from the sale of The Plaza, New York and write-back of tax provisions no longer required. Resulting from the change in accounting policy by the Group to state its hotel properties at cost less depreciation and impairment losses (refer item 4(b) for details on the change), the figures for 2004 have been restated to reflect the higher profit arising from the sale of The Plaza.

(7) Income tax expense for the year is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates and after adjusting for write-back of overprovision in prior years of $19.0 million (restated 2004: overprovision of $63.8 million).

The overall tax rate for the Group is 23.5% for the year ended 31.12.2005 (restated 2004: 21.5%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------>		<-- The Company --->	
		As at 31.12.2005	As at 31.12.2004 (restated)	As at 31.12.2005	As at 31.12.2004 (restated)
		S$'000	S$'000	S$'000	S$'000
Non-current assets					
Property, plant and equipment		7,062,040	7,111,100	561,000	577,200
Intangible assets		73	88	-	-
Investments in subsidiaries		-	-	2,187,325	2,201,406
Investments in associates		-	1,241	-	-
Investments in jointly controlled entities		139,270	165,626	48,654	67,880
Financial assets		109,316	33,177	37,752	15,547
Other non-current assets		287,226	287,398	107,738	57,535
		7,597,925	7,598,630	2,942,469	2,919,568
Current assets					
Development properties		1,886,488	1,942,799	1,484,558	1,597,561
Consumable stocks		13,875	13,508	1,014	1,061
Financial assets		52,069	35,642	-	-
Trade and other receivables		771,177	702,523	1,104,580	969,550
Cash and cash equivalents		573,608	828,844	137,726	385,282
		3,297,217	3,523,316	2,727,878	2,953,454
Total assets		10,895,142	11,121,946	5,670,347	5,873,022
Equity attributable to equity holders of the parent					
Share capital		460,944	452,541	460,944	452,541
Reserves		4,086,872	3,899,223	3,299,588	3,210,504
		4,547,816	4,351,764	3,760,532	3,663,045
Minority interests		1,527,445	1,469,119	-	-
Total equity		6,075,261	5,820,883	3,760,532	3,663,045
Non-current liabilities					
Interest-bearing loans	(1)	2,679,926	2,594,672	917,467	933,037
Other liabilities		26,285	29,970	6,626	9,501
Employee benefits		45,877	41,737	-	-
Provisions		8,377	9,830	-	-
Deferred tax liabilities		433,549	387,522	20,437	10,906
		3,194,014	3,063,731	944,530	953,444
Current liabilities					
Bank overdrafts		2,815	2,171	-	-
Trade and other payables		611,146	688,222	772,827	983,698
Interest-bearing borrowings	(1)	910,422	1,414,262	175,264	236,617
Other liabilities		2,394	2,441	-	-
Employee benefits		15,602	14,566	1,191	1,153
Provision for taxation		81,630	115,173	16,003	35,065
Provisions		1,858	497	-	-
		1,625,867	2,237,332	965,285	1,256,533
Total liabilities		4,819,881	5,301,063	1,909,815	2,209,977
Total equity and liabilities		10,895,142	11,121,946	5,670,347	5,873,022

Notes :

(1) These balances are stated at amortised cost after taking into consideration the related transaction costs.

(2) Certain comparative figures have been restated/reclassified to account for adjustments arising from the adoption of various new/revised FRSs and the changes in accounting policies detailed in item 4 of this announcement, or to conform with current year's presentation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 31/12/2005 S$'000	As at 31/12/2004 S$'000
Unsecured			
-repayable within one year		175,798	564,306
-repayable after one year		1,499,589	1,267,339
	(a)	1,675,387	1,831,645
Secured			
-repayable within one year		737,884	855,296
-repayable after one year		1,187,605	1,334,272
	(b)	1,925,489	2,189,568
Gross borrowings	(a)+(b)	3,600,876	4,021,213
Less : cash and cash equivalents		(573,608)	(828,844)
Net borrowings		3,027,268	3,192,369

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on the borrowing subsidiaries land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

The borrowings by the Company are unsecured.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Full Year Ended 31 December	
	2005	2004 (restated)
Operating Activities	S$'000	S$'000
Profit before taxation	403,862	502,639
Adjustments for:		
Depreciation and amortisation	164,734	167,892
Intangibles written off	-	136
Property, plant and equipment written off	758	411
Profit on sale of property, plant and equipment	(21,507)	(10,746)
Share of profit of associates and jointly-controlled entities (net of tax)	(58,625)	(280,589)
Interest income	(27,251)	(33,281)
Finance costs	152,480	178,306
Dividend income	(7,513)	(4,973)
Valuation differences	(2,488)	-
Allowance for diminution in value of investments written back (net)	-	(1,288)
Share-based payment expenses	1,835	1,270
Allowance for foreseeable losses on development properties (written back)/made (net)	(7,296)	12,616
Impairment losses for property, plant and equipment	24,530	49,317
Investment in jointly controlled entities written off	2,722	-
Operating profit before working capital changes	626,241	581,710
Changes in working capital		
Development properties	170,341	387,357
Stocks, trade and other receivables	33,860	(46,675)
Related corporations	(205,128)	10,107
Trade and other payables	(6,197)	4,224
Employee benefits	(2,108)	5,133
Cash generated from operations	617,009	941,856
Income tax paid	(91,958)	(47,180)
Cash flows from operating activities carried forward	**525,051**	**894,676**

	Full Year Ended 31 December	
	2005	2004 (restated)
	S$'000	S$'000
Cash flows from operating activities brought forward	**525,051**	**894,676**
Investing Activities		
Purchase of property, plant and equipment	(300,066)	(112,264)
Proceeds from sale of property, plant and equipment	125,920	122,177
Disposal of investments in jointly-controlled entities	86,975	26,634
Disposal of investments in associates	1,336	-
Purchase of intangible assets	(3)	(154)
Cash flow on acquisition of subsidiary (net of cash)	(4,519)	-
Purchase of financial assets (net)	(64,524)	(10,139)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	27,708	33,413
Dividends received		
- investments	7,513	4,973
- jointly-controlled entities	12,688	292,816
Cash flows from investing activities	(106,972)	357,456
Financing Activities		
Proceeds from issue of shares	42,016	442,240
Capital contribution from/(return of capital to) minority shareholders (net)	2,072	(28,271)
Proceeds from term loans	1,367,905	647,351
Repayment of term loans	(1,386,905)	(1,520,974)
Repayment to finance lease creditors	(5,361)	(4,913)
Increase in finance lease	-	5
Proceeds from issuance of bonds and notes	412,601	486,711
Payment of transaction costs	(2,986)	(2,460)
Repayment of bonds and notes	(783,240)	(411,096)
Repayment of other long-term liabilities	(442)	(2,531)
Repayment of bank loans	(21,055)	(26,450)
Movements in fixed deposit pledged to a financial institution	(16)	(1,010)
Dividend paid	(126,215)	(387,753)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(161,719)	(184,187)
Cash flows from financing activities	(663,345)	(993,338)
Net (decrease)/increase in cash and cash equivalents carried forward	**(245,266)**	**258,794**

	Full Year Ended 31 December	
	2005	2004 (restated)
	S$'000	S$'000
Net (decrease)/increase in cash and cash equivalents brought forward	**(245,266)**	**258,794**
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(10,630)	(20)
Cash and cash equivalents at the beginning of the year	825,663	566,889
Cash and cash equivalents at the end of the year	**569,767**	**825,663**
Cash and cash equivalents comprise:-		
Cash at cash equivalents as shown in the Balance Sheet	573,608	828,844
Less: Fixed deposit pledged to a financial institution	(1,026)	(1,010)
Bank overdrafts	(2,815)	(2,171)
	569,767	825,663

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	<---Attributable to equity holders of the Parent--->									
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2004, as previously reported	413.6	1,055.4	148.2	-	461.4	165.5	2,358.9	4,603.0	2,069.0	6,672.0
Effects of adopting										
- FRS 102	-	-	-	0.3	-	-	(0.3)	-	-	-
- FRS 19	-	-	-	-	-	-	(6.3)	(6.3)	(0.3)	(6.6)
Effect of change in accounting policy relating to hotel properties (refer item 4(b) for details)	-	-	-	-	(461.4)	(31.2)	(41.3)	(533.9)	(736.6)	(1,270.5)
At 1 January 2004, restated	413.6	1,055.4	148.2	0.3	-	134.3	2,311.0	4,062.8	1,332.1	5,394.9
Exchange differences on consolidation of foreign subsidiaries	-	-	-	-	-	10.9	-	10.9	0.8	11.7
Actuarial losses on defined benefit plans	-	-	-	-	-	-	(4.1)	(4.1)	(3.5)	(7.6)
Net gains/(losses) recognised directly in equity	-	-	-	-	-	10.9	(4.1)	6.8	(2.7)	4.1
Profit for the year (restated)	-	-	-	-	-	-	227.1	227.1	167.4	394.5
Total recognised income and expenses for the year	-	-	-	-	-	10.9	223.0	233.9	164.7	398.6
Issue of ordinary shares	22.4	89.6	-	-	-	-	-	112.0	-	112.0
Issuance of preference shares (net of expenses)	16.5	313.7	-	-	-	-	-	330.2	-	330.2
Change of interests in subsidiaries	-	-	-	-	-	-	-	-	(4.6)	(4.6)
Value of employee services received for issue of share options	-	-	-	0.7	-	-	-	0.7	0.6	1.3
Dividend paid	-	-	-	-	-		(387.8)	(387.8)	(23.6)	(411.4)
At 31 December 2004	452.5	1,458.7	148.2	1.0	-	145.2	2,146.2	4,351.8	1,469.2	5,821.0
Effect of adopting FRS 39	-	-	-	8.8	-	-	3.5	12.3	(8.4)	3.9
At 1 January 2005 (restated)	452.5	1,458.7	148.2	9.8	-	145.2	2,149.7	4,364.1	1,460.8	5,824.9
Exchange differences on consolidation of foreign subsidiaries	-	-	-	-	-	(3.2)	-	(3.2)	8.8	5.6
Change in fair value of equity investments available-for-sale	-	-	-	6.2	-	-	-	6.2	3.9	10.1
Actuarial losses on defined benefit plans	-	-	-	-	-	-	(3.3)	(3.3)	(3.1)	(6.4)
Net gains/(losses) recognised directly in equity	-	-	-	6.2	-	(3.2)	(3.3)	(0.3)	9.6	9.3
Profit for the year							200.4	200.4	108.7	309.1
Total recognised income and expenses for the year	-	-	-	6.2	-	(3.2)	197.1	200.1	118.3	318.4
Issue of ordinary shares	8.4	33.6	-	-	-	-	-	42.0	-	42.0
Change of interests in subsidiaries	-	-	-	-	-	-	-	-	2.1	2.1
Value of employee services received for issue of share options	-	-	-	0.9	-	-	-	0.9	0.9	1.8
Hedging differences transferred to profit for the year	-	-	-	6.4	-	-	-	6.4	5.8	12.2
Dividend declared or paid	-	-	-	-	-	-	(65.7)	(65.7)	(60.5)	(126.2)
At 31 December 2005	460.9	1,492.3	148.2	23.3	-	142.0	2,281.1	4,547.8	1,527.4	6,075.2

* Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Asset Rev. Res. S$m	Exch. Fluct. Res. S$m	Fair Value Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2004, as previously reported	413.6	1,042.3	63.7	0.9	(0.8)	-	2,052.4	3,572.1
Effect of adopting FRS 21(revised)	-	-	-	-	0.8	-	(0.8)	-
Effect of change in accounting policy relating to hotel properties (refer item 4(b) for details)	-	-	-	(0.9)	-	-	(1.3)	(2.2)
At 1 January 2004, restated	413.6	1,042.3	63.7	-	-	-	2,050.3	3,569.9
Issue of ordinary shares	22.4	89.6	-	-	-	-	-	112.0
Issue of preference shares (net of expenses)	16.5	313.7	-	-	-	-	-	330.2
Profit for the year (restated)	-	-	-	-	-	-	38.7	38.7
Dividend paid	-	-	-	-	-	-	(387.8)	(387.8)
At 31 December 2004, restated	452.5	1,445.6	63.7	-	-	-	1,701.2	3,663.0
Effect of adopting FRS 39	-	-	-	-	-	13.2	(0.2)	13.0
At 1 January 2005, restated	452.5	1,445.6	63.7	-	-	13.2	1,701.0	3,676.0
Issue of ordinary shares	8.4	33.6	-	-	-	-	-	42.0
Change in fair value of equity investments available-for-sale recognised directly in equity	-	-	-	-	-	4.5	-	4.5
Profit for the year	-	-	-	-	-	-	103.7	103.7
Dividend declared or paid	-	-	-	-	-	-	(65.7)	(65.7)
At 31 December 2005	460.9	1,479.2	63.7	-	-	17.7	1,739.0	3,760.5

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

During the year ended 31 December 2005, the Company issued 16,806,550 new ordinary shares of $0.50 each pursuant to the exercise of subscription rights by bonus warrant holders, thus bringing the total issued and paid up ordinary share capital as at 31 December 2005 to $444,400,529 comprising 888,801,058 ordinary shares of $0.50 each.

As at 31 December 2005, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 21,103,149 ordinary shares (31 December 2004: 37,909,699 ordinary shares).

Preference share capital

There were no additional preference shares issued during the year ended 31 December 2005. The total issued and paid up preference share capital as at 31 December 2005 and 31 December 2004 was $16,543,712.85 comprising 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each.

As at 31 December 2005, the maximum number of ordinary shares that may be issued upon full conversion of all the preference shares at the sole option of the Company is 44,998,898 ordinary shares.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2004 except for the following:-

(a) Changes arising from the adoption of new/revised Financial Reporting Standards ("FRS") issued by the Council on Corporate Disclosure and Governance which are operative for financial year beginning on or after 1 January 2005:

(i) FRS 21 (revised) - *The Effects of Changes in Foreign Exchange Rates*

FRS 21 (revised) requires exchange differences on loans from the Company to its subsidiaries which forms part of the Company's net investment in the subsidiaries to be included in the Company's income statement. Previously, the exchange differences were included in the Company's Exchange Fluctuation Reserves. On consolidation, exchange differences on such inter-company loans continue to be taken to Exchange Fluctuation Reserves. The application is retrospective and accordingly the comparative financial statements for 2004 are restated.

(ii) FRS 39 - *Financial Instruments: Recognition and Measurement*

The adoption of FRS 39 resulted in the Group and the Company measuring its derivative financial instruments, available-for-sale investments and trading investments as assets or liabilities at fair values. Financial assets and liabilities are stated at amortised cost instead of cost. Previously, derivative financial instruments were not recorded on the balance sheet and investments in debt and equity securities were stated at market value if they were held for short term purposes. Where a derivative or non-derivative financial instrument is an effective hedge in a cash flow hedge relationship, the change in fair value of the hedging instrument relating to the effective portion is recorded in equity. In accordance with the transitional provisions of this FRS, the comparative financial statements for 2004 are not restated.

(iii) FRS 102 - *Share-based Payment*

FRS 102 requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. The application on the Share Option Scheme of a subsidiary is retrospective and accordingly the comparative financial statements for 2004 are restated.

The financial effects of the adoption of these changes on accumulated profits and other reserves are set out in item 1(d)(i).

The Group and the Company have also adopted revisions in other FRSs that have become operative from 1 January 2005. However, they did not have a significant effect on the financial statements.

(b) Changes arising from the early adoption of Amendments to FRS 19 (revised) – Employee Benefits:

The adoption of FRS 19 (revised) has resulted in the Group recognising the actuarial gains and losses of its defined benefit plans outside the profit and loss account (i.e. directly in equity). Previously, actuarial gains or losses were recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plans.

(c) **Property, Plant & Equipment**

In prior years, the Group and the Company stated their hotel properties at cost or subsequent revaluation less accumulated depreciation and impairment losses. With effect from 1 January 2005, in line with the change in accounting policy of its hotel subsidiary, Millennium and Copthorne Hotels plc ("M&C"), the hotel properties of the Group and the Company changed their accounting policy to state their hotel properties at cost less depreciation and impairment losses.

In addition, the Group reclassified upfront premiums made in respect of long leasehold land of hotel properties where land title is not anticipated to pass to the Group under the terms of the lease from property, plant and equipment to prepayments. In prior years, such payments were stated at cost less residual value depreciated over the shorter of the lease period and economic useful life. With effect from 1 January 2005, such premiums made are accounted for as prepayments and amortised over the lease term on a straight-line basis.

The financial effects of the adoption of these changes on accumulated profit and other reserves are set out in item 1(d)(i). The change in policy did not have a significant effect on the profit for the current year.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Except for those required by the adoption of new/revised FRSs and these stated in item 4 above, there was no other changes in the accounting policies and methods of computation.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any *provision for preference dividends.*

	Full Year Ended 31 December	
	2005	2004 (restated)
Basic Earnings per share (cents)	21.1	25.3
Diluted Earnings per share (cents)	20.8	25.0
Earnings per share is calculated based on :		
a) Profit attributable to equity holders of the parent (S$'000) (*)	187,493	219,881
b) Weighted average number of ordinary shares in issue :		
- basic	886,896,101	868,227,689
- diluted (**)	901,242,350	880,847,865

** After deducting preference dividends of $12,904,000 declared or paid in 2005 (2004:$7,248,000).*

***For computation of diluted earnings per share, the weighted average number of ordinary shares will be adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*
For the years ended 31.12.2005 and 31.12.2004, the preference shares were anti-dilutive and therefore were excluded in the calculation of diluted earnings per share.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/12/2005	31/12/2004 (restated)	31/12/2005	31/12/2004 (restated)
	S$	S$	S$	S$
Net Asset Value per ordinary share based on issued share capital of 888,801,058 ordinary shares as at 31 December 2005 (871,994,508 ordinary shares as at 31 December 2004).	5.12	4.99	4.23	4.20

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Local Industry Review

The economy grew strongly by 6.4% in 2005, above earlier expectation of 3 to 5% and unemployment rate fell to a record low of 2.5%, its lowest in four years.

The property market performed well in 2005. Private residential property prices increased by 3.9%. The high-end luxury market segment led the price recovery with very strong performance, particularly for niche projects. Significantly, transaction volumes increased by 55% from 5,800 units in 2004 to 9,000 units. In Q4, HDB Resale Price Index also registered some improvement.

The office sector has also done well. Office values increased by 4.5% while rental improved significantly by 12.7%. Meanwhile, average occupancy also improved by 3.2%. The retail sector, likewise, had done well.

Group Performance

For the year ended 31 December 2005, excluding the Group's share of revenue from jointly-controlled entities which has not been consolidated, Group revenue amounted to $2,374.3 million (restated 2004: $2,380.1 million). Profit from operations increased by 24% to $497.7 million (restated 2004: $400.4 million). After accounting for lower finance costs incurred in the year, the Group's profit before share of results of associates & jointly-controlled entities increased by 56% to $345.2 million (restated 2004: $222.1 million).

Pre-tax profit of $403.9 million (restated 2004: $502.6 million) was achieved whilst profit after tax and minority interests amounted to $200.4 million (restated 2004: $227.1 million). Higher profits were achieved in year 2004 mainly on account of greater profit contributions from jointly-controlled entities arising primarily from the sale of The Plaza, New York.

Although the Financial Reporting Standard (FRS) allows the option for investment properties to be stated either at depreciated cost or at valuation, the Group has continued to be the only listed Singapore property company that has adopted a conservative accounting policy of depreciating its investment properties.

During the year, the Group also reduced its borrowings by 10% to $3.60 billion (2004: $4.02 billion).

In view of the good operational results and the expected strong cash flow of the Group, the Board recommends the payment of an additional special ordinary dividend of 5 cents per share, in addition to the normal ordinary dividend of 7.5 cents per share.

Property

2005 was an active year for the Group. The Group sealed its leadership position as the top seller of private residential property for 2005. It sold almost 2,100 residential property units, which is equivalent to the market share of over 23%. This remarkable achievement represents a 108% increase compared to the Group's property sales in 2004. For 2005, the Group's property sales value amounted to S$1.66 billion.

City Square Residences, the 910-unit condominium, located at the junction of Serangoon and Kitchener Roads, which was launched in April 2005 with overwhelming response, is now 90% sold.

The most spectacular launch of the year was the 430-unit Tower 2 of The Sail @ Marina Bay. Launched in late October 2005, over 400 units were snapped up within one week. The project is now almost fully sold, with only 3 units remaining.

The 295-unit Parc Emily, which is located in the quiet enclave of Mount Emily Park in downtown District 9 also contributed to the sales. This development, in which the Group has a 50% share, was also well received. To-date, 89% of the project has been sold.

The sales of The Sail @ Marina Bay and City Square Residences were overwhelming. However, these high-rise developments, especially The Sail @ Marina Bay, are still in the preliminary construction stage as they require specialised deep foundation engineering and construction works. Thus, in accordance with the accounting policy of recognising profit based on progressive stages of construction, only a relatively small percentage of profit has been recognised in 2005 for these two developments. As the construction progresses, more profits will be recognised progressively from the current year.

During the year, profits were also realised from existing projects such as Savannah CondoPark, The Pier at Robertson, The Esparis and Monterey Park.

The office market has fared well with improving occupancy and rental rates. The office portfolio in the Group now enjoys occupancy of over 90%. Rental rates will be adjusted upwards in line with the market trend when existing leases are due for renewal.

Meanwhile, leasing of The Exchange Tower in Bangkok is progressing well with strong interests from numerous prospective tenants. This Grade A office tower and a modern retail mall, offers approximately 455,000 sq. ft. of lettable area.

The proposed sale of the portfolio of 11 properties to Suntec REIT was not proceeded with as reported in our Q3 results announcement. The Group has reserved the right to take legal action on the matter.

In December 2005, the Group announced that it had entered into a memorandum of understanding with Las Vegas Sands Corp. ("Sands"), to take a 15% equity stake in relation to the bid for the Integrated Resort (IR) in Marina Bay. Subsequently, upon clarification on some of the regulatory requirements, the Group, with the agreement of Sands, decided not to participate, but will continue to provide expertise and counsel on the non-gaming aspects of Sands' proposal, particularly in those areas relating to design, development and construction planning.

The IR is an exciting opportunity to help transform Singapore's new downtown cityscape. With over 40 years of experience in the local market, the Group remains committed to value-add to Sands' proposal and develop an IR concept that has strong tourism appeal and will dynamically transform this city.

As a property developer and owner of an extensive portfolio of properties and land bank, the Group will definitely benefit from the spin-offs from the IR. In addition, the Group's hotels in Singapore will also be able to capitalise on the increase in tourism.

Hotel

In 2005, Millennium & Copthorne Hotels plc (M&C), in which the Group has 52% interest, delivered strong growth in profitability. Backed by an improving trading environment, all regions experienced RevPAR growth with improvements in each quarter.

M&C reported that its profit before tax excluding other operating income and impairment increased by 45% to £74.0m (2004 restated: £51.2m). Profit after tax and minority interests increased by 20% to £61.1m (2004 restated: £50.9 m).

The positive results achieved are due to M&C's focus on optimising operational efficiency and sustained operational excellence. It also benefited from its twin strategy of being an integrated owner and operator of international hotel assets, across a balanced geographical portfolio. Leveraging on its real estate expertise and resources, M&C maximised value from its disposal of selected real estate assets, redevelopment opportunities and in addition, announced ten new management and franchise contracts for the year.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for nine months ended 30 September 2005.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy is expected to continue to perform well with GDP forecast to grow by between 4% and 6%.

The residential property market, especially the high-end niche sector, is expected to continue its upward trend. Property consultants are forecasting that average prices of residential properties will grow by 10% this year.

With the phenomenal success of The Sail @ Marina Bay, the Group has carved a niche for itself as a developer of high-end luxury residential projects. The Group is poised to enhance this position and establish itself as the market leader by launching another two signature upmarket projects in the first half of 2006.

The first is the branded super luxurious 173-unit St. Regis Residences located at Tanglin/Tomlinson Road. Demand is expected to be good as we already have a long waiting list of eager potential purchasers. This development will redefine the benchmark for luxurious living and hospitality in Singapore.

The second project is the proposed residential development at Sentosa Cove, which was won through a successful tender based on outstanding design. With its strategic location at the gateway to the marina basin and standing at the maximum permissible height of 15 storeys, this will be the tallest residential development in Sentosa. With unobstructed view of the sea, the launch of this 264-unit waterfront development is eagerly anticipated and there is growing waiting list of potential buyers.

Slated for launch are another two freehold projects. Firstly, the 175-unit King's Centre Plot 3 located next to Grand Copthorne Waterfront and facing the charming Singapore River. The second property is the 208-unit Residences @ Evelyn, a 50% joint venture project.

The Group is also planning for the redevelopment of No. 1 Shenton Way (formerly known as Robina House) which will become the Group's latest proposed jewel in the city. This proposed 50-storey development will comprise about 360 residential apartments and will have a retail component on the ground floor. The stunning twin-tower, high-end luxury development next to Marina Bay, will be a distinctive addition to the city's skyline.

The Group has recently acquired a 30,368 sq ft site at Shelford Road, through an enbloc sale tender exercise, for $19 million. It will be amalgamated with a larger neighbouring plot already owned by the Group for redevelopment.

Development of the exciting 721,000 sq. ft. City Square Mall is progressing well and construction is expected to begin this year. This proposed development has attracted much interest from retailers and is set to be the flagship retail mall for the Group.

On the overseas front, the Group is preparing to launch two residential developments later in the year. They include a freehold 600-unit luxury residential condominium in Thailand, located in a prime residential land parcel in Sukhumvit, Central Bangkok, and a 132-unit freehold residential project in Kuala Lumpur, adjoining to our Regent Hotel.

While some real estate companies may be expanding overseas and relying more on overseas revenue, the Group's strategy is to remain the proxy to the real estate market in Singapore. Singapore's property market has been down for almost 7 years and recovery has been slow compared to other countries in the region. However, we are now beginning to see the recovery of the domestic market. With over 40 years of experience in property development and investment, the Group has harnessed a reputation of understanding the local market very well. The Group will exploit its years of experience and capitalise on all opportunities in the market it knows best. With its significant land bank and other classes of real estate assets, the Group can now maximise its real estate potential and utilise these by extracting value from this upswing trend.

In addition to its overseas portfolio through M&C, the Group will continue to embrace overseas ventures and investments that complement its overall business strategy. It will strategically nurture new markets overseas and select the optimal time to enter, with the intent to maximise shareholder value.

Collective sales for land parcels have been aggressively pursued and some are substantially above the reserve list price, setting new benchmark prices. Consensus is that there is a continuous uptrend. The Group will continue to source for suitable land replenishment only at appropriate prices.

The office market is expected to continue with its upward momentum. With very limited new supply coming onto the market over the next 3 years and with improving business conditions, rental occupancy rates are slated for further improvement. Market experts projected that office rentals will improve by 15 to 20% this year.

The Group is mindful of the recent tax incentives and the enhancements to the regulatory framework for REIT vehicle(s) in Singapore. With the improving rental rates for the office market and the growing appetite for REIT offerings, the Group will re-evaluate the merits and feasibility of various REIT transactions involving our existing asset portfolio through the listing of new REIT vehicle(s) and other REIT related transactions. The Group places no time frame on this decision and will consider all options and decide in due course.

Hotel

The Group remains committed to continue its established ability to combine its operating and real estate strengths, to carve its competitive edge.

These strategies helped to manage M&C's real estate assets efficiently, exploiting their potentials and to unlock medium to long-term value to ensure superior value creation.

Group Prospects

The Group expects to continue to remain profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had paid the following non-cumulative preference dividends to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares"):

Name of Dividend	Preference Dividend	
Date of payment	30 June 2005	3 January 2006
Dividend Type	Cash	Cash
Dividend Amount per Preference Share (in cents) ^	1.93 cents (net)	1.97 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)	From 30 June 2005 to 30 December 2005 (both dates inclusive)
Par value of Preference Shares	$0.05 per Preference Share	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	20%	20%

^ *Preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of the actual number of days comprised in the dividend period divided by 365 days.*

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 26 April 2006, the following Ordinary dividends have been proposed:

Name of Dividend	Proposed First & Final	Proposed Special
Dividend Type	Cash	Cash
Dividend Amount per Ordinary Share (in cents)	7.5 cents per share	5 cents per share
Dividend rate (in %)	15% per share (less tax)	10% per share (less tax)
Par Value of Ordinary Shares*	$0.50 per share	$0.50 per share
Tax rate	20%	20%

** Par value of ordinary share was abolished on 30 January 2006.*

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes.

Name of Dividend	Preference Dividend	First & Final Ordinary Dividend
Dividend Type	Cash	Cash
Dividend Amount per Share (in cents)	2.19 cents (net) per Preference Share	7.5 cents per Ordinary Share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share	15% per Ordinary Share (less tax)
Dividend period	From 9 June 2004 to 30 December 2004 (both dates inclusive)	-
Par value of Shares	$0.05 per Preference Share	$0.50 per Ordinary Share
Issue price of Shares	$1.00 per Preference share	-
Tax rate	20%	20%

(c) Date payable

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 26 April 2006, the proposed first and final ordinary dividend and special ordinary dividend for 2005 will be payable on 19 May 2006.

***(d)* Books Closure Date**

NOTICE IS HEREBY GIVEN that subject to the ordinary shareholders' approval of the payment of a first and final ordinary dividend of 7.5 cents per ordinary share and a special ordinary dividend of 5.0 cents per ordinary share less 20% Singapore income tax in respect of the financial year ended 31 December 2005 at the Annual General Meeting to be held on 26 April 2006, the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 5 May 2006. Duly completed registrable transfers received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 4 May 2006 will be registered to determine ordinary shareholders' entitlement to the dividends. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final ordinary dividend and special ordinary dividend will be paid by the Company to CDP who will distribute the dividends to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year .

By Business Segments

	The Group			
	Revenue		Profit before tax (*)	
	2005	2004	2005	2004 (restated)
Revenue	S$'000	S$'000	S$'000	S$'000
Property Development	365,045	489,242	151,227	76,954
Hotel Operations	1,803,256	1,670,612	213,003	334,719
Rental Properties	160,072	175,058	27,566	64,952
Others	45,906	45,185	12,066	26,014
	2,374,279	2,380,097	403,862	502,639

** includes share of after-tax profit of associates and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Whilst revenue decreased by $124.2 million to $365.0 million in the year 2005 (2004: $489.2 million), pre-tax profit contribution from this sector increased significantly by $74.2 million to $151.2 million (restated 2004: 77.0 million). The decrease in revenue is mainly due to completion of various development projects in 2004, namely Goldenhill Park Condominium, Changi Rise and Nuovo EC. In accordance to the Group's policy of equity accounting for its share of results of associates and jointly-controlled entities, revenue from The Sail @ Marina Bay has not been consolidated into the Group's revenue for 2005.

The higher pre-tax profit is primarily attributable to contributions from new projects launched in the year, namely City Square Residences and The Sail @ Marina Bay, and higher contributions from Edelweiss Park. The sale of Bayswater Tower, Kingsgate Shopping Centre and Kingsgate Commercial Centre in Sydney also contributed additional profit to this segment.

Hotel Operations

Revenue improved by $132.7 million (or 8%) to $1,803.3 million (2004: $1,670.6 million). Pre-tax profit decreased by $121.7 million to $213 million (restated 2004: $334.7 million). The increase in revenue is mainly due to improvement in REVPAR in all regions during the year. Higher profit achieved in 2004 is mainly due to profit derived from the sale of The Plaza, New York.

Rental Properties

Revenue decreased by 9% to $160.1 million (2004: $175.1 million) mainly due to lower rental income following the disposal of Birkenhead Shopping Centre and Marina in Q4 2004. Pre-tax profit fell to $27.6 million (restated 2004: $65.0 million). The figure for 2004 includes profit arising from the sale of Birkenhead Shopping Centre and Marina. In 2005, profit was recognised for the sale of MyeongDong Central Building in Seoul which was held by a jointly-controlled entity.

Others

Revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income.

Revenue for the year remained relatively unchanged at $45.9 million (2004: $45.2 million) whilst pre-tax profit fell to $12.1 million (restated 2004: $26.0 million). Higher profit achieved in 2004 was mainly due to profit recognised for the Group's disposal of its effective interest in Amarin Plaza Public Company Limited.

15. A breakdown of sales.

	The Group					
	2005			2004		
	1H S$'000	2H S$'000	Total S$'000	1H S$'000	2H (restated) S$'000	Total (restated) S$'000
Sales	1,102,908	1,271,371	2,374,279	1,178,923	1,201,174	2,380,097
Operating profit after tax before deducting minority interests	107,349	201,773	309,122	115,772	278,450	394,222

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2005 $'000	Full Year 2004 $'000
Ordinary	88,880	52,786
Preference	12,904	7,248
Total	**101,784**	**60,034**

The first and final ordinary dividend and special ordinary dividend for the year ended 31 December 2005 is subject to the approval of ordinary shareholders at the forthcoming Annual General Meeting and the dividend amounts are based on the number of issued ordinary shares as at 31 December 2005. The actual dividend payable can only be determined on the Books Closure Date.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted in FY2005 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases, project management, property management and maintenance, marketing and accounting and administrative services)*	$2,399,520
	Financial and Treasury-related : *(inter-company loans)*	$489,994
	Total	**$2,889,514**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
28 February 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2006 19:19:39
Announcement No.	00236

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	2005 Full Year Financial Results Presentation
Description	The attached presentation slides on the above matter is for information.

Attachments:

Presentation_Slides.pdf
Total size = **601K**
(2048K size limit recommended)



CITY DEVELOPMENTS LIMITED

FY 2005 Financial Results

28 February 2006

Presentation Outline

I. Singapore Property Market

II. Financial Highlights

III. Operations Review

IV. Market Outlook





Singapore Property Market



Property Price Index - Residential (2001 –2005)

All Residential
200
180
160
140
120
100
80
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q4 04 113.8
Q2 05 115.2
Q4 05 118.2

Source : URA, 4Q 2005



No. of New Private Residential Units Launched vs Units Sold (Projects Under Construction) (2001 – 2005)


New Units Launched
New Units Sold (Projects Under Construction)
10000
8000
6000
4000
2000
0
8,201
7,790
5,881
4,617
2001
2002
2003
2004
2005

	New Units Launched	New Units Sold (Uncompleted)
2001	8,357	6,377
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790

Source : URA, 4Q 2005

No. of Uncompleted Private Residential Units Available (2001 – 2005)



Launched & Unsold
Not Launched
24,000
20,000
16,000
12,000
8,000
4,000
0
Number of Units
17,197
15,677
14,718
15,836
10,277
2001
2002
2003
2004
2005

	Launched & Unsold	Not Launched
2001	5,540	11,657
2002	4,970	10,707
2003	4,722	9,996
2004	4,639	11,197
2005	2,949	7,328

Source : URA, 4Q 2005

Property Price Index - Commercial (2001 – 2005)

140
120
100
80
60
40
20
0
Index
Office
Shop
Q4 04
86.6
Q4 05
92.5
Q4 04
73.0
Q4 05
76.3
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05

Source : URA, 4Q 2005



Average Office Rental in CBD (2001 – 2005)



$psf/month
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005
$5.90
$4.80
$3.10
$3.35
Raffles Place
Non CBD-Core

Source : JLL Research, 20 Feb 2006

Average Prime Level Retail Rental (2001 – 2005)

35
30
25
20
15
10
5
0
$psf/month
$28.35
$28.80
$19.65
$20.23
Primary Area (Orchard Road)
Suburban Area
2001
2002
2003
2004
2005

Source : JLL Research, 20 Feb 2006



Financial Highlights

Summary of Financial Highlights

	FY 2004 (Restated)	FY 2005	% Change
Revenue ($m)	2,380	2,374	0
Profit from operations ($m)	400	498	24.3
Profit before share of results of associates & jointly controlled entities ($m)	222	345	55.5
Share of after-tax profit/(loss) of associates & jointly controlled entities ($m)	281	59	(79.1)
Profit before tax ($m)	503	404	(19.7)
Profit after tax & MI ($m)	227	200	(11.8)

Earnings Per Share (cents):			
Basic	25.3	21.1	(17.0)
Diluted	25.0	20.8	(17.0)



Dividend

	FY 2004	FY 2005
Proposed dividend (cents per ordinary share)		
- First & Final Dividend	7.5 cents	7.5 cents
- Special Dividend	NIL	5.0 cents



Group Revenue by Segment



$ million
2,500
2,000
1,500
1,000
500
0
$2,380m
489
1,671
175
45
$2,374m
365
1,803
160
46
2004
2005
Property Development
Hotel Operations
Rental Properties
Others

Overall change
= 0%



Contribution to Profit before Tax by Segment (2004 vs 2005)



$ million
550
500
450
400
350
300
250
200
150
100
50
0
$503m
15%
67%
13%
5%
$404m
37%
53%
7%
3%
2004 (restated)
2005
Property Development
Hotel Operations
Rental Properties
Others



Net Borrowings

CDL Group Totals	As at 31/12/04 $m	As at 31/12/05 $m	% Change
Gross Borrowings	4,021.2	3,600.9	↓ 10
Less: Cash and Cash Equivalents	(828.8)	(573.6)	↓ 31
Net Borrowings	3,192.4	3,027.3	↓ 5



NAV Per Share and CDL Share Price (2001 – 2005)

$
10
9
8
7
6
5
4
3
2
1
0
Net Asset Value per share
CDL Share Price
6.05
4.71
4.82
4.16
6.05
5.56
7.10
4.99^
8.70
5.12
2001
2002
2003
2004
2005

^ NAV Per Share for 2004 has been restated



CDL's Net Gearing (%) (2001 – 2005)

Net Gearing (%)

140
120
100
80
60
40
20

121
109
93
73
67

2001 (restated)
2002
2003
2004 (restated)
2005

Before Revaluation



Operations Review



Property Development

Property Sales


CDL maintains market leadership
with over 23% of market share



Property Development
(Units sold/booked)

	Sales Value* $'000	No. of Units*
Q1-Q4 2005	1,659,719	2,071
Q1-Q4 2004	881,604	996

No. of units sold in FY2005 increased by 108%

* Includes shares of JV partners



Operations Review

New Residential Project Launches for 1H 2006

Projects	Units
Butterworth 33 (Total: 20)	20
Residences @ Evelyn (Total: 208)	100
St. Regis Residences (Total: 173)	100
Kings Centre Plot 3 (Total: 175)	100
Sentosa Cove C9 (Total: 264)	150
Total	**470**



Land Bank
(As at 1 Jan 2006)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,205,026	83
Commercial / Hotel	184,554	5
Industrial	462,818	12
TOTAL	**3,852,398**	**100**



Residential* (Overseas) 13%
Industrial 12%
Commercial/ Hotel 5%



Residential (Local) 70%

3.9 million sq ft (Proposed GFA 8.0 million sq ft)



Rental Revenue by Sector



$175m
$160m
100%
80%
60%
40%
20%
0%
Rental Revenue
58
26
4
12
64
18
5
13
2004
2005
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential



Hotel Revenue by Region

2004

28%
8%
462
138
1,071
64%

$1,671m

- Australia & New Zealand
- North America & Europe
- East & South East Asia

2005



28%
8%
503
147
1,153
64%

$1,803m

Overall change = ↑ 8%



Hotel Occupancy by Region

Hotel Occupancy Rate (%)
80
70
60
50
40
30
74
74
71
73
72
70
East & South East Asia
North America & Europe
Australia & New Zealand
2004
2005



CDL's Awards

Business Awards

FTSE4Good Social Responsibility Index (since 2002)
One of six companies in Asia (excluding Japan) included in this real-time index series which reflects the performance of socially responsible equities

Singapore 1000 Ranking 2006 (2000 - current)
Amongst Singapore's top 1000 companies, based on turnover, net profit after tax, total assets, etc.

Singapore International 100 Ranking 2006 (2005- current)
One of the top 20 companies ranked by highest overseas revenue

SIAS Investors' Choice Awards 2005 - Among Singapore's Most Transparent Companies (Property) (2000 – current)
Based on timeliness of news release, substantiality of news release, degree of media access, frequency of corporate results, etc.

Project Awards

BCA Awards (2005)
Accorded most number of awards (14 of 46) including Green Mark Gold, Best Buildable Design Award & Construction Excellence Award

Royal Society for the Prevention of Accidents (2005)
Silver Award in support of good health and safety practices

Community Awards

Singapore Green Plan (2005)
In recognition of CDL's significant contributions towards environmental sustainability in line with the Singapore Green Plan 2012 blueprint

Total Defence Award (2005)
In recognition of CDL's strong and consistent support towards national defence

Friend of the Arts (since 1997)
In support of the Arts by National Arts Council



Market Outlook



Singapore Economic Outlook

- GDP forecast to grow by between 4% and 6%
- Unemployment rate fell to record low of 2.5%
- Policy changes to the property market helped to improve market sentiments
- Development plans for Marina Bay, BFC & two IRs create upside potentials
- Benchmark prices set for IR, BFC, Sentosa Cove and Orchard area



Property Market - Residential

- Private residential property prices increased by 3.9%
- Property prices for the high-end market increased significantly
- Transaction volume increased by 55% from 5,800 to 9,000 units – leading to an upward trend
- Strong interest from foreigners for high-end niche developments
- Government's land policy to monitor and moderate land supply helps achieve a more broad based and healthy recovery



Property Market - Office Rentals

- Office values increased by 4.5% while rental improved significantly by 12.7%
- Overall, average occupancy has improved to 87%.
- Office market expected to continue with its upward momentum with limited supply
- Market experts project office rentals will improve by 15% to 20%



Thank You


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2006 18:37:03
Announcement No.	00200

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Notice of Change in Substantial Shareholders' Interests

Description | We attach herewith the Notices of Change in Interests of Substantial Shareholders of City Developments Limited, namely (i) Hong Leong Investment Holdings Pte. Ltd., (ii) Kwek Holdings Pte Ltd and (iii) Davos Investment Holdings Private Limited.

Attachments:

- hlih.pdf
- kh.pdf
- davos.pdf

Total size = **131K**
(2048K size limit recommended)

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Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to listed company: 28 February 2006

2. Name of Substantial Shareholder: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of interest: 11 July 2005 and 21 November 2005

2. The change in the percentage level: From 48.641 % to 48.388 %

3. Circumstance(s) giving rise to the interest or change in interest:

(i) The allotment of 4,000,000 ordinary shares to Hong Leong Holdings Limited ("HLH") pursuant to the exercise of 4,000,000 warrants in CDL on 11 July 2005 and (ii) the sale of 1,100 ordinary shares in CDL by Millennium Securities Pte Ltd ("MSPL") on 21 November 2005.

HLIH has deemed interest in the shares held by HLH and MSPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out in paragraph 3(i) and (ii). This Notice is submitted as an update of the substantial shareholder's deemed interest as at 27 February 2006 notwithstanding that the percentage level of deemed interest in CDL did not change by 1%.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**140,169,335**	**286,308,647**
As a percentage of no. of issued shares [1]:	15.987%	32.654%
No. of shares held after the change:	**140,169,335**	**290,307,547**
As a percentage of no. of issued shares [2]:	15.756%	32.632%

Note :

1. % of no. of issued shares before the change is based on 876,785,289 issued ordinary shares as at 27 January 2005.

2. % of no. of issued shares after the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to listed company: 28 February 2006

2. Name of Substantial Shareholder: Kwek Holdings Pte Ltd ("KH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares::	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 11 July 2005 and 21 November 2005

2. The change in the percentage level: From 48.641% to 48.388%

3. Circumstance(s) giving rise to the interest or change in interest:

(i) The allotment of 4,000,000 ordinary shares to Hong Leong Holdings Limited ("HLH") pursuant to the exercise of 4,000,000 warrants in CDL on 11 July 2005 and (ii) the sale of 1,100 ordinary shares in CDL by Millennium Securities Pte Ltd ("MSPL") on 21 November 2005.

KH has deemed interest in the shares held by HLH and MSPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out in paragraph 3(i) and (ii). This Notice is submitted as an update of the substantial shareholder's deemed interest as at 27 February 2006 notwithstanding that the percentage level of deemed interest in CDL did not change by 1%.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**426,477,982**
As a percentage of no. of issued shares:[1]:	%	48.641%
No. of shares held after the change:		**430,476,882**
As a percentage of no. of issued shares:[2]:	%	48.388%

Note :

1. % of no. of issued shares before the change is based on 876,785,289 issued ordinary shares as at 27 January 2005.

2. % of no. of issued shares after the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to listed company: 28 February 2006

2. Name of Substantial Shareholder: Davos Investment Holdings Private Limited ("Davos")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares::	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares::	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares::	%

PART III

1. Date of change of deemed interest: 11 July 2005 and 21 November 2005

2. The change in the percentage level: From 48.641 % to 48.388 %

3. Circumstance(s) giving rise to the interest or change in interest:

(i) The allotment of 4,000,000 ordinary shares to Hong Leong Holdings Limited ("HLH") pursuant to the exercise of 4,000,000 warrants in CDL on 11 July 2005 and (ii) the sale of 1,100 ordinary shares in CDL by Millennium Securities Pte Ltd ("MSPL") on 21 November 2005.

Davos has deemed interest in the shares held by HLH and MSPL by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (cont'd)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out in paragraph 3(i) and (ii). This Notice is submitted as an update of the substantial shareholder's deemed interest as at 27 February 2006 notwithstanding that the percentage level of deemed interest in CDL did not change by 1%.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**426,477,982**
As a percentage of no. of issued shares:[1]:	%	48.641%
No. of shares held after the change:		**430,476,882**
As a percentage of no. of issued shares:[2]:	%	48.388%

Note :

1. % of no. of issued shares before the change is based on 876,785,289 issued ordinary shares as at 27 January 2005.

2. % of no. of issued shares after the change is based on 889,644,182 issued ordinary shares as at 27 February 2006.

CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

Our Ref: GCSS-EL/0439/06/LTR

1 March 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 15 February 2006 (*Return pursuant to Rule 704 (11) of the Listing Manual*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels plc*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, CDL Investments New Zealand Limited*);
- 21 February 2006 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited (formerly known as CDL Hotels New Zealand Limited*);
- 23 February 2006 (*Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited*);
- 24 February 2006 (*Interested Person Transactions – Provision of Loans to Joint Ventures*);
-

Yours faithfully

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

*** MULTI TX/RX REPORT ***
****

TX/RX NO	1319	
INCOMPLETE TX/RX		
TRANSACTION OK	(1)	62260807
	(2)	62217441
	(3)	62211055
ERROR		



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP

城市發展有限公司

CO. REG. NO.: 196300316Z

To: The Board of Directors
City Developments Limited (the "Company")

PRIVATE & CONFIDENTIAL

Dear Sir

Please note that a Meeting of the Board of Directors of the Company will be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on **Tuesday, 28 February 2006 at 2.15 p.m.** for the following purposes:

1. (a) To confirm minutes of the Directors' Meetings held on 14 November 2005 and 6 January 2006.

   (b) To confirm circular resolutions of the Directors and the Board Committee.

2. To discuss matters arising therefrom, if any.

3. (a) To consider and approve the draft Announcement of the 2005 full year results, the draft audited Summary Financial Report, Directors' Report and the draft audited Financial Statements of the Company and the Group for the year ended 31 December 2005, and the Chairman's Statement; and

   (b) To authorise any two Directors to sign the Summary Directors' Report, Directors' Report and the 'Statement by Directors' on behalf of the Board.

4. To receive a report from Management and discuss the paper on Proposed Strategy for the Group.

5. To consider and recommend the payment of a final dividend on ordinary shares for the year ended 31 December 2005.

6. To receive a report from the Audit Committee Chairman and the Audit Committee's recommendation on the nomination of Auditors.